Exhibit 99.1

BROOKFIELD PROPERTIES CORPORATION

RENEWAL ANNUAL INFORMATION FORM

MARCH 12, 2010

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

Notes Regarding This AIF	1
Note Regarding Financial Information	1
Stock Splits	1
Forward-Looking Statements	1
Corporate Structure	2
Name, Address and Incorporation	2
Intercorporate Relationships and History	2
General Development of the Business	6
Acquisitions and Dispositions	6
Development	7
Financings and Refinancings	7
Equity	7
Other	8
Business of Brookfield Properties	9
Overview	9
Commercial Property Operations	9
Commercial Development	11
Residential Development	11
Prudent and Flexible Capital Plan	12
Primary Markets and Properties	15
Service Businesses	31
Employees	31
Environmental Protection	31
Company and Real Estate Industry Risks	32
Dividends and Dividend Policy	41
Description of Capital Structure	41
General Description of Capital Structure	41
Ratings	42
Market for Securities	43
Directors and Officers	46
Directors	46
Officers	47
Share Ownership	48
Legal Proceedings	48
Interest of Management and Others in Material Transactions	48
Auditors, Transfer Agent and Registrar	48
Audit Committee Information	49
Relevant Education and Experience	49
Pre-Approval Policies and Procedures	49
External Auditor Service Fees (By Category)	50
Additional Information	50

Appendix A – Subsidiaries	51
Appendix B – Commercial Properties by Region	55
Appendix C – Summary of Terms and Conditions of Authorized Securities	58
Appendix D – Audit Committee Charter	81

NOTES REGARDING THIS AIF

In this Annual Information Form (“AIF”), “BPO”, “we”, “us” and “our” refers to Brookfield Properties Corporation and its consolidated subsidiaries, unless otherwise noted or the context requires otherwise.

Note Regarding Financial Information

Financial data included in this AIF has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All dollar references, unless otherwise stated, are in U.S. dollars. Amounts in Canadian dollars are identified as “C$”.  This AIF should be read in conjunction with our management’s discussion and analysis and audited consolidated financial statements and appended notes each of which appear in our annual report. Unless otherwise indicated, the statistical and financial data contained in this AIF are presented as at December 31, 2009.

Stock Splits

On February 12, 2007, our Board of Directors approved a three-for-two stock split.  The stock split was in the form of a subdivision of shares with shareholders holding three BPO common shares, following the stock split, for every two common shares previously held.  Fractional shares were paid in cash at the prevailing market price.  The stock split occurred on April 27, 2007.   In addition, on February 9, 2005, our Board of Directors approved a three-for-two stock split. The stock split was in the form of a stock dividend.  Shareholders received one BPO common share for every two common shares held.  Fractional shares were paid in cash at the prevailing market price.  The stock dividend was paid on March 31, 2005.  All common share information contained in this AIF has been adjusted to give effect to both of these stock splits, other than the historical common share information found under the heading “Corporate Structure – Intercorporate Relationships and History”, or as otherwise indicated.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the “General Development of the Business” and “Business of Brookfield Properties” sections of this AIF constitute forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to management.  In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “forecast”, “outlook”, “potential”, “continue”, “should”, “likely”, or the negative of these terms or other comparable terminology.  Although management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of BPO to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to our properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on our accounting policies and on period-to-period comparisons of financial results, including changes in accounting policies to be adopted under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board; and other risks and factors described from time to time in the documents filed by us with the securities regulators in Canada and the United States, including in this AIF under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks.” We undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

CORPORATE STRUCTURE

Name, Address and Incorporation

Brookfield Properties Corporation was formed under the Canada Business Corporations Act on September 5, 1978 to continue the business of Canadian Arena Corporation which was incorporated in 1923 under the Quebec Companies Act, 1920.  Our articles have been amended from time to time to change our capital structure and to make the following name changes: Carena-Bancorp Holdings Inc. - Le Holding Carena-Bancorp Inc. (November 1978), Carena-Bancorp Inc. (January 1985), Carena Developments Limited (March 1989) and finally to Brookfield Properties Corporation (May 1996).  Our articles were restated on September 5, 2002.

Our registered office is P.O. Box 770, Suite 330, Brookfield Place, 181 Bay Street, Toronto, Ontario, M5J 2T3.  We operate head offices at Three World Financial Center in New York, New York and Brookfield Place in Toronto, Ontario.

Intercorporate Relationships and History

Our principal subsidiaries and the cities where they own properties are set out below.  All interests are 100% ownership interests unless otherwise indicated.  Our principal subsidiaries and their jurisdiction of formation are listed in Appendix A hereto.

BPO has been active in various facets of the real estate business since the 1960’s.  Canadian Arena Corporation, the predecessor company to BPO, built the Montreal Forum in 1924 to provide facilities for hockey and other sporting and cultural events and its earnings were derived principally from the ownership of the Montreal Forum and the Montreal Canadiens of the National Hockey League until the sale of the franchise in 1978.

In 1976, a subsidiary of BPO, then called Carena Properties, expanded its real estate interests by acquiring a controlling interest in one of Canada’s largest public real estate companies, Trizec Corporation Ltd.  The steady escalation in commercial property values over the next ten years provided the capital base to expand BPO’s residential land development and home building activities.  In 1990, a strategic decision was made to invest capital in the premier office property business in select, high-growth, supply-constrained markets in North America.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

The accumulation of these assets was completed through various corporate and property purchases, including six major portfolio acquisitions:

BCE Inc.

In 1990, BPO acquired a 50% interest in a portfolio of office properties in Toronto, Denver and Minneapolis from BCE Inc.  In 1994, this interest was increased to 100%.  Brookfield Place, BPO’s flagship office complex in Toronto, was acquired in this transaction and our portion of the property is owned through Brookfield Properties Ltd., an Ontario corporation.  The Denver and Minneapolis assets are held through Brookfield Commercial Properties Inc., a Minnesota-based Delaware corporation.

Olympia & York U.S.A.

On November 21, 1996, we completed the acquisition of a 46% interest in World Financial Properties, L.P., a New York-based Delaware limited partnership.  World Financial Properties, L.P. owned 10 million square feet of Class A office space in New York and Boston, including interests in three of the four towers of the World Financial Center, One Liberty Plaza and 245 Park Avenue in Manhattan and 53 State Street in Boston.  In April 1997, we acquired from an affiliate of a Canadian chartered bank and Dragon Holdings Limited a further 24% interest in World Financial Properties, L.P. for approximately $145 million in cash and the issuance of 2.9 million warrants of BPO.  Following the acquisition, we owned a 70% interest in World Financial Properties, L.P., which changed its name to Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”).  In June 1998, we increased our interest in Brookfield Financial Properties to 89% by purchasing from an affiliate of Citicorp Real Estate Inc. a 19% equity interest.  The cost of the acquisition was $167 million.  As partial consideration for the acquisition, we issued a $50 million 6% unsecured debenture convertible into 2,622,100 of our common shares.  On May 30, 2001, we acquired a further 5.4% of its New York and Boston assets owned through Brookfield Financial Properties from Citibank for a total cost of $202 million, $60 million of cash and the assumption of $142 million of long-term non-recourse property debt. This transaction brought our interest in Brookfield Financial Properties to approximately 95%. On December 31, 2002, we increased our interest in Brookfield Financial Properties to 98.5% for cash consideration of $56 million.  During 2003, we acquired a further 0.9% of our New York and Boston assets owned through Brookfield Financial Properties.  This brought our interest in Brookfield Financial Properties to approximately 99.4%.

Royal Trust

On September 30, 1997, we purchased 14,582,252 common shares of BPO Properties Ltd., a Canadian corporation and an owner of commercial properties primarily in the Toronto area (“BPO Properties”, formerly Gentra Inc. and Royal Trustco Limited), for an aggregate purchase price of $190 million.  The purchase price was satisfied by a cash payment and approximately 4.6 million of our common shares.  On completion of the transaction, we held approximately 43% of the outstanding common shares of BPO Properties.  On September 30, 1997, we also entered into an agreement to purchase Series R preferred shares of BPO Properties.  On October 15, 1997, the Series R preferred shares were converted into common shares of BPO Properties, increasing our ownership to 45%.

During 1999, BPO Properties acquired 5.8 million of its own common shares at a price below net asset value for a total of $57 million, thereby increasing our equity interest to 52%.  Subsequent to December 31, 1999, an additional 4 million common shares of BPO Properties were repurchased by BPO Properties for a total cost of $40 million, thereby increasing our equity interest in BPO Properties to 59% (47% on a voting basis).  During 2000, we continued the consolidation of BPO Properties through both a normal course issuer bid and tender offers for the shares that we did not already own.  Also in September 2000, the effective ownership of BPO Properties was increased to 85% through the issuance of 5.3 million common shares and the payment of $5 million in cash.  We subsequently acquired an additional 2% of BPO Properties through capital repurchases, bringing our equity ownership interest in BPO Properties to 87% (47% of the voting securities and 100% of the non-voting securities on a voting basis).

In April 2003, we acquired an additional 574,900 voting common shares of BPO Properties in a private transaction at a cost of C$27.00 per BPO Properties share. The transaction increased our equity interest in BPO Properties from 87% to 89%.  A wholly-owned subsidiary of BPO acquired these additional shares by issuing C$15.5 million of retractable preferred shares.  These shares were retractable until April 25, 2005 for either cash or, at the option of the holder, 474,466 common shares of BPO and 94,893 common shares of Brookfield Homes Ltd. (“Brookfield Homes”), subject to certain adjustments.  Thereafter, we extended an offer to acquire the balance of outstanding common shares of BPO Properties which we did not own.  In June 2003, we withdrew our proposal to enter into a “Going Private Transaction” with BPO Properties due to the lack of support from minority shareholders.  The retractable preferred shares were subsequently purchased from the holder thereof for C$22,952,781.60.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Trizec Western Canada

In June 2000, we acquired, through BPO Properties, a Western Canadian office portfolio consisting of four office towers in Calgary and Vancouver.  These properties, formerly part of the TrizecHahn portfolio, comprise a total of 3.5 million square feet of prime office, retail and parking space.  The portfolio includes the flagship Bankers Hall East and West Towers and the Royal Bank Building in Downtown Calgary as well as the Royal Centre in Downtown Vancouver.

O&Y Properties/O&Y REIT

In October and November of 2005, through BPO Properties, we completed the acquisition of O&Y Properties Corporation and the assets and liabilities of O&Y Real Estate Investment Trust, adding approximately 11.6 million square feet to BPO Properties’ office portfolio.  The C$2 billion O&Y portfolio acquisition, one of the largest real estate deals in Canadian history, comprised 24 office properties consisting of 27 buildings and one development site in five Canadian cities.  The portfolio was acquired by a consortium of institutional investors, led and managed by BPO Properties investing directly through property level joint ventures (collectively, “Canadian Office Fund”).  BPO Properties provided 25% of the equity, approximately C$200 million, and serves as property and asset manager for the Canadian Office Fund.

Trizec Properties

In October 2006, we acquired Trizec Properties, Inc. (“Trizec Properties”), a publicly traded U.S. office real estate investment trust (“REIT”), and Trizec Canada Inc., a Canadian company that held, among other assets, an approximate 38% ownership interest in Trizec Properties (“Trizec Canada” and collectively with Trizec Properties, “Trizec”), for consideration of approximately $4.8 billion, which together with the existing indebtedness of Trizec, gave the transaction a value of approximately $8.9 billion.  The portfolio was acquired in a joint venture involving a consortium of institutional investors, led and managed by us, investing through direct and indirect investment vehicles (collectively, “U.S. Office Fund”), and The Blackstone Group, a New York-based private equity firm (“Blackstone”). The Trizec portfolio consisted of 74 high-quality office properties totaling approximately 40 million square feet in nine U.S. markets, including New York City, Washington, D.C. and Los Angeles.

The U.S. Office Fund invested approximately $1.4 billion into the transaction.  Our equity investment in the U.S. Office Fund was approximately $857 million.  Blackstone invested approximately $507 million into the transaction.

The terms of the joint venture agreement provide that we manage and operate the Trizec portfolio, provided that Blackstone has been engaged pursuant to a sub-management agreement to manage and operate certain properties in the Trizec portfolio. We manage and operate properties amounting to approximately 24 million square feet located in Downtown Los Angeles, Washington, D.C., Houston and New York City.  Under the sub-management agreement, Blackstone manages and operates the balance of the properties in the Trizec portfolio located in West Los Angeles, San Diego and New York City.  Under the terms of the joint venture agreement, commencing in 2011, Blackstone has the option to put its interest in the venture in exchange for certain properties that are sub-managed by Blackstone. If Blackstone does not exercise this option, in 2013, the U.S. Office Fund has the option to call Blackstone’s interest in the venture in exchange for the Blackstone sub-managed properties. On exercise of either the put or call, the parties are subject to certain cash adjustment payments to compensate for differences between the actual distributions and cashflows of the respective sub-managed properties, as well as changes in fair values of such properties from the date of acquisition to the call or the put closing date. Such cash adjustments also provide for cross participation in cashflows and changes in fair value of each party’s sub-managed properties.

Residential and Housing

In 1985, we entered the land development and home building businesses by acquiring a 50% controlling interest in Coscan Development Corporation (“Coscan”) from Costain U.K.  In 1987, we acquired a 45% interest in Carma Corporation from several Canadian financial institutions which had acquired their shareholdings in this company as a result of a major financial restructuring.  Over the next eight years we increased our interest in Carma Corporation to 75%.

In 1995, Coscan changed its name to Brookfield Homes.  On May 8, 1997, we completed an amalgamation transaction with Brookfield Homes in which shareholders of Brookfield Homes received one common share of BPO for each 1.5 common shares of Brookfield Homes held.  Prior to the amalgamation, public shareholders owned approximately 4% of the total outstanding shares in Brookfield Homes.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

On May 13, 1999, we purchased 1 million common shares of Carma Corporation.  This purchase increased our equity interest in Carma Corporation to 35,395,499 common shares or approximately 82% of Carma Corporation’s issued and outstanding common shares.  In September 2000, Carma Corporation was privatized through the issuance of 1.9 million of our common shares and the payment of $1 million in cash.

On October 29, 2002, our Board of Directors approved the special distribution of our U.S. residential home building business, under the name Brookfield Homes Corporation and that company commenced trading on the New York Stock Exchange (“NYSE”) under the symbol “BHS” on January 7, 2003.  As a result we no longer have an interest in Brookfield Homes Corporation.

In 2005, Carma Corporation was restructured into two wholly-owned subsidiaries Carma Developers LP, an Alberta limited partnership, which operates our Canadian residential land development business, and Carma Inc., a Delaware corporation, which operates our U.S. residential land development business.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

GENERAL DEVELOPMENT OF THE BUSINESS

The significant events affecting our business during the last three financial years and to the date of this AIF are summarized below.  A number of these events and conditions are discussed in greater detail under the heading “Business of Brookfield Properties”.  We have not repeated the major events referred to above under “Corporate Structure – Intercorporate Relationships and History”.

Acquisitions and Dispositions

In February, 2007, we disposed of three of our properties that were classified as held for sale: Atrium on Bay in Toronto and 2200 and 2204 Walkley in Ottawa. Atrium on Bay was sold for C$250 million and the Walkley properties, held through our Canadian Office Fund, were sold for C$25 million.

On May 16, 2007, we sold 18 King St., Toronto, for $10 million, resulting in a gain of $4 million for our 25% interest in this 251,000 square foot building.

On May 31, 2007, we purchased 1201 Louisiana, Total Plaza, Houston for $151.5 million.  The 35-story building comprising 892,000 square feet is located one block east of the Allen Center and is directly linked to the Houston central business district tunnel system.

On August 30, 2007, we sold 2 and 40 St. Clair Ave. West, Toronto, for C$90 million resulting in a gain of approximately $7 million for our 25% interests in these 448,000 square foot buildings.

On December 13, 2007, we sold Gulf Canada Square in Calgary for a gross sale price of $97 million, resulting in a gain of approximately $27 million for our 25% interest in this 1.1 million square foot building.

On December 27, 2007, we acquired an additional 49% interest in 53 and 75 State Street from RREEF for $477 million or $511 per square foot.  This acquisition gave us sole ownership of the two towers, which in aggregate encompass over 2.2 million square feet of Class A office space in Boston’s financial district.

On April 1, 2008, we sold Acres House in Niagara Falls for a gross sale price of C$3.4 million, resulting in a gain of approximately nil for our 25% interest in this building.

On July 24, 2008, we completed the disposition of a 50% interest in TD Canada Trust Tower for gross proceeds of C$425 million and a net gain of $127 million. The 51-story, 1.1-million-square-foot tower is part of our 3.2 million square foot Brookfield Place office and retail complex in Toronto's financial district.

On August 11, 2009, we announced our participation in a $4 billion Investor Consortium dedicated to investing in or acquiring underperforming real estate.  We will have the option to fund opportunities in the office sector on a global basis; all other opportunities will be funded by our parent company, Brookfield Asset Management Inc. (“BAM”). In addition to us and BAM, the participants in the Investor Consortium consist of a number of institutional real estate investors which have each allocated between $300 million and $1 billion to the Investor Consortium.

On December 30, 2009, we announced that we had entered into a joint venture partnership with Edge Fund Advisors (“Edge”) on the 1625 Eye St., NW office property in Washington, DC. In joining the venture, Edge, a Washington, DC-based real estate investment advisor and asset management firm acting on behalf of HSBC Alternative Investments Limited and an exclusive syndicate of HSBC Private Banking Clients, assumed a 90% common membership interest in the building by contributing $203.4 million, or $587 per leasable square foot. We maintained a 10% common membership interest as well as a preferred interest in the venture and retain property management and leasing responsibilities at the building.

On December 30, 2009, we also announced that we had sold One Bethesda Center, a 179,000 square foot building in Bethesda, MD to JBG Associates, LLC for $71 million or $418 per square foot.

In the fourth quarter of 2009, we established an operational platform in San Francisco.  Through an agreement with BAM,   we began operational and leasing oversight of 333 Bush Street, a property that the Brookfield Real Estate Finance Fund took title to through a foreclosure procedure.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Development

1225 Connecticut Avenue in Washington, D.C., a property that was acquired as part of the Trizec portfolio, underwent a full redevelopment of its 269,000 square feet, and construction was completed in the fourth quarter of 2008.  On October 7, 2009, we announced that 1225 Connecticut Avenue had earned Leadership in Energy and Environmental Design (“LEED”)   Platinum certification, the industry’s highest rating for environmental sustainability. It is the first redeveloped office building in the Eastern United States to achieve LEED Platinum certification.

Waterview, a development site acquired with the Trizec portfolio, was under construction prior to its acquisition. On  May 30, 2007, we sold the office component for $435 million, resulting in a gain of $58 million, and earning incentive and termination fees of $16 million for our 25% interest.  The remaining 300,000 square foot building was completed in 2007.

On June 25, 2007, we expanded the Herald Block development site in Calgary with the acquisition of the Heagle building for C$5 million, adding 100,000 square feet of additional density to the site, which now has a capacity of 1.2 million rentable square feet. The acquisition of the building also links the site to existing skybridge connections.

On September 16, 2009, we officially opened Bay Adelaide Centre, the first development built to achieve a LEED Gold Standard and the first major development in Toronto’s financial district in 17 years. Standing 51 stories tall, the 1.2 million square foot office tower adheres to strict building efficiency guidelines, including optimization of energy, light and water, and the use of local and recycled building materials.

On September 23, 2009, we announced that we, along with our ownership partners, will thoroughly renovate First Canadian Place, including a total recladding of the building’s exterior with laminated glass spandrel panels replacing the existing white marble. The project is seeking LEED Gold certification and is expected to be complete by the end of 2011.

In the fourth quarter of 2009, Republic Plaza, Denver, 53 State Street and 75 State Street, Boston achieved LEED Gold certification through environmental initiatives and upgrades including: exterior building site maintenance; water and energy conservation; use of environmentally preferred products for cleaning and alterations; waste stream management; and enhanced indoor environmental quality.

Financings and Refinancings

On January 26, 2007 we refinanced One World Financial Center, New York, with a $310 million, non-recourse 10-year interest-only financing at a rate of 5.83%. This financing repaid $300 million full-recourse floating rate financing.

On July 26, 2007, BPO Properties closed on a C$420 million construction loan for Bay Adelaide Centre.  The loan bears interest at Bankers Acceptance (“BA”) plus 1.35% and has a three-year term with two one-year extension options.

On August 13, 2007, we announced the completion of the refinancing of One Liberty Plaza in Lower Manhattan with an $850 million, non-recourse 10-year loan.  The financing was completed with Goldman Sachs at a fixed rate of 6.139%, repaying a $397 million loan at a fixed rate of 6.75%.

In October 2008, we renewed our $300 million corporate revolving credit facility with BAM until 2010.

On February 4, 2009, we extended our revolving credit facility through December 2010, with a six-month extension option through June 2011. The facility had an initial closing for $388 million which was increased to $413 million in November 2009 and further increased to $438 million in January 2010.

On December 1, 2009, we announced the completion of the refinancing of First Canadian Place in Toronto with C$310 million (C$78 million at our ownership), five-year first mortgage bonds.  The financing was completed at a fixed rate of 5.367%. Proceeds from the financing were used to repay the existing first mortgage bonds and will pay for costs associated with the building’s rejuvenation program. With this, we completed our $1.3 billion of financings due in 2009.

Equity

On February 12, 2007, our Board of Directors approved a three-for-two stock split.  The stock split was in the form of a subdivision of shares with shareholders holding three BPO common shares, following the stock split, for every two common shares previously held.  Fractional shares were paid in cash at the then prevailing market price.  The stock split occurred on April 27, 2007.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Also on February 12, 2007, our Board of Directors approved an increase in the quarterly dividend on our common shares by 11% to $0.14 per share on a post-split basis providing for an effective annualized dividend rate of $0.56 per share commencing with the dividend payable on June 30, 2007.

In May 2009, we launched a Dividend Reinvestment Plan (“DRIP”) which allows common shareholders the opportunity to acquire additional common shares by reinvesting their dividends in lieu of a cash payment.  The DRIP is available to all common shareholders in Canada and the U.S.

On August 21, 2009, we completed an offering of 54,625,000 common shares to a syndicate of underwriters at a purchase price of $9.50 per share. BAM concurrently purchased 54,625,000 common shares at a purchase price of $9.50 per share. The gross proceeds raised by us from the combined share issuances was approximately $1.04 billion.

On September 16, 2009, we announced that we had renewed our normal course issuer bid and that we may, during the twelve month period commencing September 22, 2009 and ending September 21, 2010, purchase on the Toronto Stock Exchange (the “TSX”) and the NYSE up to 25,032,918 common shares, representing approximately 5% of our issued and outstanding common shares.

On September 24, 2009, we completed an offering of 11,500,000 preference shares, Series L to a syndicate of underwriters at a purchase price of C$25.00 per share. The gross proceeds raised by us from the share issuance was C$287.5 million.

On December 8, 2009, we announced that we had commenced a normal course issuer bid and that we may, during the twelve month period commencing December 11, 2009 and ending December 10, 2010, purchase on the TSX up to 400,000 Class AAA preference shares, Series F, 220,000 Class AAA preference shares, Series G, 400,000 Class AAA preference shares, Series H, 400,000 Class AAA preference shares, Series I, 400,000 Class AAA preference shares, Series J and 300,000 Class AAA preference shares, Series K, each representing approximately 5% of the issued and outstanding Class AAA preference shares of the applicable series.

In December 2009, we filed a short form base shelf prospectus with the securities regulatory authorities in all of the provinces of Canada and a registration statement on Form F-10 with the United States Securities and Exchange Commission.  This shelf prospectus allows us to issue up to $1 billion of Class AAA preference shares, common shares and unsecured debt securities.

On January 20, 2010, we  completed an offering of 11,000,000 preference shares, Series N to a syndicate of underwriters at a purchase price of C$25.00 per share. The gross proceeds raised by us from the share issuances was C$275 million.

Other

On October 9, 2009, we announced we had been granted exemptive relief to prepare our financial statements in accordance with IFRS for financial periods beginning on or after January 1, 2010, ahead of the mandatory conversion date for Canadian public companies. We intend to adopt IFRS commencing with our interim financial statements for the three months ending March 31, 2010.

On February 26, 2010, we announced a proposal to create Canada's pre-eminent office real estate investment trust (REIT). Upon conversion, the new REIT, to be named Brookfield Office Properties Canada, will acquire BPO Properties’ directly owned office assets in Toronto, Calgary and Vancouver and will also acquire Brookfield Properties' interest in Brookfield Place.  The transaction will be effected by way of a plan of arrangement under the Canada Business Corporations Act. The transaction requires shareholder approval, as well as approval by the Ontario Superior Court of Justice and is conditional upon receipt of all necessary regulatory, TSX and third party consents and approvals.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

BUSINESS OF BROOKFIELD PROPERTIES

Overview

BPO is a publicly-traded North American commercial real estate company listed on the New York and Toronto stock exchanges under the symbol “BPO”. We operate in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America, and the second being the development of residential land. Since 2005, we have established and fully invested two core office funds for the purpose of enhancing our position as a leading real estate asset manager: the U.S. Office Fund (a single-purpose fund established to acquire the Trizec portfolio) and the Canadian Office Fund (a single-purpose fund established to acquire the O&Y portfolio).

Commercial Property Operations

Owing to our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained, markets with high barriers to entry, along with our focus on executing long-term leases with strong credit rated tenants, we have created one of North America’s most distinguished portfolios of office properties. Our commercial property portfolio consists of interests in 110 properties totaling 75 million square feet, including 9 million square feet of parking.  Our properties are listed in Appendix B hereto.  Our development/redevelopment portfolio comprises interests in 13 sites totaling 15 million square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa. We intend to continue our strategy of maintaining a meaningful presence in a select number of North American cities with attractive tenant bases.

We remain focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management including the refinancing of mature properties; and

•	Monetizing development assets as the economy rebounds and supply constraints create opportunities.

Our commercial property portfolio, segregated by market, is as follows:

Region	Number of Properties	Total Area (000’s Sq.Ft.)
New York, New York	13	20,563
Boston, Massachusetts	2	2,266
Washington, D.C.	29	6,921
Toronto, Ontario	11	9,137
Calgary, Alberta	9	6,912
Ottawa, Ontario	6	2,777
Denver, Colorado	1	1,830
Minneapolis, Minnesota	4	3,051
Los Angeles, California	22	10,835
Houston, Texas	9	9,118
Edmonton, Alberta	2	712
Vancouver, British Columbia	1	853
Other	1	73
Total	110	75,048

Business Strategy

Long-Term Lease Profile Limits Market Risk. Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. As a result of this strategy, less than 9% of our leases, on average, mature annually over the next five years and excluding Bank of America/Merrill Lynch, our largest tenant, approximately 7% of our leases, on average, mature annually over the next five years.

Diversified, High Credit Quality Tenants.  An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows major tenants with over one million square feet of space in the portfolio by leased area and their respective lease commitments:

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

		Year of	000's	% of
Tenant	Location	Expiry(1)	Sq. Ft.(2)	Sq. Ft.(2)
Bank of America/Merrill Lynch (3)	New York/Toronto/Denver/Los Angeles	2013	4,923	7.6%
Government and Government Agencies(4)	All Markets	Various	3,387	5.2%
Chevron	Houston	2017	1,742	2.7%
Wells Fargo/Wachovia	New York	2015	1,439	2.2%
CIBC	New York/Toronto/Calgary	2032	1,437	2.2%
RBC Financial Group	Five Markets	2020	1,195	1.8%
Bank of Montreal	Toronto/Calgary	2018	1,131	1.7%
Suncor Energy	Calgary	2028	1,015	1.5%
(1)	Weighted average based on square feet
(2)	Prior to considering partnership interests in partially-owned properties
(3)
Bank of America/Merrill Lynch leases 4.6 million square feet in the World Financial Center ("WFC"), of which they occupy 2.8 million square feet with the balance being leased to various subtenants ranging in size up to 500,000 square feet. Of this 2.8 million square feet, 1.9 million is in 4 WFC, in which Bank of America/Merrill Lynch has a 49% interest, and 0.9 million square feet is in 2 WFC, in which Bank of America/Merrill Lynch has an effective 25% interest through zero-coupon notes

(4)	Represents various U.S. and Canadian federal governments and agencies

Proactive Leasing Strategy.  Our proactive leasing strategy produced total 2009 leasing of 4.6 million square feet for our managed portfolio. Our vacancy rates are significantly below the market average in almost all of our primary markets.  Our managed portfolio occupancy rate, at December 31, 2009, was 95.0%.  Increasing occupancy and reducing rollover exposure ensures continued stable cashflow and low levels of capital expenditures and leasing costs.

Investment Strategy

Acquire high quality properties in our target markets.  Our strategy is to opportunistically acquire assets in high growth markets, namely markets where financial services, government and energy sectors drive the market, and assets which exhibit an opportunity to improve or preserve returns through repositioning (through a combination of capital improvements and for a shift in marketing strategy), changes in management focus and re-leasing as existing leases terminate.

Expand asset management platform.  We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with this endeavor, we also consider opportunities to pursue the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire the O&Y portfolio and in 2006 we formed our U.S. Office Fund to consummate the acquisition of the Trizec portfolio. Of our 110 commercial office properties, 25 are wholly owned, 14 are held in property-level joint ventures or co-tenancies and 71 are held in our funds.

Our Canadian Office Fund consists of a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. Our U.S. Office Fund consists of a consortium of institutional investors, which we lead and manage, investing through direct and indirect investment vehicles who have also entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties.

We believe that investing our liquidity with these partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

•	Asset Management	Stable base fee for providing regular, ongoing services.
•	Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.
•	Performance
Earned when certain predetermined benchmarks are exceeded. Performance fees which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Commercial Development

We hold interests in 15 million square feet of high-quality, centrally-located development and redevelopment sites at various stages of planning and construction. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when preleasing targets with one or more lead tenants have been achieved. We currently have one project under development and one project under redevelopment. The following table summarizes our commercial development projects at December 31, 2009:

(Square feet in 000’s)	Region	Description	Number of Sites	Owned Interest %(1)	Density (000’s Sq.Ft.)
Direct
Manhattan West	New York	Between 31st and 33rd Streets across from the Farley Post Office	1	100%	5,400
Bay Adelaide Centre	Toronto	Bay and Adelaide Streets	1	100%	2,600
Brookfield Place III	Toronto	Third phase of Brookfield Place project	1	54%	800
Bankers West Parkade	Calgary	West Parkade adjacent to Bankers Hall	1	50%	250
Herald Site	Calgary	One block from our existing Calgary assets	1	100%	1,200
1501 Tremont Place	Denver	One block from Republic Plaza	1	100%	733
Block 173	Denver	One block from Republic Plaza	1	100%	600
			7		11,583
U.S. Office Fund
Reston Crescent	Washington	36 acre landscaped campus in Reston, Virginia	1	100%	724
1500 Smith Street	Houston	Adjacent to 1400 Smith Street	1	100%	500
Allen Center Clay Street	Houston	Located in the heart of the Allen Center / Cullen Center complex	1	100%	600
Five Allen Center	Houston	Adjacent to the Allen Center	1	100%	1,100
			4		2,924
Canadian Office Fund
300 Queen Street	Ottawa	Third phase of Place de Ville project	1	25%	577
			1		577
			12		15,084
Redevelopment
1225 Connecticut	Washington	Downtown Washington, D.C.	1	100%	269
Total development and redevelopment			13		15,353
(1)	Represents our consolidated interest before non-controlling interests

Residential Development

Through our residential development business segment, we develop residential land and conduct homebuilding operations. Operations are currently focused in five markets: Alberta and Ontario in Canada, and Colorado, Texas and Missouri in the U.S. These business units primarily entitle and develop land in master-planned communities and then sell these lots to other homebuilders. However, in Alberta and Ontario we also build and sell homes.

We intend to continue to grow this business over time by selectively acquiring land that either enhances our existing inventory or provides the residential development groups with attractive projects that are consistent with our overall strategy and management expertise.

We classify our residential development business into three categories: land held for development; land under development; and housing inventory. Costs attributable to land held for development include costs of acquiring land as well as general infrastructure costs to service the land within a community. These costs are not directly related to saleable lots. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development, which includes all underlying costs that are attributable to the phase of saleable lots, including costs of the underlying land, roads, school sites and parks. Included in housing inventory is associated land as well as construction costs.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

The following table summarizes our residential land development at December 31, 2009:

	Under Development		Housing Inventory		Held for Development
($ in Millions)	Number of Lots/Acres	Book Value	Number of Units	Book Value	Number of Acres	Book Value
Single Family (Lots)
Alberta	1,827	$247	165	$21	6,385		$477
Ontario	―	―	341	48	1,488		57
Colorado	996	53	―	―	2,299		153
Texas	80	4	―	―	3,946		102
Missouri	93	3	―	―	205		8
Total Single Family (Lots)	2,966	$307	506	$69	14,323		$797
Total Single Family (Acre Equivalent)(1)	546

Multi-Family and Commercial (Acres)
Alberta	136	$52	265	$32	―	$	―
Colorado	10	2	―	―	―		―
Texas	1	―	―	―	―		―
Total Multi-Family and Commercial (Acres)	147	$54	265	$32	―	$	―
Total Book Value		$361		$101			$797
(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

Prudent and Flexible Capital Plan

Our strong balance sheet allows us to simultaneously pursue numerous growth initiatives including development and acquisitions.

We monitor both the amount of our leverage and the mix of our fixed/floating-rate debt to provide a more reliable stream of earnings.  We regularly review various credit ratios to monitor our leverage.  In order to mitigate the risk of rising interest rates, we finance our commercial properties through a combination of fixed and variable rate debt.  Our optimum financing goal is to place long-term fixed rate non-recourse debt on each of our commercial properties.  However, when an asset is being repositioned or released we may temporally use a variety of short term variable rate financing facilities, including loans from BAM and its affiliates, bridge financing from financial institutions and recourse debt.  In addition, from time to time, we may enter into interest rate derivative contracts in order to limit our exposure to increasing interest rates.

Important sources of liquidity for us are two unsecured revolving credit facilities: (i) a $413 million unsecured facility with a syndicate of banks and (ii) $300 million unsecured facility with BAM.  The $413 million facility bears interest at BA/LIBOR plus a spread of 3.75% to 4.0% based on our corporate debt rating and the $300 million facility bears interest at BA/LIBOR plus a spread of 3.75%.  The $413 million facility includes numerous financial covenants that limit our ability to borrow under the facility.  At December 31, 2009, the balance drawn on these facilities was nil and nil, respectively.  Additionally, we have a term loan facility, which was refinanced during the third quarter of 2009 at a rate of LIBOR + 375 basis points (with a LIBOR floor of 2%). The outstanding balance at December 31, 2009 on this facility was $100 million and matures on September 30, 2010.

Depending on market conditions, we opportunistically access the public equity markets through the issuance of common or preference shares.  To the extent that we believe it is necessary and efficient, we may also raise capital through a variety of other means, including, but not limited to, selling assets, entering into joint ventures or partnerships with equity providers, or a combination of these and other methods.

Select financial ratios are set out in the following table:

	Three-Year	Annual Results
Objective	Average	2009	2008	2007
Debt-to-total-market-capitalization	58%	57%	69%	47%
Non-recourse debt as a percentage of total(1)	95%	96%	94%	94%
Interest expense coverage	2.1x	2.3x	2.1x	2.0x
(1)	Non-recourse to BPO

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

The following describes our commercial property debt at December 31, 2009:

					Dec. 31, 2009(1,2)
($ in millions)	Location	Rate %	Maturity Date		Proportional(3)	Consolidated	Mortgage Details
Direct
77 K Street	Washington, D.C.	4.43	April	2010	$34	$34	Non-recourse, fixed rate
Bankers Court	Calgary	1.90	October	2010	42	42	Non-recourse, floating rate
245 Park Avenue	New York	6.65	February	2011	221	221	Non-recourse, fixed rate
Queen’s Quay Terminal	Toronto	7.26	March	2011	31	31	Non-recourse, fixed rate
Bay Adelaide Centre(4)(6)	Toronto	1.75	July	2011	367	367	Non-recourse, floating rate
Fifth Avenue Place	Calgary	7.59	August	2011	66	66	Non-recourse, fixed rate
1201 Louisiana Street	Houston	6.73	September	2011	100	100	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.72	November	2011	75	75	Non-recourse, fixed rate
West 31st Street(4)	New York	6.00	January	2012	105	105	Partial-recourse, floating rate
300 Madison Avenue	New York	0.53	April	2012	42	42	Non-recourse, floating rate
Exchange Tower	Toronto	6.83	April	2012	56	56	Non-recourse, fixed rate
RBC Plaza(5)	Minneapolis	5.50	April	2012	68	68	Non-recourse, floating rate
Royal Centre	Vancouver	4.96	May	2012	112	112	Non-recourse, fixed rate
HSBC Building	Toronto	8.19	October	2012	21	21	Non-recourse, fixed rate
105 Adelaide	Toronto	5.32	February	2013	21	21	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	April	2013	313	313	Non-recourse, fixed rate
Hudson’s Bay Centre (7)	Toronto	5.20	May	2013	104	104	Non-recourse, fixed rate
75 State Street	Boston	5.50	June	2013	297	297	Partial-recourse, floating rate
Two World Financial Center	New York	6.91	September	2013	317	317	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	September	2013	188	188	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	5.42	October	2013	52	52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42	October	2013	43	43	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	November	2013	159	159	Non-recourse, fixed rate
Republic Plaza	Denver	5.14	April	2014	159	159	Non-recourse, fixed rate
Suncor Energy Centre	Calgary	6.38	June	2014	206	206	Partial recourse, fixed rate
Two World Financial Center	New York	10.80	September	2014	124	124	Non-recourse, floating rate
53 State Street	Boston	5.96	August	2016	280	280	Non-recourse, fixed rate
One World Financial Center	New York	5.83	February	2017	309	309	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14	September	2017	835	835	Non-recourse, fixed rate
West 33rd Street(4)	New York	5.90	April	2018	122	122	Non-recourse, fixed rate
22 Front Street	Toronto	6.24	October	2020	18	18	Non-recourse, fixed rate
33 South Sixth Street(5)	Minneapolis	8.72	May	2028	88	88	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	December	2028	152	152	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	April	2032	400	400	Non-recourse, fixed rate
Total Direct		6.02			$5,527	$5,527

U.S. Office Fund
Waterview	Washington, D.C.	2.25	August	2010	$3	$5	Non-recourse, floating rate
Two Ballston Plaza	Washington, D.C.	6.90	April	2011	15	24	Non-recourse, fixed rate
Bethesda Crescent	Washington, D.C.	6.90	April	2011	19	31	Non-recourse, fixed rate
Silver Spring Metro Plaza(8)	Washington, D.C.	6.00	September	2011	58	94	Non-recourse, floating rate
2401 Pennsylvania Avenue(8)	Washington, D.C.	6.00	September	2011	10	17	Non-recourse, floating rate
1250 Connecticut(8)	Washington, D.C.	6.00	September	2011	28	45	Non-recourse, floating rate
1460 Broadway	New York	5.11	November	2012	―	12	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	2.30	May	2013	―	57	Non-recourse, floating rate
1400 Smith Street	Houston	5.77	October	2013	149	240	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	February	2014	66	107	Non-recourse, fixed rate
2000 L Street	Washington, D.C.	4.24	April	2014	34	55	Non-recourse, floating rate
Grace Building	New York	5.54	July	2014	116	187	Non-recourse, fixed rate
1411 Broadway	New York	5.50	July	2014	―	107	Non-recourse, fixed rate
Bank of America Plaza	Los Angeles	5.31	September	2014	142	229	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25	December	2014	28	45	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	February	2016	30	49	Non-recourse, fixed rate
One New York Plaza	New York	5.50	March	2016	242	390	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	April	2016	12	20	Non-recourse, fixed rate
U.S. Fund Pool debt	—	6.84	May	2011	142	303	Non-recourse, fixed rate
U.S. Fund corporate debt(9)	—	2.73	October	2011	1,292	3,067	Non-recourse, fixed/floating ate
U.S. Fund Pool debt	—	0.98	October	2011	279	593	Non-recourse, floating rate
Total U.S. Office Fund		3.77			$2,668	$5,677

Canadian Office Fund
Place de Ville I	Ottawa	7.81	February	2010	$5	$5	Non-recourse, fixed rate
151 Yonge Street	Toronto	6.01	June	2012	10	10	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	5.55	January	2014	1	1	Non-recourse, fixed rate
First Canadian Place	Toronto	5.37	December	2014	73	73	Non-recourse, fixed rate
2 Queen Street East	Toronto	5.64	December	2017	27	27	Non-recourse, fixed rate

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

					Dec. 31, 2009(1,2)
($ in millions)	Location	Rate %	Maturity Date		Proportional(3)	Consolidated	Mortgage Details
Altius Centre	Calgary	5.64	December	2017	19	19	Non-recourse, fixed rate
Canadian Western Bank	Edmonton	5.64	December	2017	14	14	Non-recourse, fixed rate
Enbridge Tower	Edmonton	6.50	July	2019	6	6	Non-recourse, fixed rate
Jean Edmonds Tower	Ottawa	6.79	January	2024	16	16	Non-recourse, fixed rate
Total Canadian Office Fund		5.75			$171	$171

Corporate
Term Facility	―	5.75	September	2010	$100	$100	Recourse, floating rate
Corporate Revolver(4)	―	4.15	December	2010	―	―	Recourse, floating rate
Corporate Revolver	―	3.98	June	2011	―	―	Recourse, floating rate
Total Corporate					$100	$100
Total Commercial Property Debt		4.81			$8,466	$11,475

(1)	Represents the company’s consolidated interest before non-controlling interests
(2)	Net of $51 million of transaction costs
(3)	Reflects BPO’s effective 47% interest in the U.S. Office Fund
(4)	Development debt
(5)	Commercial property debt of $156 million relates to discontinued operations
(6)	Has a one-year extension options available at maturity. The criteria to extend the first option to 2011 have been met as of December 31, 2009.
(7)	Has a two-year extension option to May 2015 which is available to the company provided certain debt service and loan-to-value thresholds are met
(8)	Property debt is cross-collateralized
(9)	As at December 31, 2009 $1 billion of this debt has been swapped to fixed rate at an average rate of 1.38%

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Primary Markets and Properties

The following is a brief overview of the commercial property markets in which BPO operates as of the date of this AIF and includes discussion of management’s expectations with respect to certain markets which, by its nature, contains certain forward-looking statements.  Forward-looking statements require us to make certain assumptions and are subject to inherent risks and uncertainties that could cause actual results or events to differ materially from current expectations.  Please refer to the sections “Forward-looking Statements” on page 1 and “Business of Brookfield Properties – Company and Real Estate Industry Risks” on pages 32 to 40 of this AIF for a discussion of certain of these risks and uncertainties and material facts and assumptions related to the statements set forth in this section.

The term “BPO Direct” refers to those properties which are wholly-owned or owned through property-level joint ventures.  When referring to ownership of properties by the U.S. or Canadian Office Fund, such ownership percentage refers to that of the applicable fund and not the proportionate percentage ownership of BPO.  See “Business of Brookfield Properties - Investment Strategy” for a description of our interest in our funds.  Total area includes commercial office, retail, storage and parking.

Manhattan, New York

The New York City market contains the largest area of office space in North America.  The market has approximately 393 million square feet of office space with Midtown Manhattan containing approximately 240 million square feet and Lower Manhattan with approximately 88 million square feet.

Midtown Manhattan

The Midtown Manhattan overall vacancy rate at December 31, 2009 was 12%, a 3.5% increase from 8.5% at year end 2008.  Absorption was approximately negative 11.1 million square feet during 2009, with the Class A sector accounting for negative  9.1 million square feet (82.0% of all negative absorption).  Midtown overall leasing activity for 2009 was approximately 11.3 million square feet, 13% below last year’s 12.9 million square feet.  Our average in-place net rent per square foot in this market was $37.78 per square foot as at December 31, 2009, as compared to the average market net rent of $50.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
245 Park Avenue	1,787	51% fee interest. New York State Teachers’ Retirement System owns remaining 49% interest.
Located on a full square block in Midtown Manhattan, 245 Park Avenue is a 1.8 million square foot 46-story office tower.  The building is constructed of glazed brick, glass and steel and has an outdoor plaza for both tenant and public use. The building was built in 1967 and has undergone a complete renovation of the lobby, plaza and elevators.

300 Madison Avenue	1,094	100% fee interest.
Designed by Skidmore Owings & Merrill and completed in 2003, 300 Madison Avenue rises 35 stories in the heart of Midtown Manhattan, one block west of Grand Central Terminal. The elevated, spacious lobby features a striking 8-story glass atrium ascending above the building’s main entrance at the corner of 42nd Street and Madison Avenue. The building features an auditorium, dining facilities and other amenities on the lower levels.

U.S. Office Fund

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
The Grace Building	1,557	49.9% fee interest.
The Grace Building is centrally located in Midtown Manhattan at 6th Avenue and 42nd Street. Built in 1971, Skidmore, Owings & Merrill designed the tower. The building’s distinctive curved tower walls are set back from the street and oversized windows provide views of the Manhattan skyline, the Hudson River and Bryant Park. The building has a 188-space parking garage.

1065 Ave of the Americas	682	99% fee interest.	1065 Avenue of the Americas is a 35-story tower, completed in 1958 and renovated in 1993.

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
1411 Broadway	1,223	49.9% fee interest.	1411 Broadway is a 40-story tower, completed in 1970 and renovated in 1999.

1460 Broadway	220	49.9% fee interest.	1460 Broadway is a 17-story tower, completed in 1951 and renovated in 1999.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Lower Manhattan

The Lower Manhattan overall vacancy rate at December 31, 2009 was 9.6%, a 2.2% increase from 7.4% at year end 2008.  Absorption was approximately negative 2.3 million square feet during 2009 compared to negative 2.1 million square feet in 2008.  Lower Manhattan leasing activity for 2009 was approximately 3.3 million square feet, 9% below last year’s 3.6 million square feet and the annual historical average of 5.5 million square feet.  Our average in-place net rent per square foot in this market was $27.27 per square foot as at December 31, 2009, as compared to the average market net rent of $28.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
One World Financial Center	1,713	100% leasehold interest.
One World Financial Center is located at the south end of the four unique office towers, designed by Cesar Pelli, comprising the landmark World Financial Center complex that includes extensive public spaces and the spectacular Winter Garden.  One World Financial Center is a 40-story tower which was completed in 1986.  The building is connected to the World Financial Center complex through an enclosed passageway.

Two World Financial Center	2,706	100% leasehold interest.
Two World Financial Center is a 44-story tower which was completed in 1987.  Tower Two is one of the World Financial Center buildings which houses the world headquarters of Merrill Lynch.  Tower Two is directly connected to the retail area of the World Financial Center and the Winter Garden.

Three World Financial Center	1,307	Share of a tenancy in common interest.
Completed in 1985, Three World Financial Center is a 52-story tower, with our share of the building measuring 1,299,000 square feet of rentable area, and is world headquarters for American Express.  Three World Financial Center is connected to the rest of the World Financial Center complex through a courtyard, leading to the Winter Garden.

Four World Financial Center	1,952	51% leasehold interest. Merrill Lynch owns remaining 49% leasehold interest.
Four World Financial Center is a 34-story tower which was completed in 1986.  Tower Four is one of the World Financial Center buildings which houses the world headquarters of Merrill Lynch and is 100% leased to and occupied by Merrill Lynch.

World Financial Center Retail	290	100% leasehold interest.	Consists of 290,000 square feet of retail space in Two, Three and Four World Financial Center which houses numerous restaurants, major brand retailers and business services.

One Liberty Plaza	2,347	100% fee interest.
One Liberty Plaza is located in the financial district at Liberty Street and Broadway. This 54-story steel and glass tower  which was completed in 1972 was designed by Skidmore, Owings & Merrill for U.S. Steel and the strength of the building lies in the simplicity of its sleek glass and steel architecture. One Liberty Plaza offers sweeping views of New York Harbor and the five boroughs, soaring above the newly-renovated Zuccotti Park, which received the 2007 American Institute of Architects Merit Award.

U.S. Office Fund

Property	Total Area (000’s Sq.Ft.)	Ownership Structure	Description
One New York Plaza	2,585	100% fee interest.
One York Plaza is located at Water and Whitehall Street and is the southernmost of all Manhattan skyscrapers. Constructed in 1970, this 50-story Downtown building is comprised of over 2.5 million square feet and has a unique 111,000 square foot base. The building underwent a renovation in 1995.

Newport Tower	1,100	100% fee interest.	Constructed in 1990, Newport Tower is a 36-story building that offers unobstructed views of the New York Harbor and Manhattan skyline.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Boston, Massachusetts

The Downtown Boston office market consists of 50 million square feet in nine sub-markets.  The Central Business District (“CBD”) sub-market, where BPO’s 53 and 75 State Street properties are located, is Boston’s largest with 34.7 million square feet.  The Boston’s CBD overall vacancy rate in at December 31, 2009 was 18.6%, an increase from 13.1% at year end 2008.  The Class A segment of the market ended the year with a 16.5% vacancy compared to 12.7% in 2008.  Absorption was approximately negative 506,000 square feet during 2009 compared to negative 271,000 square feet in 2008.  Our average in-place net rent per square foot in this market was $31.32 per square foot as at December 31, 2009, as compared to the average market net rent of $28.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
53 State Street	1,235	100% leasehold interest.
Located in the heart of Boston’s financial district, 53 State Street is a 40-story office tower that rises from the historic Boston Stock Exchange building.  The building was built in 1984.  The design of the building features a seven-story, glass-enclosed atrium that connects the two buildings and a reflective glass exterior.

75 State Street	1,031	100% fee interest.
75 State Street is located in the heart of Boston's financial district.  This 31-story Art Deco office building, built in 1988, consists of over one million square feet of office and retail space and a public parking garage which can accommodate 700 cars.  The building represents classic architectural design with extensive use of granite on the exterior facade and marble throughout the six-story great hall lobby, leading to the on-site retail, banking and food services.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Washington, D.C.

Washington, D.C. has emerged as one of the most coveted real estate investment markets in the world.  The region’s economy has evolved and diversified from a traditional government base into a robust, multi-dimensional commercial center.  Economic drivers for the area include a significant government presence, law firms, industry and trade group associations, technology, and bio-tech firms.  This diverse economic base has enabled the Washington area to remain economically healthy.  This economic health has resulted in a stable tenant base, especially in the Downtown office market.  The Washington metro area continues to be impacted by the national recession, though the market has begun to feel some positive effects of the new federal stimulus and regulatory programs.

The Washington, D.C. overall vacancy rate at December 31, 2009 was 13.0%, a 2.5% increase from 10.5% at year end 2008.  Absorption was approximately 853,000 square feet during 2009 compared to 3.3 million square feet in 2008. Our average in-place net rent per square foot in this market was $25.13 per square foot as at December 31, 2009, as compared to the average market net rent of $32.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage Of Ownership	Description
1625 Eye Street	571	10% fee interest. The remaining 90% is owned by Edge.
1625 Eye Street’s prominent design features a limestone and glass façade with a 9-story light-filled atrium facing Eye Street. An illuminated 160-foot campanile offers upper floor tenants panoramic views of the Washington skyline.  The building was built in 2003.

77K Street	326	50% fee interest. The remaining 50% is owned by ING.
Located in the Capitol Hill submarket of Washington, D.C., two blocks from Union Station, 77 K Street a 326,000 square foot, eleven-story office building. 77 K Street features a rooftop terrace with dramatic views of the U.S. Capitol and a private fitness facility.

701 9th Street	547	100% fee interest.	Built in 2001, 701 9th Street is located across from the national Portrait Gallery and one block west of the Verizon Center.

Potomac Tower	441	100% fee interest.
Located at 1001 North 19th Street in Rosslyn, Virginia, Potomac Tower is situated across the Potomac River from Georgetown.  The building offers a panorama of the Washington, D.C. skyline including the national monuments and the Capitol and an open view corridor up and down the Potomac River. Designed by I.M. Pei and completed in 1989, Potomac Tower is one Metro stop from Washington, D.C.’s CBD, and less than 10 minutes from Washington Reagan National Airport.

601 & 701 South 12th Street	562	100% fee interest.
Located on five acres in the Pentagon City submarket of Arlington, Virginia, 601 and 701 South 12th Street consists of two 12-story office buildings. Green space connects the buildings. Built in 1982, the buildings were renovated in 2003 and 2004.

U.S. Office Fund

Property	Total Area (000’s Sq.Ft.)	Ownership Structure	Description
1225 Connecticut Avenue	269	100% fee interest.
1225 Connecticut Avenue is a freestanding 8-story structure with windows on all four sides. Originally built in 1968, the property offers retail space and underground parking on-site.  The property underwent an extensive interior and exterior renovation which was completed in 2008.

1200 K Street	434	100% fee interest.	Built in 1992, 1200 K Street is a 12-story building that is well located in the East End submarket of Washington, D.C.

1250 23rd Street	144	100% fee interest.	1250 23rd St. was designed by H. Saka & Associates and opened in 1989.

1250 Connecticut	210	100% fee interest.
A unique Downtown building, 1250 Connecticut Avenue is a freestanding 8-story structure with windows on all four sides. Originally built in 1963, the property was renovated in 1996 and offers restaurants, retail and underground parking on site.

1400 K Street	224	100% fee interest.
1400 K was designed by Skidmore, Owings & Merrill and opened in 1981. Located in the East End business district, the building has views of beautiful Franklin Park. The 12-story building has windows on all four sides allowing abundant natural light.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Property	Total Area (000’s Sq.Ft.)	Ownership Structure	Description
2000 L Street	383	100% fee interest.
Centrally located in the CBD, 2000 L Street is an 13-story office building that opened in 1968.  In 1998, the building entrance, lobby, storefronts and common areas were remodeled as part of a redesign by RTKL Associates. A large floor plate offers remarkable flexibility and efficiency for tenants large and small.

2001 M Street	264	98% fee interest. The remaining 2% is owned by other partners.
Built in 1986, this 12-story office building is considered one of the most prominent office buildings in the Washington, D.C. market.  Located in the West End of the CBD and within the Golden Triangle BID, this beautiful, polished granite, Class A building has abundant parking and is close to numerous restaurants and shopping.

2401 Pennsylvania Ave	93	100% fee interest.
Designed by Keyes Condon Florance, 2401 Pennsylvania Avenue was the recipient of The Washington Chapter of the American Institute of Architects (AIA/DC) “Award for Excellence in Architecture”. The mixed-use office, retail and residential building, built in 1990, is situated on the corner of Pennsylvania Avenue right at Washington Circle.

Bethesda Crescent	336	100% fee interest.	Designed by Keyes Condon Florance, Bethesda Crescent is comprised of three office buildings located above the Bethesda Metro Station. The buildings were built in 1955 and renovated in 1988.

Silver Spring Metro Plaza	771	100% fee interest.	Built in 1986, Silver Spring Metro Plaza is comprised of three buildings conveniently located in the Downtown Silver Spring business district.

One Reston Crescent	185	100% fee interest.
One Reston Crescent, built in 2000, is the first building of the Reston Crescent development, a 6-story structure with state-of-the-art building systems and an elegant 2-story lobby.  Reston Crescent is a 36-acre, carefully phased master development set in a wooded park along the Dulles Corridor in Reston, Virginia.

Two Reston Crescent	185	100% fee interest.
Two Reston Crescent, the second building of the Reston Crescent development, was completed in 2007.  It is a 6-story structure with state-of-the-art building systems and an elegant 2-story lobby.  Reston Crescent is a 36-acre, carefully phased master development set in a wooded park along the Dulles Corridor in Reston, Virginia.

Sunrise Tech Park	316	100% fee interest.
Sunrise Technology Park is a professional complex of four contemporary office and research and development buildings situated in Northern Virginia’s Reston/Herndon Corridor. Built in 1985, each single story structure features wrap-around window lines.

Two Ballston Plaza	223	100% fee interest.	Built in 1988, Two Ballston Plaza is an 11-story building located at the west end of the Rosslyn-Ballston corridor.

Victor Building	347	49.9% of the fee interest. The remaining interest is held by Principal.
Expanded and renovated in 2000, the Victor Building is a historic property located in the East End submarket in Washington, D.C. It is a freestanding 9-story office building.  The lobby and entrance have recently been renovated and a fitness center and rooftop terrace have been added.

1550 & 1560 Wilson Blvd	359	100% fee interest.
The 1550 building is a 7-story pre-cast concrete building built in 1984. The lobby was upgraded in 2001 with an earth-tone marble floor and light wood accents on the walls. The 1560 building is 12-stories tall and was delivered in 1986 with a glass curtain wall system offering sweeping views of Arlington, Virginia.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Toronto, Ontario

The Toronto market contains the largest area of office space in Canada.  The greater Toronto area has approximately 170 million square feet of office space divided equally between the suburbs and Downtown.  Toronto’s Downtown has a total office space inventory of 68.6 million square feet.

The Downtown Toronto overall vacancy rate at December 31, 2009 was 6.6%, a 2.8% increase from 3.8% at year end 2008.  Vacancy in Class AA and A markets in the financial core, where 90% of our buildings are located, was 7.2% for the fourth quarter of 2009, compared to 3.6% at the end of 2008.  Our vacancy rate in this market is approximately 2.2%.  Downtown Toronto leasing activity in the fourth quarter of 2009 was approximately 1.4 million square feet an increase from last year’s 765,727 square feet in the same quarter.  Overall absorption in the financial core for Class AA and A buildings in fourth quarter of 2009 was negative 213,750 square feet.  Our average in-place net rent per square foot in this market was $24.18 per square foot as at December 31, 2009, as compared to the average market net rent of $23.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Brookfield Place
Brookfield Place consists of almost 3.2 million square feet of rentable commercial and parking space comprising two high-rise office towers located in Toronto’s financial core in the block bounded by Bay, Wellington, Yonge and Front Streets.  A 90-foot high glass enclosed galleria integrates the two office towers, the related retail space, the Hockey Hall of Fame and 13 other historical buildings.  With direct access to Union Station, the Metro Toronto subway system and Commerce Court, Brookfield Place is a key point of entry in the underground pedestrian walkway system in Toronto.

- Bay Wellington Tower	1,340	100% fee interest.	Built in 1992, the Bay Wellington Tower is a 47-story tower located on the northern portion of Brookfield Place.

- 22 Front Street - Retail and Parking	144 743
100% fee interest in 22 Front Street

 50% interest (on a psf basis)  in Retail and a 56% interest in Parking.  The remaining 50% interest in Retail and 44% interest in Parking  is owned by OMERS Realty Corporation.

This retail, heritage, office and parking complex is located between TD Canada Trust and Bay Wellington Towers and encompasses the office space in the historic and entertainment portion of Brookfield Place.  Brookfield Place includes retail on the concourse and main street levels, as well as 1,465  below-grade parking stalls serving Brookfield Place complex and the Downtown district.

The Exchange Tower Block			The Exchange Tower Block consists of two office towers including the Exchange Tower and 105 Adelaide, and the retail and parking components of the complex.

- Exchange Tower	1,160
50% leasehold interest in the North parcel (containing a 3-story building) and a 50% freehold and leasehold interest in the South Parcel (which includes the Exchange Tower).  The remaining 50% leasehold and freehold interests are held by TTC Pension Fund (25%) and Hospitals of Ontario Pension Fund (25%).

Exchange Tower is located in Toronto’s financial core at the corner of York and King Streets.  The office property is integrated with the Toronto financial core and the underground pedestrian network as a component of the Exchange Tower Block.  The building was built 1981 and renovated in 1999.

- 105 Adelaide Street West	232	100% leasehold interest and a 25% fee interest in the Canadian Office Fund’s 50% interest. The other 50% freehold interest is owned by a Canadian life insurance company
105 Adelaide Street West, also known as Lombard Place, is a 12-story office property located in the financial core between the Exchange Tower and First Canadian Place. This class ‘A’ building was built in 1962 and completely renovated in 1990.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Hudson’s Bay Centre	1,092	100% leasehold interest and 100% fee interest in certain components.
The Hudson’s Bay Centre comprises an office tower at 2 Bloor Street East, the Bay department store and an extensive retail concourse with a variety of shops and services.  Built in 1973 and renovated in 2001, the building is directly above the intersection of two subway lines at the corner of Yonge and Bloor Streets and in close proximity to the Don Valley Expressway, the Hudson’s Bay Centre offers excellent accessibility.

Queen’s Quay Terminal	504	100% fee interest.
Built in 1926 and renovated in 1983, Queen’s Quay Terminal is located in the waterfront in Downtown Toronto’s financial district.  The property also contains  condominium units which are owned freehold by other parties.

Bay Adelaide Centre	1,200	100% fee interest.
Recently completed in September 2009, the Bay Adelaide Centre is located in Toronto’s financial core at the corner of Bay and Adelaide Streets. The project is a 51-story office tower and is integrated with the underground pedestrian network.  Bay Adelaide Centre is the first major development in the Toronto financial district in over 17 years.

HSBC Building	225	100% fee interest in 1/3 of the property and a 100% leasehold interest in 2/3 of the property. The other freehold owner is a private investor.
The HSBC Building is located in Toronto’s financial core at the corner of Wellington and York Streets. The project is a 17-story office tower completed in 1990 and is integrated with the Toronto financial core and underground pedestrian network.

Canadian Office Fund

Property	Total Area (000’s Sq.Ft.)	Ownership Structure	Description
First Canadian Place	2,781	50% fee interest. The other 50% interest owner is a Canadian life insurance company.
Located in Downtown Toronto, First Canadian Place is a complex consisting of office, banking, shopping complex and parking. With 72-storys, the office tower has remained unchallenged as the tallest office building in Canada since it was constructed in 1975.

2 Queen St. E.	545	100% leasehold interest.
2 Queen Street East is situated in Toronto’s financial core and built in 2003, the building is the city’s newest Downtown office tower.  The property’s unique design incorporates a historic 1910 bank branch.  The property provides a direct connection to the city’s underground pedestrian walkway and is integrated with the Queen Street subway station.

151 Yonge St.	371	100% fee interest.
The Yonge Richmond Centre is situated in Toronto’s financial core.  The building was built in 1991 and renovated in 1998.  The property provides a direct connection to the city’s underground pedestrian walkway and is connected to  2 Queen Street East to the north as well as the Queen Street subway station.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Calgary, Alberta

At the end of 2009, our office properties, located centrally in Downtown Calgary, accounted for approximately 5.9 million square feet of a total Downtown office market inventory of approximately 35.5 million square feet.   The Downtown Calgary market is largely driven by the oil and natural gas industries. Though Calgary is the fifth largest city in Canada, it has the second highest number of head offices in the country, second only to Toronto.

The Downtown Calgary overall vacancy rate at December 31, 2009 was 11.6%, a 7.0% increase from 4.6% at year end 2008.  Vacancy in Class AA and A markets was 10.2% for the fourth quarter of 2009, compared to 2.1% at the end of 2008.  Our vacancy rate in this market is approximately 0.2%.  Overall absorption in 2009 was negative 1.5 million  square feet compared to negative 438, 960 square feet in 2008.  Our average in-place net rent per square foot in this market was $27.81 per square foot as at December 31, 2009, as compared to the average market net rent of $29.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Bankers Hall	2,577	50% fee interest. The remaining 50% interest is owned by BCIMC.
Built in 1988, the Bankers Hall complex is comprised of three towers: East Tower, West Tower and the Royal Bank Building.  The East and West Towers and twin 52-story office towers sitting above a 7-story office/retail podium that integrates the historic Hollingsworth Building and the adjacent 26-story Royal Bank Building.

Bankers Court	324	50% leasehold interest. The remaining 50% interest is owned by BCIMC.	Bankers Court, substantially completed in March 2009, is a 15-story office tower and is directly adjacent to Bankers Hall and connected by sky bridge.
Suncor Energy Centre	1,952	50% fee interest. The remaining 50% interest is owned by ARCI Ltd.
Suncor Energy Centre consists of a two-tower office-retail complex and underground parking garage.  The office towers are 52-story west tower and the 32-story east tower.  The property is located in the Calgary CBD and is connected to the above-ground pedestrian walkway system. The property was constructed in 1983 and is one of the top three office complexes in Calgary.

Fifth Avenue Place	1,681	50% fee interest. The remaining 50% interest is owned by Alberta Investment Management. (“AIMCO”)
Fifth Avenue Place is comprised of two 35-story office towers.  Fifth Avenue Place, which is connected to the above-ground pedestrian walkway system, was completed in 1981, and since acquisition has undergone a substantial capital investment program.

Canadian Office Fund

Property	Total Area (000’s Sq.Ft.)	Ownership Structure	Description

Altius Centre	378	100% fee interest.
Altius Centre is situated in the heart of Downtown Calgary.  The property is a single tower, 31-story office building, directly connected to the city’s above-ground walkway system.  The building was built in 1973 and renovated in 1991.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Ottawa, Ontario

Ottawa is Canada’s national capital.  Ottawa’s competitive office market (excluding office buildings owned by the federal government) consists of approximately 46.2 million square feet.  Ottawa’s downtown office market consists of approximately 17.1 million square feet of competitive space in all classes.

The Ottawa CBD overall vacancy rate at December 31, 2009 was 3.7%, a 0.2% increase from 3.5% at year end 2008.  Our vacancy rate in this market is approximately 0.1%.  Overall absorption in the fourth quarter of 2009 for Class A buildings was approximately 14,000 square feet.  Our average in-place net rent per square foot in this market was $17.41 per square foot as at December 31, 2009, as compared to the average market net rent of $21.00 per square foot at that time.

Canadian Office Fund

Property	Total Area (000’s Sq.Ft.)	Ownership Structure	Description
Place de Ville I	1,085	100% leasehold interest.
Place de Ville I is located in the western portion of Ottawa’s Downtown core in the block bounded by Albert Street, Kent Street, Queen Street and Lyon Street. Built in 1974 and renovated in 1994, the property is comprised of two towers (A and B), situated at right angles to each other.

Place de Ville II	1,043	100% fee interest.
Place de Ville II is located in the western portion of Ottawa’s Downtown core in the block bounded by Sparks Street, Kent Street, Queen Street and Lyon Street.  It is comprised of Tower C, a 29-story building, the Podium, a smaller 4- story building, a below grade retail service concourse which includes office space, retail outlets, a food court, storage space and, a four-level underground parking facility with 770 parking stalls and storage facilities.  The building was built in 1971 and renovated in 1995.

Jean Edmonds Towers	649	100% fee interest.
Jean Edmonds Towers is located in the western portion of Ottawa’s Downtown core in the block bounded by Slater Street, Kent Street, Laurier Avenue West and Bank Street. Built in 1974 and renovated in 1994, the property is comprised of two 20-story buildings linked at ground level by a 1-story building which serves as a restaurant. The remaining ground floor premises, situated in the towers themselves, offer retail services.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Los Angeles, California

The Los Angeles County market is approximately 193.1 million square feet.  The Los Angeles County overall vacancy rate at December 31, 2009 was 17.1%, a 4.6% increase from 12.5% at year end 2008.  Absorption was approximately negative 6.6 million  square feet during 2009 as compared to negative 3.1 million square feet during 2008.  Los Angeles County leasing activity for 2009 was approximately 890,616 square feet, down from last year’s 1.6 million square feet.  Our average in-place net rent per square foot in this market was $21.90 per square foot as at December 31, 2009, as compared to the average market net rent of $22.00 per square foot at that time.

U.S. Office Fund

Property	Total Area (000’s Sq.Ft.)	Ownership Structure	Description
Figueroa at Wilshire	1,162	100% fee interest.
The 52-story office tower, completed in 1990, features a Brazilian Rose polished granite exterior, two dramatic, 75-foot high atria lobbies, and an open-air plaza highlighted by a 36-foot tall fire and water feature.

Bank of America Plaza	1,765	100% fee interest.
Bank of America Plaza was completed in 1974. The 55-story office tower is situated on a 4.21-acre site that features a unique formal garden with over 200 trees and three 24-foot waterfalls. Near the building’s main entrance is the 42-foot-high “Four Arches” sculpture by Alexander Calder.

Ernst & Young Tower	1,636	100% fee interest.
Built in 1985 and designed by Skidmore, Owings and Merrill, Ernst & Young Plaza is a 41 story granite and glass tower situated in the Los Angeles CBD on approximately 4 acres. Situated below the park-like plaza area is 7 + FIG, a tri-level open air retail center.

Landmark Square	655	100% fee interest.
Located in Downtown Long Beach, Landmark Square, was built in 1991.  The 26-story office building features granite throughout the lobby, high ceilings, and unique works by local artists.  A beautifully designed garden located on the rooftop of the parking structure can be seen from almost every floor of the building.  Landmark Square has more than 1300 parking spaces that lead to both the lobby of the building as well as Pine Avenue.

Marina Towers	468	50% leasehold interest. A family trust holds the remaining 50% interest.
Marina Towers is comprised of two 12-story towers, completed in 1970 and 1972, overlooking the Los Angeles County small boat and yacht harbor in Marina Del Rey. The towers are architecturally mirrored with vertical bands of glass and engaged columns. A free-standing, six level parking structure and retail storefront sits between the two towers. Located prominently at the East border of Marina del Rey, tenants have unobstructed views in every direction.

5670 Wilshire Blvd.	445	100% fee interest.	5670 Wilshire Boulevard is a 27-story office building, built in 1965 and renovated in 1990. Outside of the serene granite clad lobby is a landscaped courtyard leading to the 5-story parking structure.

9665 Wilshire Blvd.	235	100% fee interest.	9665 Wilshire Boulevard is a 10-story office building located in Beverly Hills. The building was built in 1972 and renovated in 1993.

Westwood Center	329	100% fee interest.
Westwood Center is a 22-story office building, built in 1965 and completely renovated in 2000.  The building features floor-to-ceiling glass, a beautifully designed lobby with abundant natural light and state of the art communication systems.

Wachovia Center	661	100% leasehold interest.
Built in 1983, Wachovia Center is a 25-story Class A office building located in the Brentwood area of Los Angeles.  The building offers large floor plates, beautiful ocean, city and mountain views and is within walking distance of Brentwood’s many restaurants, banks and retail services.

Howard Hughes Center
Howard Hughes Center is a first-class multi-building project located on the Westside of Los Angeles and convenient to the Los Angeles International Airport, Marina Del Rey and the South Bay.  The complex includes landscaped plazas, restaurants, theaters, a health club and retail services.

-6060 Center Drive	381	100% fee interest.
6060 Center Drive is a 10-story office building, completed in 1999.  It is nestled against a gentle water feature adjoining the main central courtyard and large, 25,000 foot floor plates. The building includes 20,000 square feet of basement space.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Property	Total Area (000’s Sq.Ft.)	Ownership Structure	Description
-6080 Center Drive	479	100% fee interest.
6080 Center Drive is a 12-story office building, completed in 2001.  The lobby features natural stone and glass and incorporates the striking adjacent exterior landscape for a distinctly sophisticated feel. The building includes 20,000 square feet of basement space.

-6100 Center Drive	462	100% fee interest.	6100 Center Drive is a 12-story, 284,000-square-foot building completed in 2003.

-6601 Center Drive	150	100% fee interest.	Also known as Northpoint Tower, this 7-story office building was completed in 1991 and sits at the tip of the center.

-Howard Hughes Tower	477	100% fee interest.	Howard Hughes Tower is a 16-story Class A office building with efficient floor plates and unobstructed views. The first building in the complex, the tower was built in 1987 and renovated in 2001.

-Spectrum Club	37	100% fee interest.	This single-user building was constructed and leased as a health club, providing a first-class amenity to the surrounding complex and neighboring revitalized community.
701 B Street	560	100% leasehold interest.	701 B Street is a 24-story Class A office building, completed in 1982, and located in Downtown San Diego.

707 Broadway	315	100% leasehold interest.	707 Broadway is 18-story building built in 1963, renovated in 1988, and located in Downtown San Diego.

Arden Towers at Sorrento	618	100% fee interest.
Arden Towers at Sorrento is an office and retail complex completed in 1991 and located in the Sorrento Mesa submarket north of downtown San Diego.  The complex consists of four office towers and an adjacent 54,000 square foot retail center.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Houston, Texas

Houston is the largest city in the State of Texas and the fourth largest in the United States.  The Houston office market is represented by a diversified group of industries, including a significant presence of oil and gas companies.  Currently, the Houston CBD is comprised of approximately 46.8 million square feet of office space. The overall vacancy rate at December 31, 2009 was 11.2%, a 1.3% increase from 9.9% at year end 2008.  Absorption was approximately 245,681 square feet during 2009 compared to negative 6,929 square feet in 2008.  Houston leasing activity for 2009 was approximately 2.5 million square feet for the CBD and 9.9 million square feet for the non-CBD compared to 2.2 million square feet for the CBD and 12.1 million square feet for the non-CBD in 2008.  Our average in-place net rent per square foot in this market was $12.99 per square foot as at December 31, 2009, as compared to the average market net rent of $21.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
1201 Louisiana	892	100% fee interest.
Situated in Houston's CBD, 1201 Louisiana is a 35-story building comprising 892,000 square feet. The property features direct connection to Houston's all-weather tunnel/skywalk system which provides direct access to Allen Center and the Hyatt Regency Hotel as well as many eateries and retail shops. Outfitted with mirror-finished reflective glass, 1201 Louisiana offers distinctive architecture and views of the city are highlighted by full floor-to-ceiling windows. The building was built in 1971 and renovated in 1981 and 1996.  The building is three blocks from the light rail and has three levels of on-site parking.

U.S. Office Fund

Property	Total Area (000’s Sq.Ft.)	Ownership Structure	Description
Cullen Center
The Cullen Center complex consists of  four office towers: 500 Jefferson, Continental Center I, Continental Center II and KBR Tower.  Parking is available in four attached garages and there are several Metro stops adjacent to the complex. Cullen Center is inter-connected via an overhead walkway and is accessible to the Downtown tunnel system.

- 500 Jefferson	434	100% fee interest.	Built in 1962, 500 Jefferson is a 20-story office tower in the Cullen Center complex.

- Continental Center I	1,509	100% fee interest.	Built in 1984, Continental Center I is a 51-story office tower in the Cullen Center complex.

- Continental Center II	530	100% fee interest.	Built in 1972, Continental Center II is a 20-story office tower in the Cullen Center complex.

- KBR Tower	1,302	50% fee interest and ground lease interest.	Built in 1973 and renovated in 1991, KBR Tower is a 40-story office tower in the Cullen Center complex.

Allen Center
Allen Center is a Class A office complex in Downtown Houston.    Allen Center is the only Downtown Houston development that incorporates a significant amount of green space into the common area plazas.  Served by the Downtown tunnel system, Allen Center is adjacent to several Metro bus and Downtown trolley stops.

- One Allen Center	993	100% fee interest.	Completed in 1972 and renovated in 1992, One Allen Center is a 34-story office tower in the Allen Center complex.

- Two Allen Center	996	100% fee interest.	Completed in 1978 and renovated in 1992, Two Allen Center is a 36-story office tower in the Allen Center complex.

- Three Allen Center	1,195	100% fee interest.	Completed in 1980, Three Allen Center is a 50-story office tower in the Allen Center complex.

- 1400 Smith Street	1,267	100% fee interest.	Completed in 1983, 1400 Smith Street is a 50-story office tower in the Allen Center complex.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Denver, Colorado

Denver has embarked upon a number of initiatives to weather the economic downturn.  Investment in public transportation, aggressive economic development includes a two-decade campaign to diversify the region’s economic base from oil and gas dependency  to alternative energy, aerospace, technology, biotechnology and telecommunications.

The Downtown Denver office market consists of 23.3 million square feet.  The Downtown Denver overall vacancy rate at December 31, 2009 was 18.2%, a 1.7% increase from 16.5% at year end 2008.  Absorption was approximately negative 497,396 square feet during 2009 compared to negative 144,000 square feet in 2008.  Downtown Denver leasing activity for 2009 was approximately 1.3 million square feet compared to 1.6 million square feet in 2008.  Our average in-place net rent per square foot in this market was $18.23 per square foot as at December 31, 2009, as compared to the average market net rent of $20.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Republic Plaza	1,830	100% fee interest.
Built in 1984, Republic Plaza is Denver's tallest office building at 714 feet tall and 56 stories. Designed by Skidmore, Owings & Merrill and built of reinforced concrete clad in Sardinian granite, Republic Plaza includes 1.2 million square feet of office space, and three retail levels. The building is known for its three-story marble lobby that features a quarterly "Art in Public Places" program of Colorado and regional artists.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Minneapolis, Minnesota

The diversified Minneapolis metropolitan economy, which is home to 18 Fortune 500 companies, including 3M, United Health Group, Best Buy and Target Corporation has historically been one of the most resilient in the country.  Our Minneapolis portfolio, totaling over three million square feet, is well-positioned at the center of the financial, legal, and retail district in Downtown Minneapolis and is well connected to the city’s above-ground, enclosed skyway system and its pedestrian walking mall.

The Minneapolis CBD office market has a total inventory of approximately 25.1 million square feet.  The Minneapolis CBD overall vacancy rate at December 31, 2009 was 18.3%, a 2.7% increase from 15.6% at year end 2008.  Absorption was approximately negative 683,154 square feet during 2009 compared to 78,971 square feet in 2008.  Our average in-place net rent per square foot in this market was $9.10 per square foot as at December 31, 2009, as compared to the average market net rent of $15.00 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
33 South Sixth Street / City Center	1,803	WRAP mortgage lender.
33 South Sixth Street is a 50-story office building located in the heart of Minneapolis’ 64 square block skyway system. The building was constructed and opened in 1983.  The Minneapolis City Center component of the project consists of a retail mall renovated in 2005.  There are six skyway connections entering into the City Center. The project also houses the Minneapolis Marriott at City Center, a 584-room full- service hotel. The project also contains a 687 stall parking garage for office tower tenant and retail patrons.

RBC Plaza / Gaviidae Common I & II	1,248	A 100% freehold interest.
RBC Plaza, located at 60 South 6th Street, is a mixed-use office and retail development in the Minneapolis financial district on the Nicollet Mall. The 40-story office tower was completed in 1991. The property also has 700 underground parking stalls within the two Gaviidae garages. Gaviidae Common I and II is a five level retail center spanning two half-blocks on Nicollet Mall between 5th and 7th Streets, connected to the Downtown core by the 64 block skyway system.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Edmonton, Alberta

The Edmonton Downtown office market consists of approximately 15.1 million square feet.  Edmonton’s overall vacancy rate at December 31, 2009 was 6.9%, a 1.7% increase from 5.2% at year end 2008.  Our vacancy rate in this market is approximately 1.2%.  Overall absorption in 2009 was negative 242,829 square feet compared to 242,152 square feet in 2008.  Our average in-place net rent per square foot in this market was $15.29 per square foot as at December 31, 2009, as compared to the average market net rent of $19.96 per square foot at that time.

Canadian Office Fund

Property	Total Area (000’s Sq.Ft.)	Ownership Structure	Description
Canadian Western Bank Place	498	100% fee interest.
Canadian Western Bank Place is a 30-story office tower, located at the intersection of Edmonton's downtown financial and government districts. Built in 1980 and renovated 1999, the building has an exterior sheath of anodized aluminum panels and solar glass and distinctive double setback corners which make a bold architectural statement.

Enbridge Tower	214	100% fee interest.
Enbridge Tower, situated on the southwest corner of Jasper Avenue and 102 Street, was built in 1981.  The building is characterized by its eight-story atrium lobby and its 38.5 degree sloped metal roof.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Vancouver, British Columbia

The Vancouver Downtown office market consists of approximately 19.1 million square feet.  The overall vacancy rate in the Vancouver core at December 31, 2009 was approximately 7.0%, a 2.2% increase from 4.8% at year end 2008.  Our vacancy rate in this market is approximately 5.9%.  Overall absorption in 2009 was negative 427,042 square feet compared to negative 70, 577 square feet in 2008. Our average in-place net rent per square foot in this market was $16.29 per square foot as at December 31, 2009, as compared to the average market net rent of $24.71 per square foot at that time.

BPO Direct

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Royal Centre	853	100% fee interest.
Royal Centre is a Class A office building located in the prime CBD of Downtown Vancouver that was most recently renovated in 2001. This 36-story building is adjacent to the Vancouver Hyatt Regency Hotel.  Located on the corner of Georgia and Burrard, Royal Centre is conveniently situated within the business and retail amenities of Downtown Vancouver.  The property has two retail levels with shops and services  with direct access to the Burrard Skytrain station, in addition to parking for 688 vehicles in a three-level underground parking garage.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Service Businesses

Brookfield LePage Johnson Controls Facility Management Services

Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, is owned 40% by BPO in partnership with Johnson Controls. This joint venture manages nearly 199 million square feet of premises for major corporations and government, comprised of 101 million square feet of facility management services, 67 million square feet of workplace technology services and 30 million square feet of energy and sustainability services, representing growth of 22 million square feet of facility management services and 30 million square feet of energy and sustainability services.

Brookfield Residential Management Services

Brookfield Residential Services Ltd. has been managing condominiums in the Greater Metropolitan Toronto area for the past 30 years and manages in excess of 56,000 units in over 283 condominium corporations.

Employees

As of December 31, 2009, we had approximately 2,153 employees:  37 in our Corporate Group, 779 in our U.S. Commercial Operations Group, 658 in our Canadian Commercial Operations Group, 299 in our Residential Land Group and 380 employees in our Residential Management Services Group.  Approximately 223 of our U.S. employees and 98 of our Canadian employees who are employed in our office portfolio operations are represented by unions and 10 of our employees who are employed in our Residential Land Group are represented by labor unions.  We consider our labor relations to be positive and anticipate maintaining agreements with our labor unions.

Environmental Protection

We are firmly committed to the continuous improvement of energy performance and the sustainability profile of our North American office portfolio, both within existing buildings and in new developments. We continue to expand and enhance the features, systems and programs that foster energy efficiency at our properties, as well as the wellness and safety of our tenants, employees and the community.   Each of our properties undergoes routine, comprehensive environmental reviews and upgrades. Renovations are undertaken with the most environmentally conscious products reasonably available. The goal is to provide high quality office space while reducing operating costs. Energy efficiency is a top priority throughout the company.

We have a three-pronged strategy toward achieving maximum sustainability and energy conservation in our office assets:

1.	Incorporate innovative energy conservation strategies to achieve best-in-industry environmental performance in all new office developments;

2.	Capitalize on opportunities to redevelop, retrofit, redesign and renovate properties within the existing portfolio to realize maximum energy efficiency and reduction in carbon footprint; and

3.	Take leadership positions in green industry organizations and undertake new initiatives that foster the sustainability of commercial properties.

We intend to build all new developments to a LEED Gold standard and we have achieved LEED certification at eight properties within our existing office portfolio.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Company and Real Estate Industry Risks

Our strategy is to invest in high-quality commercial properties defined by the certainty of receiving rental payments generated by the tenants of those assets.  However, we remain exposed to certain risks specific to our portfolio and those inherent in the commercial property business.

Therefore, in evaluating BPO and our business, the following challenges, uncertainties and risks should be considered in addition to the other information contained in this AIF.

If the global market and economic crisis intensifies or continues for a long period, disruptions in the capital and credit markets may adversely affect our business, financial condition and results of operations.

Global market and economic conditions over the past two years have been unprecedented and challenging with tighter credit conditions, slower growth through 2009 and recession in the North American economy continuing into 2010. Continued concerns about the systemic impact of inflation, the availability and cost of credit, the declining real estate market, energy cost, geopolitical issues and increased market uncertainty have contributed to increased market volatility and diminished expectations for the global economy. These conditions, combined with declining business activity levels and consumer confidence, increased unemployment and volatile oil prices, have contributed to unprecedented levels of volatility in the capital and credit markets. If the global market and economic crisis intensifies or continues for a long period, disruptions in the capital and credit markets may adversely affect our business, financial condition and results of operations.

As a result of these market conditions, the cost and availability of credit have been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce and, in some cases, cease to provide funding to businesses and consumers. While we currently believe that we have sufficient working capital and capacity under our credit facilities in the near term, continued turbulence in the global markets and economies and prolonged declines in business and consumer spending may adversely affect our liquidity and financial condition, as well as the liquidity and financial condition of our tenants. If these market conditions persist in the long term, they may limit our ability, and the  ability of our tenants, to replace maturing liabilities in a timely manner, and access the credit markets to meet liquidity needs.

Until the financial and real estate markets stabilize, we have limited our capital deployment activities to situations where we are fulfilling existing commitments. There can be no assurance that the markets will stabilize in the near future or that we will choose to or be able to increase our levels of capital deployment at such time or ever. In addition, a continued increase in the cost of credit and inability to access the capital and credit markets may adversely impact the occupancy of our properties, the disposition of our properties and private capital raising. Additionally, business layoffs, downsizing, industry slowdowns and other similar factors that affect our tenants may adversely push direct and sublease availabilities up and associated rents and other fundamentals down. Furthermore, general uncertainty in the real estate markets has resulted in conditions where the pricing of certain real estate assets may be difficult due to uncertainty with respect to capitalization rates and valuations which may adversely impact our net asset value. In addition, we may face difficulty in refinancing our mortgage debt, or may be unable to refinance such debt at all, if our property values significantly decline.

In the event that we do not have sufficient cash available to us through our operations to continue operating our business as usual, we may need to find alternative ways to increase our liquidity. Such alternatives may include, without limitation, divesting ourselves of properties, whether or not they otherwise meet our strategic objectives in the long term, at less than optimal terms; issuing and selling our debt and equity in public or private transactions under less than optimal conditions; entering into leases with tenants at lower rental rates or less than optimal terms; or entering into lease renewals with our existing tenants without an increase in rental rates at turnover. There can be no assurance, however, that such alternative ways to increase our liquidity will be available to us. Additionally, taking such measures to increase our liquidity may adversely affect our business, financial condition and results of operations.

Our economic performance and the value of our real estate assets are subject to the risks incidental to the ownership and operation of real estate properties.

Our economic performance, the value of our real estate assets and, therefore, the value of shareholders’ investments are subject to the risks normally associated with the ownership and operation of real estate properties, including but not limited to: downturns and trends in the national, regional and local economic conditions where our properties are located; the cyclical nature of the real estate industry; local conditions such as an oversupply of office properties, including space available by sublease, or a reduction in demand for high rise and other office properties; changes in interest rates and the availability of financing; competition from other properties; changes in market rental rates and our ability to rent space on favorable terms; the bankruptcy, insolvency, credit deterioration or other default of our tenants; the need to periodically renovate, repair and re-lease space and the costs thereof; increases in maintenance, insurance and operating costs; civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses; the attractiveness of our properties to tenants; and certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges that must be made regardless of whether or not a property is producing sufficient income to service these expenses.  In addition, leases with the Canadian federal government are on a semi-gross basis whereby deemed operating costs are increased or decreased annually based on changes in the consumer price index.  Actual increases or decreases in operating costs may vary significantly from the amounts recoverable on account thereof in these leases.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

We are dependent upon the economic climates of our primary markets.

Substantially all of our revenues are derived from properties located in our primary markets – New York, Boston, Washington, D.C., Toronto, Calgary, Los Angeles, Houston and Ottawa.  A prolonged downturn in the economies of these markets, or the impact that a downturn in the overall national economies of the United States or Canada may have upon these markets, could result in reduced demand for office space.  Because our portfolio consists primarily of office buildings (as compared to a more diversified real estate portfolio), a decrease in demand for office space could adversely affect our results of operations.  Additionally, there are submarkets within our primary and secondary markets that are dependent upon a limited number of industries, and a significant downturn in one or more of these industries could also adversely affect our results of operations.

The impact of foreign exchange fluctuations may have a negative impact on our future revenues and net income.

Our financial results will be affected by fluctuations in foreign currency markets as certain assets and liabilities denominated in currencies other than the U.S. dollar will give rise to a foreign currency gain or loss reflected in our revenue and income.  Consequently, due to the substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon our future revenue. We do attempt to mitigate the impact of exchange rate fluctuations on net income by matching foreign currency revenues with foreign currency gains and through maintaining a monetary foreign currency position. As a result, we are generally not materially impacted by the movement in the Canadian to U.S. dollar exchange rate.

We face risks associated with the use of debt to finance our business, including refinancing risk.

We incur debt in the ordinary course of our business and therefore are subject to the risks associated with debt financing.  These risks, including the following, may adversely affect our financial condition and results of operations: our cash flow may be insufficient to meet required payments of principal and interest; payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses; we may not be able to refinance indebtedness on our properties at maturity due to company and market factors including: the current disruptions in the capital and credit markets; the estimated cash flow of our properties; the value of our properties; financial, competitive, business and other factors, including factors beyond our control;  and if refinanced, the terms of a refinancing may not be as favorable as the original terms of the related indebtedness.

If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to dispose of one or more of our properties upon disadvantageous terms, prevailing interest rates or other factors at the time of refinancing could increase our interest expense, and if we mortgage property to secure payment of indebtedness and are unable to make mortgage payments, the mortgagee could foreclose upon such property or appoint a receiver to receive an assignment of our rents and leases. This may adversely affect our ability to make distributions or payments to our investors and lenders.

If we are unable to manage our interest rate risk effectively, our cash flows and operating results may suffer.

Advances under unsecured credit facilities and certain property-level mortgage debt bear interest at a variable rate.  Approximately 43% of our total outstanding indebtedness of $11.5 billion at December 31, 2009 was variable rate indebtedness.  We may incur indebtedness in the future that also bears interest at a variable rate or we may be required to refinance our debt at higher rates.  Accordingly, increases in interest rates above that which we anticipated based upon historical trends could adversely affect our cash flows.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

We face potential adverse effects from tenant defaults, bankruptcies or insolvencies.

A tenant may experience a downturn in its business, which could cause the loss of that tenant or weaken its financial condition and result in the tenant’s inability to make rental payments when due or, for retail tenants, a reduction in percentage rent payable.  If a tenant defaults, we may experience delays and incur costs in enforcing our rights as landlord and protecting our investments.

We cannot evict a tenant solely because of its bankruptcy.  A court, however, may authorize a tenant to reject and terminate its lease with us.  In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease.  In any event, it is unlikely that a bankrupt tenant will pay in full amounts it owes us under a lease.  The loss of rental payments from tenants and costs of re-leasing could adversely affect our cash flows and results of operations.  In the event of a significant number of lease defaults and/or tenant bankruptcies, our cash flow may not be sufficient to pay cash dividends to our stockholders and repay maturing debt and any other obligations.

Reliance on major tenants could adversely affect our results of operations.

As of December 31, 2009, the five largest tenants, based on percentage of square feet leased, accounted for approximately 19.9% of our total leasable space and no one tenant (other than Bank of America/Merrill Lynch which accounted for approximately 7.6% of our leasable space) accounted for more than 2.7% of that total. Our business would be adversely affected if any of these tenants failed to renew certain of their significant leases, became insolvent, declared bankruptcy or otherwise refused to pay rent in a timely fashion or at all.

Our tenant base is concentrated heavily in three industries and unfavourable conditions in these industries may adversely impact our financial condition and results of operations.

Our tenant base is concentrated heavily in three industries, namely, financial services, government and oil and gas, representing approximately 54%, 11% and 18%, respectively, of our net operating income and approximately 83% of our net operating income in the aggregate.  As a result, our financial condition and results of operations would be adversely affected if there was a prolonged downturn in these industries, or if the impact of downturn in the overall national economies of the United States or Canada affected these industries and resulted in reduced demand for office space.

Our inability to enter into renewal or new leases on favorable terms for all or a substantial portion of space that is subject to expiring leases would adversely affect our cash flows and operating results.

Our income-producing properties generate revenue through rental payments made by tenants of the properties.  Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced.  The terms of any subsequent lease may be less favorable to us than the existing lease.  We could be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms.  Approximately 9% of our leases, on average, mature annually over the next five years and excluding Bank of America/Merrill Lynch, our largest tenant, approximately 7% of our leases, on average, mature annually over the next five years.

Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates, which could adversely affect our financial condition and results of operations.

We carry various insurance coverages that provide comprehensive protection for first party and third party losses to our properties.  These coverages contain policy specifications, limits and deductibles customarily carried for similar properties.  We also self-insure a portion of certain of these risks.  We believe all of our properties are adequately insured.

We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $300 million per occurrence and in the annual aggregate for our California properties and a separate $300 million per occurrence and annual aggregate limit for all other properties. This coverage is subject to a deductible of 5% of the value of the affected property for California locations and $100,000 for all other locations. The named windstorm limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 5% of the value of the affected property. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Our portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks.  Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat.  The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. On December 22, 2005, the Terrorism Risk Insurance Extension Act of 2005 (the “Extension Act”) was enacted, which extended the duration of the TRIA program until December 31, 2007. The Terrorism Risk Insurance Program Reauthorization Act of 2007 (“TRIPRA”) was signed into law on December 26, 2007. It extends the TRIA program through December 2014. TRIPRA effectively continues the Extension Act while removing the distinction between foreign and domestic acts of terrorism, among other provisions.

With respect to our U.S. properties (including our U.S. Office Fund), in October 2008, we formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty now provides $2.5 billion of TRIA coverage for all U.S. properties and replaces what was provided by Realrisk Insurance Corporation, a wholly-owned captive insurance company. In 2009 we formed a second segregated cell captive facility, Liberty IC Casualty II, LLC (“Liberty II). Liberty II provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2010, we expect Liberty IC Casualty II LLC to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by us.

Our Canadian properties are protected by a stand alone policy that covers all acts of terrorism for limits up to C$1 billion.

There are certain types of risks (generally of a catastrophic nature, such as war, or environmental contamination, such as toxic mold) which are either uninsurable or not economically insurable.  Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our properties, and would continue to be obligated to repay any recourse mortgage indebtedness on such properties.

If we are unable to recover from a business disruption on a timely basis our financial condition and results of operations would be adversely affected.

Our business is vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures.  Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business.  If we are unable to recover from a business disruption on a timely basis, our financial condition and results of operations would be adversely affected.  We may also incur additional costs to remedy damages caused by such disruptions.

We are dependent on our management personnel.

Our management team has a significant role in our success.  Our lack of a mature human capital strategy to address retention, development of talent and training may impede our ability to retain personnel or to attract suitable replacements should any members of the management group leave.   The loss of services from members of the management group or a limitation in their availability could adversely affect our operations because of diminished relationships with lenders, prospective tenants and industry personnel.

We may be unable to complete development and redevelopment projects at all or on advantageous terms.

On a strategic and selective basis, we may develop and redevelop properties.  The real estate development and redevelopment business involves significant risks that could adversely affect our business, financial condition and results of operations, including:  we may not be able to complete construction on schedule or within budget, resulting in increased debt service expense and construction costs and delays in leasing the properties; we may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations;   we may not be able to lease properties at all or on favorable terms;  construction costs, total investment amounts and our share of remaining funding may exceed our estimates and projects may not be completed and delivered as planned; and upon completion of construction, we may not be able to obtain, or obtain on advantageous terms, permanent financing for activities that we have financed through construction loans.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Because real estate investments are illiquid, we may not be able to sell properties when appropriate.

Large and high quality office properties like the ones that we own can be hard to sell, especially if local market conditions continue to be poor.  Such illiquidity could limit our ability to vary our portfolio promptly in response to changing economic or investment conditions.  Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate in times of illiquidity, such as in the current economy.  These restrictions reduce our ability to respond to changes in the performance of our investments and could adversely affect our financial condition and results of operations.

We have no corporate limitation on the amount of debt we can incur.

Our management and Board of Directors have discretion under our articles of incorporation and bylaws to increase the amount of our outstanding debt.  Our decisions with regard to the incurrence and maintenance of debt are based on available investment opportunities for which capital is required, the cost of debt in relation to such investment opportunities, whether secured or unsecured debt is available, the effect of additional debt on existing financial ratios and the maturity of the proposed new debt relative to maturities of existing debt.  As a result, we could become more highly leveraged, resulting in increased debt service costs that could adversely affect our cash flows and operating results.

Our competitors may adversely affect our ability to lease our properties which may cause our cash flows and operating results to suffer.

Each segment of the real estate business is competitive.  Numerous other developers, managers and owners of office properties compete with us in seeking tenants and management revenues.  Although it is our strategy to own premier office properties in each market in which we operate, some of the office properties of our competitors may be newer, better located or better capitalized.  These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to make space available at lower prices than the space in our properties, particularly if there is an oversupply of space available in the market.  Competition for tenants could have an adverse effect on our ability to lease our properties and on the rents that we may charge or concessions that we must grant.  If our competitors adversely impact our ability to lease our properties, our cash flows and operating results may suffer.

We do not have sole control over the properties that we own with co-venturers, partners, fund investors or co-tenants or over the revenues and certain decisions associated with those properties, which may limit our flexibility with respect to these investments.

We participate in joint ventures, partnerships, co-tenancies and funds affecting 81 of our properties.  Of our 110 commercial office properties, 25 are wholly owned, 14 are held in property-level joint ventures or co-tenancies, and 71 are held in our funds.  Investments in partnerships, joint ventures, co-tenancies or other entities may involve risks not present were a third party not involved, including the possibility that our partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions.  Additionally, our partners, co-venturers or co-tenants might at any time have economic or other business interests or goals which are inconsistent with our business interests or goals.  In addition, we do not have sole control of certain major decisions relating to these properties, including decisions relating to: the sale of the properties; refinancing; timing and amount of distributions of cash from such properties to BPO; and capital improvements.

In some instances, although we are the property manager for a joint venture, the joint ventures retain joint approval rights over various material matters such as the budget for the property, specific leases and our leasing plan.  Moreover, in some of our property management arrangements the other venturer can terminate the property management agreement in limited circumstances relating to enforcement of the property managers’ obligations.  In addition, the sale or transfer of interests in some of our joint ventures and partnerships is subject to rights of first refusal or first offer and some joint venture and partnership agreements provide for buy-sell or similar arrangements.  Such rights may be triggered at a time when we may not want to sell but may be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest.  Such rights may also inhibit our ability to sell our interest in a property or a joint venture or partnership within our desired time frame or on any other desired basis.

We face risks associated with property acquisitions.

Assuming we are able to obtain capital on commercially reasonable terms, and that market conditions warrant it, we may acquire new office properties.  Competition from other well-capitalized real estate investors, including both publicly traded real estate investment trusts and institutional investment funds, may significantly increase the purchase price or prevent us from acquiring a desired property.  We may be unable to finance acquisitions on favorable terms, or newly acquired properties may fail to perform as expected.  We may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into our existing operations.  We may also acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities.  Each of these factors could have an adverse effect on our results of operations and financial condition.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

The residential homebuilding and land development industry is cyclical and is significantly affected by changes in general and local economic and industry conditions.

The residential homebuilding and land development industry is cyclical and is significantly affected by changes in general and local economic and industry conditions, such as consumer confidence, employment levels, availability of financing for homebuyers and interest rates, levels of new and existing homes for sale, demographic trends and housing demand. Competition from rental properties and resale homes, including homes held for sale by investors and foreclosed homes, may reduce our ability to sell new homes, depress prices and reduce margins for the sale of new homes. Homebuilders are also subject to risks related to the availability and cost overruns. Furthermore, the market value of undeveloped land, buildable lots and housing inventories held by us can fluctuate significantly as a result of changing economic and real estate market conditions. If there are significant adverse changes in economic or real estate market conditions, we may have to sell homes at a loss or hold land in inventory longer than planned. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market. Our residential property operations may be particularly affected by changes in local market conditions in Alberta and Ontario in Canada, and Colorado, Texas and Missouri in the U.S. where we derive a large proportion of our residential property revenue.

Most customers finance their home acquisitions through lenders providing mortgage financing. Mortgage rates have recently been at or near their lowest levels in many years. Despite this, and given the dramatic issues being experienced in the mortgage markets in the U.S. and by many lenders, fewer loan products and tighter loan qualification requirements have made it more difficult for borrowers to procure mortgages.

Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their homes to potential buyers who need financing, which in the U.S. has resulted in reduced demand for new homes. As a result, rising mortgage rates could adversely affect our ability to sell new homes and the price at which we can sell them.

The expiration of long-term ground leases could adversely affect our results of operations.

Fifteen of our major properties are subject to long-term ground leases and similar arrangements in which the underlying land is owned by a third party and leased to us and any co-venturers or partners.  In addition, the ground leases may be subject to periodic rate resets which may fluctuate and may result in significant rental rate adjustments.  Under the terms of a typical ground lease, we and any co-venturers or partners pay rent for the use of the land and are generally responsible for all costs and expenses associated with the building and improvements.  Unless the lease term is extended, the land, together with all improvements, will revert to the owner of the land upon the expiration of the lease term.  An event of default by us under the terms of a ground lease could also result in a loss of the property subject to such ground lease should the default not be rectified in a reasonable period of time.  If possible, we may attempt to purchase these leases as they become available, but cannot be assured of this.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

The following is a summary of our ground leases:

Building	City	Expiration	Notes
105 Adelaide Street West	Toronto	2043(1)	We own a 100% leasehold interest and a 25% interest in the ground lessor which holds a 50% freehold interest.
First Canadian Place	Toronto	2023	We own a 25% interest in the ground lessor which holds a 50% freehold interest. We also own a 25% interest in the ground lessee which holds a 100% leasehold interest.
Marina Towers	Los Angeles	2063
Wachovia Center	Los Angeles	2066
Place de Ville I	Ottawa	2065	There are two ground leases for this property.
One, Two, Three and Four World Financial Center	New York	2069
701 B Street	San Diego	2069, 2076	There are two ground leases for this property.
Hudson’s Bay Centre	Toronto	2070, 2011	There are two ground leases that cover a portion of this property.
HSBC Building (70 York Street)	Toronto	2083	Ground lease only covers a portion of the property
707 Broadway	San Diego	2089	There are two ground leases that cover a portion of this property.
2 Queen Street East	Toronto	2099	Only a small portion of this property is subject to the ground lease (0.15 acres of 0.99 acres). We own a 25% leasehold interest in the leasehold parcel and a 25% interest in the freehold parcel.
Bankers Hall	Calgary	2101	We own a 50% interest in the ground lease.
Royal Bank Building	Calgary	2101	We own a 50% interest in the ground lessor.
KBR Tower	Houston	2057
Exchange Tower	Toronto	2891, 2115, 2232	There are three ground leases for this property. We own a 50% interest in the ground lessor of a portion of the property.
(1)	Ground lessee has the option to extend the ground lease for an additional 30 years to 2073.

We are subject to possible environmental liabilities and other possible liabilities.

As an owner and manager of real property, we are subject to various United States and Canadian federal, provincial, state and municipal laws relating to environmental matters.  These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in our properties or disposed of at other locations.  The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our real estate or to borrow using real estate as collateral, and could potentially result in claims or other proceedings against us.  We are not aware of any material non-compliance with environmental laws at any of our properties.  We are also not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any material pending or threatened claims relating to environmental conditions at our properties.  We have made and will continue to make the necessary capital expenditures for compliance with environmental laws and regulations.  Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future.  Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or results of operation.

Asbestos-containing material (“ACM”) is known to be present at a limited number of our properties.  We are also aware of the presence of polychlorinated biphenyls (“PCBs”) in transformers at certain of our properties and in storage containers in specified areas at certain properties.  We believe that we manage and require the removal of ACMs and PCBs in accordance with applicable laws and that, if such laws do not become materially more stringent, the future costs of ACM abatement or ACM and PCB removal and containment will not be material to our financial position.

The Americans with Disabilities Act and Canadian regulations under building codes and provincial human rights codes generally require that public buildings, including office buildings, be made accessible to disabled persons.  Non-compliance could result in the imposition of fines by the government or the award of damages to private litigants.  If we are required to make substantial alterations and capital expenditures in one or more of our properties, it could adversely affect our financial condition and results of operations

We may also incur significant costs complying with other regulations.  Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements.  If we fail to comply with these requirements, we could incur fines or private damage awards.  We believe that our properties are currently in material compliance with all of these regulatory requirements.  However, we do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will affect our cash flow and results from operations.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

The failure of certain of our subsidiaries to qualify as a REIT under U.S. tax rules would have adverse tax consequences which could materially affect the cash flows we realize.

We believe that certain of our subsidiaries are qualified for taxation as REITs under U.S. tax rules and we intend that they continue to meet the requirements for taxation as REITs, but we cannot assure shareholders that any will qualify as a REIT. If certain of our subsidiaries fail to qualify for taxation as REITs in any taxable year, we will face serious tax consequences for the following reasons:

•	the subsidiaries will be subject to tax on their taxable income at regular corporate rates;

•	the subsidiaries will not be able to deduct, and will not be required to make, distributions to their stockholders, including us, in any year in which they fail to qualify as a REIT;

•	the subsidiaries could be subject to federal alternative minimum tax and/or increased state and local taxes; and

•
unless the subsidiaries are entitled to relief under specific statutory provisions, they will be disqualified from taxation as REITs for the four taxable years following the year during which they lose their qualification.

Qualification as a REIT is governed by highly technical and complex tax laws for which there are only limited judicial and administrative interpretations. Even a technical or inadvertent mistake could endanger the REIT status of certain of our subsidiaries. The determination that certain of our subsidiaries qualify as REITs also requires an ongoing analysis of various facts and circumstances, some of which may not be within our or the subsidiary’s control. For example, to qualify as a REIT, at least 95% of its gross income must come from sources that are itemized in the U.S. tax laws relating to REITs, and the REIT is prohibited from owning specified amounts of debt or equity securities of some issuers. REITs are also required to distribute to stockholders at least 90% of their REIT taxable income, excluding capital gains. The fact that certain of our subsidiaries hold some of their assets through joint ventures and their ongoing reliance on factual determinations, such as determinations related to the valuation of assets, further complicate the application of the REIT requirements. Furthermore, the United States Internal Revenue Service (the “IRS”) could change tax laws and regulations or the courts may issue new rulings that make it more difficult or impossible for certain of our subsidiaries to maintain REIT status. We cannot guarantee that certain of our subsidiaries will be qualified and taxed as a REIT because qualification and taxation as a REIT will depend upon its ability to meet the requirements imposed under the U.S. tax rules, on an ongoing basis.  The additional tax liabilities resulting from the failure of certain of our subsidiaries to qualify as a REIT could materially affect our realizable cash flows.

Even if certain of our subsidiaries qualify as REITs, they are required to pay some taxes, which may result in less cash available for distribution to stockholders.

Even if certain of our subsidiaries qualify as a REIT for federal income tax purposes, they are required to pay some federal, state and local taxes on their income and property. For example, Brookfield Properties, Inc. (“BPI”) was a “C” corporation prior to its first REIT year in 2008 and BPI still owns interests in appreciated assets that it held before its conversion to a REIT. If such appreciated property is sold prior to January 1, 2018, BPI generally will be subject to tax at regular corporate rates on the built-in gain in that property at the time of the REIT conversion. The total amount of gain on which BPI can be taxed is limited to the excess of the aggregate fair market value of its assets on January 1, 2008 over the adjusted tax basis of those assets at that time. If incurred, this tax could be material. As a result, it might decide to seek to avoid a taxable disposition prior to January 1, 2018 of any significant asset owned by BPI at the time of the REIT conversion. This could be true with respect to a particular disposition even if that potential disposition would be advantageous if it were not for the potential tax liability. A REIT also may be subject to the “alternative minimum tax” under some circumstances.

Additionally, a REIT will be subject to a 4% non-deductible excise tax on the amount, if any, by which dividends paid by it in any calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years.

In addition, if a REIT has net income from “prohibited transactions”, that income will be subject to a 100% federal tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While certain of our subsidiaries will undertake sales of assets if those assets become inconsistent with our long-term strategic or return objectives, we do not believe that those sales should be considered prohibited transactions. There can be no assurance, however, that the IRS would not successfully contend otherwise.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

In addition, a REIT may have to pay some state or local income taxes because not all states and localities treat REITs the same as they are treated for federal income tax purposes. From time to time changes in state and local tax laws or regulations are enacted, which may result in an increase in its tax liability. The shortfall in tax revenues for states and municipalities in recent years may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on the REIT’s assets or income. These increased tax costs could adversely affect our financial condition and results of operations and the amount of cash available for payment of dividends.

Several of our corporate subsidiaries have elected to be treated as “taxable REIT subsidiaries” for federal income tax purposes. A taxable REIT subsidiary is a fully taxable corporation and is limited in its ability to deduct interest payments made to the REIT. In addition, a REIT will be subject to a 100% penalty tax on some payments that it receives if the economic arrangements among its tenants, its taxable REIT subsidiaries and it are not comparable to similar arrangements among unrelated parties. Even if certain of our subsidiaries qualify as REITs, or as taxable REIT subsidiaries, they will be required to pay federal, state or local taxes, and we will have less cash available for distribution to shareholders.

Changes in tax law and practice may have a material adverse effect on our financial condition and results of operations.

We hold certain of our subsidiaries through foreign subsidiaries and our decision to structure them in such a manner was based on prevailing taxation law and practice in such jurisdictions.  Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions could adversely affect such company or entity and consequently have a material adverse effect on our financial condition and results of operations.

If we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, U.S. shareholders generally would be subject to adverse U.S. federal income tax consequences.

We do not believe that we will be classified for U.S. federal income tax purposes as a PFIC for our current taxable year, and we do not expect that we will be classified as a PFIC in the future. However, the determination of whether we are a PFIC in any taxable year depends on various facts and circumstances, some of which may not be entirely within our control. The PFIC determination also depends on application of complex tax rules concerning the classification of our assets and income, for which there are only limited judicial and administration interpretations, and therefore these rules are uncertain in some respects. Further, the PFIC determination is made annually and our circumstances may change. Accordingly, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year. If we were a PFIC, U.S. shareholders generally would be subject to adverse U.S. federal income tax consequences, including increased taxes and related interest charges on a disposition or constructive disposition of our common shares or the receipt of certain distributions or constructive distributions and increased reporting requirements.  We urge U.S. shareholders to consult their own tax advisors regarding the tax consequences of our being a PFIC in light of their particular circumstances.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

DIVIDENDS AND DIVIDEND POLICY

The declaration and payment of dividends on our common shares are at the discretion of our Board of Directors, which supports a stable and consistent dividend policy.  In early 2001, we changed our policy to declare dividends in U.S. dollars and to remit payment to shareholders in accordance with the country of the registered address of shareholders.  Shareholders with registered addresses in Canada receive payment in Canadian dollars (based on the exchange rate on the record date) unless they elect otherwise.  In 2001 our Board of Directors introduced quarterly payments rather than the previous semi-annual dividend.  It is our intention to continue to review the pay-out of dividends payable quarterly on March 31, June 30, September 30 and December 31 of each year and to increase the amount in accordance with increases in cash flow.

In February 2007, our Board of Directors approved an increase in the quarterly dividend on our common shares by 11% beginning on June 30, 2007.  Based upon this increase, on a post-split basis, the June 30, 2007 dividend was $0.56 per share per annum.

A complete record of dividends per share paid on the common shares for the past three years is as follows:

	2009	2008	2007
Per common share	$0.56	$0.56	$0.55(1)
(1)	Dividend was increased on June 30, 2007 to an effective annualized rate of $0.56 per share.

We continue to pay dividends on our Class A preference shares semi-annually and dividends on our Class AA and Class AAA preference shares quarterly.  A complete record of dividends per share paid on all classes of preference shares for the past three years is as follows:

($, except share information)			2009	2008	2007
Authorized	Outstanding		Per Share	Per Share	Per Share
14,202,000	14,201,980	Class A redeemable voting, Series A & B	C$0.0833	C$0.0833	C$0.0833
2,000,000	2,000,000	Class AA Series E	C$0.4480	C$0.8776	C$1.0178
12,000,000	8,000,000	Class AAA Series E	C$0.4267	C$0.8457	C$0.4830
8,000,000	8,000,000	Class AAA Series F	C$1.5000	C$1.5000	C$1.5000
6,000,000	4,400,000	Class AAA Series G	$1.3125	1.3125	1.3125
8,000,000	8,000,000	Class AAA Series H	C$1.4375	C$1.4375	C$1.4375
8,000,000	8,000,000	Class AAA Series I	C$1.3000	C$1.3000	C$1.3000
8,000,000	8,000,000	Class AAA Series J	C$1.2500	C$1.2500	C$1.2500
8,000,000	6,000,000	Class AAA Series K	C$1.3000	C$1.3000	C$1.3000
11,500,000	11,500,000	Class AAA Series L(1)	C$0.45308	-	-
11,000,000	11,000,000	Class AAA Series N(2)	-	-	-
(1)
The Series L  preference shares were issued on September 24, 2009 and an initial dividend of C$0.45308 per share was paid on December 31, 2009.  The annual dividend rate on these shares is C$1.6875 per share.  No amounts were paid on September 30, 2009.

(2)
The Series N preference shares were issued on January 20, 2010.  The initial Series N dividend of C$0.2949 per share will be paid on March 31, 2010.  The annual dividend rate on these shares is C$1.5375 per share.  No amounts were paid in 2009.

N

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

  There are currently three authorized classes of preference shares of BPO, as follows:

Class A Preference Shares — unlimited  authorized
4,612,500 Class A preference shares, Series A authorized, of which 4,612,495 are issued and outstanding; and
9,589,500 Class A preference shares, Series B authorized, of which 9,589,485 are issued and outstanding.

Class AA Preference Shares — 6,000,000 authorized (2,400,000 shares have been issued and redeemed)
2,000,000 Class AA preference shares, Series E authorized, of which 2,000,000 are issued and outstanding.

Class AAA Preference Shares — unlimited authorized
12,000,000 Class AAA preference shares, Series E authorized, of which 8,000,000 are issued and outstanding;
8,000,000 Class AAA preference shares, Series F authorized, of which 8,000,000 are issued and outstanding;
6,000,000 Class AAA preference shares, Series G authorized, of which 4,400,000 are issued and outstanding;
8,000,000 Class AAA preference shares, Series H authorized, of which 8,000,000 are issued and outstanding;
8,000,000 Class AAA preference shares, Series I authorized, of which 8,000,000 are issued and outstanding;
8,000,000 Class AAA preference shares, Series J authorized, of which 8,000,000 are issued and outstanding;
8,000,000 Class AAA preference shares, Series K authorized, of which 6,000,000 are issued and outstanding;
11,500,000 Class AAA preference shares, Series L authorized, of which 11,500,000 are issued and outstanding;
11,500,000 Class AAA preference shares, Series M authorized, of which 0 are issued and outstanding;
11,000,000 Class AAA preference shares, Series N authorized, of which 11,000,000 are issued and outstanding; and
11,000,000 Class AAA preference shares, Series O authorized, of which 0 are issued and outstanding.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

There are currently no authorized Class AA preference shares, Series A, B, C or D, or Class AAA preference shares, Series A, B, C or D, as all authorized preference shares of each of these series were issued and subsequently redeemed and are no longer issuable.  There are an unlimited number of common shares authorized, of which 501,420,398 common shares were issued and outstanding as of February 28, 2010.

Appendix C contains a summary of the material rights, privileges, restrictions and conditions attached to the Class A preference shares, the Class AA preference shares and the Class AAA preference shares, in each case as a class, and attached to the various issued and outstanding series thereof, as well as the material rights, privileges, restrictions and conditions attached to the common shares.  The summary is qualified in its entirety by the full text of such attributes contained in the articles of BPO, which are available on our Web site, www.brookfieldproperties.com and SEDAR, www.sedar.com.

Ratings

We are currently rated by two agencies.  The following table shows the credit ratings issued by the rating agencies noted therein as at December 31, 2009 and March 12, 2010:

	DBRS Limited (“DBRS”)	Standard & Poor’s Rating Service (“S&P”)
Corporate rating	BBB(high)	BBB
Preferred shares	Pfd-3(high)	P3(high)
Outlook	―	Negative

S&P’s corporate credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated.  According to the S&P rating system, an entity rated “BBB” has adequate capacity to meet its financial commitments.  However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the entity to meet its financial commitments.  The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

S&P’s Canadian preferred share ratings are on a rating scale that ranges from P-1 to D, which represents the range from highest to lowest quality of such securities rated.  According to the S&P rating system, a preferred share rated P-3 is less vulnerable in the near term than other lower-rated securities.  However, it faces uncertainties and exposure to adverse business, financial or economic conditions, which could render the obligor unable to meet its financial commitments.  The ratings from P-1 to P-5 may be modified by the addition of a (high), (mid) or (low) modifier to show relative standing within the major rating categories.

DBRS’ corporate credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated.  According to the DBRS rating system, an entity rated “BBB” is of adequate credit quality.  Protection of interest and principal is considered adequate, but the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity.  The ratings from AA to CCC may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories.

DBRS’ preferred share ratings are on a rating scale that ranges from Pfd-1 to D, which represents the range from highest to lowest quality of such securities rated.  According to the DBRS rating system, a preferred share rated “Pfd-3” is of adequate credit quality.  While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adversities present which detract from debt protection.  The ratings from Pfd-2 to Pfd-5 may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities.  These credit ratings are not recommendations to purchase, hold or sell our securities and do not comment as to market price or suitability of a specific security for a particular investor.  Credit ratings may not reflect the potential impact of all risks on the value of securities.  There is no assurance that the ratings will remain in effect for any given period or that a rating will not be revised or withdrawn entirely by S&P or DBRS in the future if, in its judgment, circumstances so warrant.

MARKET FOR SECURITIES

Our common shares are listed on the NYSE and TSX under the symbol BPO.  Our Class A preference shares, Series A and B, and Class AA preference shares, Series E are not listed on an exchange.  Our Class AAA preference shares are listed on the TSX under the symbols “BPO.PR.F”, “BPO.PR.U”, “BPO.PR.H”, “BPO.PR.I”, “BPO.PR.J”, “BPO.PR.K”, “BPO.PR.L” and “BPO.PR.N”.  Our Class AAA preference shares, Series N (BPO.PR.N) did not trade on the TSX in 2009.

The following table sets forth the reported high and low trading prices and trading volumes of our common shares as reported by the TSX and NYSE from January 2009 to December 2009:

	TSX			NYSE
	Price Per Share ($)			Price Per Share (US$)
Month	High	Low	Volume	High	Low	Volume
December	13.61	11.82	14,730,240	13.02	11.30	53,471,200
November	12.57	10.78	12,897,474	11.93	9.95	60,634,300
October	12.49	10.81	18,632,250	12.16	10.01	88,190,600
September	12.59	10.73	21,626,426	11.75	9.72	99,784,400
August	12.63	10.02	39,813,069	11.67	10.97	120,391,600
July	10.24	7.88	15,807,718	9.50	6.78	72,803,296
June	9.69	8.04	23,373,063	8.70	6.96	78,117,904
May	9.90	8.10	22,017,218	8.72	7.07	115,246,096
April	9.79	6.86	18,849,538	8.11	5.41	131,982,304
March	8.00	5.31	18,160,272	6.51	4.11	136,304,192
February	8.40	6.15	13,204,886	6.87	4.92	114,019,104
January	9.79	6.29	9,439,231	8.23	5.01	88,974,400

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series F (BPO.PR.F) as reported by the TSX from January 2009 to December 2009:

	Price Per Share ($)
Month	High	Low	Volume
December	25.30	25.00	171,302
November	25.37	24.40	226,748
October	24.65	24.40	269,605
September	25.49	24.19	324,931
August	24.50	22.10	295,778
July	22.50	21.23	89,958
June	22.47	21.42	139,823
May	21.99	19.10	142,527
April	19.94	15.40	90,100
March	17.44	14.90	62,700
February	16.94	14.00	56,866
January	18.25	15.10	202,556

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series G (BPO.PR.U) as reported by the TSX from January 2009 to December 2009:

	Price Per Share ($)
Month	High	Low	Volume
December	21.75	20.87	54,900
November	21.73	20.40	147,767
October	22.05	20.01	45,405
September	22.00	20.91	52,505
August	22.42	18.00	76,947
July	18.11	16.45	71,370
June	17.64	16.00	67,761
May	16.40	13.11	51,590
April	14.51	9.51	213,230
March	9.90	8.01	63,415
February	10.80	9.65	52,690
January	12.25	8.26	187,588

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series H (BPO.PR.H) as reported by the TSX from January 2009 to December 2009:

	Price Per Share ($)
Month	High	Low	Volume
December	23.72	23.06	229,425
November	23.29	22.00	300,729
October	22.73	22.00	216,560
September	23.25	22.36	185,362
August	23.08	19.34	181,747
July	19.29	17.76	211,884
June	18.87	17.25	231,317
May	18.10	15.08	133,952
April	16.00	12.02	468,776
March	12.65	11.76	100,532
February	13.75	12.25	78,032
January	14.44	11.40	182,281

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series I (BPO.PR.I) as reported by the TSX from January 2009 to December 2009:

	Price Per Share ($)
Month	High	Low	Volume
December	25.60	25.20	128,695
November	25.73	24.91	234,970
October	25.00	24.70	439,444
September	25.05	24.65	747,494
August	24.95	24.20	389,226
July	24.99	23.25	273,812
June	24.59	22.75	169,991
May	23.70	22.70	196,533
April	23.48	20.26	242,878
March	21.20	20.00	188,959
February	21.47	18.77	102,740
January	21.00	17.19	280,696

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series J (BPO.PR.J) as reported by the TSX from January 2009 to December 2009:

	Price Per Share ($)
Month	High	Low	Volume
December	23.49	22.44	95,940
November	23.75	21.75	120,806
October	22.50	21.50	252,230
September	23.60	22.29	191,192
August	22.84	19.60	146,586
July	19.60	17.75	106,126
June	19.70	17.60	212,187
May	18.53	15.60	147,506
April	16.26	12.12	113,281
March	12.94	10.10	122,515
February	13.45	12.12	69,005
January	14.05	11.30	68,400

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series K (BPO.PR.K) as reported by the TSX from January 2009 to December 2009:

	Price Per Share ($)
Month	High	Low	Volume
December	22.82	21.75	42,971
November	22.70	20.47	155,308
October	21.94	20.40	81,981
September	22.39	21.42	130,389
August	22.16	17.68	100,707
July	18.20	16.52	96,574
June	18.00	16.10	222,323
May	16.50	14.60	101,683
April	14.98	11.25	110,062
March	12.39	10.50	74,524
February	12.85	11.40	80,370
January	13.25	10.94	85,492

The following table sets forth the reported high and low trading prices and trading volumes of our Class AAA preference shares, Series L (BPO.PR.L) as reported by the TSX from September 2009 to December 2009:

	Price Per Share ($)
Month	High	Low	Volume
December	25.95	25.40	354,046
November	26.00	25.02	691,411
October	25.10	24.80	971,639
September (September 24 to September 30)	25.30	24.90	1,263,803

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

DIRECTORS AND OFFICERS

The names, principal occupations and municipalities of residence of our directors and officers, as well as the year each director first became a director are set out below.  Each director is appointed to serve until the next annual meeting of shareholders or until his or her successor is elected or appointed.

Directors

Name, municipality of residence	Director since	Principal Occupation and Five-year Occupation History

GORDON E. ARNELL Calgary, Alberta, Canada	1989	Mr. Arnell has been Chairman of our Board of Directors since 1995.

WILLIAM T. CAHILL (3) Ridgefield, Connecticut, U.S.A.	2000	Mr. Cahill has been Managing Director Independent Risk at Citi Community Capital since 2002.

RICHARD B. CLARK New York, New York, U.S.A.	2002	Mr. Clark has been Chief Executive Officer of BPO since 2002.

JACK L. COCKWELL Toronto, Ontario, Canada	1999	Mr. Cockwell has been Group Chairman of BAM since 2002.

J. BRUCE FLATT(2) Toronto, Ontario, Canada	1996	Mr. Flatt has been Senior Managing Partner and Chief Executive Officer of BAM since 2002.

RODERICK D. FRASER, PH.D., O.C.(1)(3) Edmonton, Alberta, Canada	2005	Dr. Fraser has been President Emeritus of the University of Alberta since 2005.

PAUL D. MCFARLANE(1)(2) Mississauga, Ontario, Canada	1998	Mr. McFarlane is a corporate director. He retired from a Canadian chartered bank in 2002 after more than 40 years of service.

ALLAN S. OLSON(1)(3) Edmonton, Alberta, Canada	1995	Mr. Olson has been Chairman and Chief Executive Officer of First Industries Corporation, an investment and management company, since 1991.

LINDA D. RABBITT(2) Bethesda, Maryland, U.S.A	2005	Ms. Rabbitt has been Chief Executive Officer, Founder and Chairman of Rand Construction Corporation since 1989.

ROBERT L. STELZL(1) Hamilton, Montana, U.S.A	2005
Mr. Stelzl is a private real estate investor and investment manager.  In 2003, he retired from Colony Capital, LLC, a large real estate private equity investor, after 14 years as a principal and member of the Investment Committee.

DIANA L. TAYLOR(3) New York, New York, U.S.A	2007	Ms. Taylor has been a managing director of Wolfensohn & Co since 2007. She served as the Superintendent of Banks for the State of New York from June 2003 through March 2007.

JOHN E. ZUCCOTTI New York, New York, U.S.A.	1998
Mr. Zuccotti has been Co-Chairman of our Board of Directors since 2002, Chairman of the Board of Directors of Brookfield Financial Properties, Inc. since 1996 and Senior Counsel, Weil, Gotshal and Manges LLP since 1998.

(1) Member of the Audit Committee
(2) Member of the Human Resources and Compensation Committee
(3) Member of the Governance and Nominating Committee

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Officers

See above for descriptions of Gordon E. Arnell, Chairman, John E. Zuccotti, Co-Chairman, and Richard B. Clark, Chief Executive Officer.

Name, municipality of residence	Position Held	Five-year Occupation History

STEVEN J. DOUGLAS Mississauga, Ontario, Canada	President
Mr. Douglas has held his present principal occupation since January 2009 and has been a Senior Managing Partner of BAM since 2006.  He was previously Executive Vice President and Chief Financial Officer of a mining company controlled by BAM from 2003 to 2006.  Mr. Douglas is also Senior Managing Partner of BAM’s global real estate group.

THOMAS F. FARLEY Calgary, Alberta, Canada	President and Chief Executive Officer, Canadian Commercial Operations	Mr. Farley has held his present principal occupation since January 2009, prior to which he was President and Chief Operating Officer, Canadian Commercial Operations since 2002.

DENNIS H. FRIEDRICH New York, New York, U.S.A.	President and Chief Executive Officer, U.S. Commercial Operations	Mr. Friedrich has held his present principal occupation since January 2009, prior to which he was President and Chief Operating Officer, U.S. Commercial Operations since 2003.

G. MARK BROWN New York, New York, U.S.A.	Senior Vice President, Finance	Mr. Brown has held his present principal occupation since 2005.

BRYAN K. DAVIS New York, New York, U.S.A.	Senior Vice President and Chief Financial Officer	Mr. Davis has held his present principal occupation since 2007, prior to which he spent four years as Senior Vice President, Finance and one year as a Managing Partner of BAM.

BRETT M. FOX New York, New York, U.S.A.	Senior Vice President and General Counsel and Chief Compliance and Administrative Officer	Mr. Fox has held his present principal occupation since 2003.

MICHELLE L. CAMPBELL New York, New York, U.S.A.	Vice President, Compliance and Assistant General Counsel	Ms. Campbell has held her present principal occupation since 2007, prior to which she was an associate at Torys LLP since 2002.

MELISSA J. COLEY New York, New York, U.S.A.	Vice President, Investor Relations and Communications	Ms. Coley has held her present principal occupation since 2002.

P. KEITH HYDE Toronto, Ontario, Canada	Vice President, Taxation	Mr. Hyde has held his present principal occupation since 1988.

DANA PETITTO New York, New York, U.S.A.	Vice President and Controller	Ms. Petitto has held her present principal occupation since 2007, prior to which she was Assistant Controller of BPO since 2004.

STEPHANIE A. SCHEMBARI New York, New York, U.S.A.	Vice President, Human Resources	Ms. Schembari has held her present principal occupation since 2005.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Share Ownership

As of March 12, 2010, the directors and executive officers of BPO own, directly or indirectly, or exercise control or direction over approximately 9,213,146 common shares, representing 1.8% of the outstanding voting shares.  See the information on page 1 of our Management Proxy Circular dated March 8, 2010 under the heading “Principal Holders of Voting Shares”, which is incorporated by reference herein and available on SEDAR at www.sedar.com, at www.sec.gov and on our Web site at www.brookfieldproperties.com, for further information regarding our share ownership.

LEGAL PROCEEDINGS

We are occasionally named as a party in various claims and legal proceedings which arise during the normal course of our business.  We review each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance as to the resolution of any particular claim, we do not believe that the outcome of any claims or potential claims of which we are currently aware will have a material adverse effect on us.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As of March 12, 2010, no director, senior officer or associate of a director or senior officer nor, to the knowledge of the directors or senior officers of BPO after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of BPO carrying more than 10% of the voting rights attached to any class of voting securities of BPO outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of BPO or its affiliates nor do any such persons have a material interest, direct or indirect, in any proposed transaction of BPO or its affiliates.

Our parent company, BAM, and its affiliates may, from time to time, hold certain indebtedness of BPO and its subsidiaries by way of transactions executed through market intermediaries and under prevailing market terms and conditions at the time of such transactions.  At December 31, 2009, we had approximately $15 million (December 31, 2008 - $15 million) of indebtedness outstanding to BAM and its affiliates. The outstanding balance on our $300 million facility with BAM at December 31, 2009 was nil (December 31, 2008 – nil). Interest expense related to this indebtedness, totaled $1 million for the year ended December 31, 2009 compared to nil for the year ended December 31, 2008. We also have a balance on deposit with BAM of $648 million as of December 31, 2009, which is due on demand and earns interest at a rate of LIBOR plus 42.5 basis points (December 31, 2008 – nil). Interest income related to this loan totaled $2 million for the year ended December 31, 2009 (2008 – nil). Included in rental revenues are amounts received from BAM and its affiliates for the rental of office premises of $2 million for the year ended December 31, 2009 (2008 - $2 million). These amounts have been recorded at the exchange amount. In addition, we have certain arrangements with BAM and its affiliates to acquire insurance in the normal course of business and at market rates or at cost. The expense for the year ended December 31, 2009 was $1 million.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) are the principal external auditors of BPO.  Deloitte & Touche are Chartered Accountants, having an address at Suite 1400, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2V1.  Deloitte & Touche has advised that it is independent of BPO within the meaning of the Rules of Professional Conduct of the Province of Ontario.

The transfer agent and registrar for BPO’s preference shares and common shares in Canada is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.  The transfer agent and registrar for BPO’s common shares in the United States is BNY Mellon Shareowner Services at its principal office in Ridgefield Park, New Jersey.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

AUDIT COMMITTEE INFORMATION

The Audit Committee is responsible for monitoring BPO’s systems and procedures for financial reporting, risk management and internal controls, reviewing certain public disclosure documents and monitoring the performance and independence of our internal and external auditors.  The Audit Committee is also responsible for reviewing BPO’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial condition and results of operations prior to their approval by the full Board of Directors.

The Audit Committee charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to our Board of Directors.  A copy of the charter is attached hereto as Appendix D.

The Audit Committee is comprised of four directors all of whom are independent directors: Paul D. McFarlane (Chairman), Roderick D. Fraser, Allan S. Olson and Robert L. Stelzl.  In addition to being independent directors under our Audit Committee charter, all members of the Audit Committee must meet an additional “independence” test under the Sarbanes-Oxley Act and National Instrument 52-110, “Audit Committees” in that their directors’ fees are the only compensation they, or their firms, receive from BPO and that they are not affiliated with  and do not have a material relationship with BPO.  Each member of the Audit Committee is Financially Literate and Mr. McFarlane is considered to be an Audit Committee Financial Expert, as these terms are defined under the applicable regulations.

Relevant Education and Experience

Mr. McFarlane acquired significant financial experience and exposure to accounting and financial issues during his 43 year career in banking at a Canadian chartered bank.  From 1994 until his retirement in 2002, he served as Senior Vice President, Risk Management Division, Head Office and from 1986 to 1993 he served as Vice President where he had global responsibility for large corporate and commercial credits.

Mr. Olson acquired significant financial experience and exposure to accounting and financial issues while serving in senior management positions, as a director and as a member of the audit committees of several public and private companies.  Mr. Olson holds a Bachelor of Science degree in engineering from the University of Alberta and a Master of Business Administration degree from the University of Western Ontario.

Mr. Fraser acquired significant financial experience and exposure to accounting and financial issues in his capacities as President, University of Alberta from 1995 to 2005, Vice President, Resources at Queens University from 1988 to 1994 and Dean of Arts and Science at Queens University from 1983 to 1988.  In two these positions, Mr. Fraser had oversight over the chief financial officer and in one of the positions he was responsible for managing a significant operating budget.  Mr. Fraser also is a member of the audit committee for Aga Khan University. Mr. Fraser holds a PhD in Economics from the London School of Economics.

Mr. Stelzl acquired financial experience and exposure to accounting and financial issues during his 14 years on the Executive Committee and the Investment Committee of Colony Capital, LLC.  Mr. Stelzl holds a Bachelor of Arts from Rice University and a Masters of Business Administration from the Harvard Business School.

Pre-Approval Policies and Procedures

From time to time, Deloitte & Touche also provides us with tax and other non-audit services and we maintain a policy regarding the provision of non-audit services by our external auditors.  In February 2004, the Audit Committee adopted a revised policy regarding the provision of non-audit services by our external auditors. This policy, which is periodically reviewed and updated, encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services.  It also specifies a number of services that are not permitted to be provided by our external auditors, including services related to financial information systems design and implementation.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

External Auditor Service Fees (By Category)

The following table sets forth further information on the fees billed or expected to be billed by Deloitte & Touche to BPO relating to the fiscal years ended December 31, 2009 and 2008:

Service Performed	2009(1)	2008(2)
Audit fees (3)	$3,421,400	$2,454,900
Audit-related fees (4)	$5,146,400	$5,090,200
All other fees	-	-
Tax fees	$209,100	$430,300
Total fees	$8,776,900	$7,975,400

Note:
(1)	All amounts are billed in Canadian dollars and have been converted to U.S. dollars at the exchange rate on December 31, 2009 of US$1.05 for each C$1.00.
(2)	All amounts are billed in Canadian dollars and have been converted to U.S. dollars at the exchange rate on December 31, 2008 of US$1.22 for each C$1.00.
(3)
Included in this amount is $323,100 and nil (2008 - $185,000 and $50,000) relating to the audits of BPO Properties Ltd. (which is listed on the TSX) and First Place Tower Brookfield Properties Inc., respectively.

(4)	Included in this amount is $4,148,450 (2008 - $3,090,000) related to the audit of various BPO’ subsidiaries and $997,900 (2008 - $1,440,000) of non-recurring fees.

Audit fees were for professional services rendered for the audit of our consolidated financial statements as of and for the years ended December 31, 2009 and 2008 and the audit of internal control over financial reporting as of December 31, 2009 and 2008, quarterly review of the financial statements included in our quarterly reports, consents and comfort letters issued and review of filings with securities commissions.

Audit-related fees consisted of assurance and related services that are reasonably related to the performance of the audit and are not reported under “Audit Fees.” Audit-related fees include employee benefit plans, operating cost and escalation, joint venture and lender audits, as well as consultations concerning financial accounting and reporting standards.

Tax fees consist of services related to tax compliance, including the preparation of tax returns and refund claims and tax planning and advice, including assistance with property tax assessment and appeals and technical advice related to income tax matters.

The Audit Committee of the Board of Directors has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte & Touche.

ADDITIONAL INFORMATION

Additional information including directors’ and executive officers’ remuneration and indebtedness, the principal holders of our securities and securities authorized for issuance under equity compensation plans is set out in our Management Proxy Circular dated March 8, 2010.  Additional financial information is also provided in the consolidated financial statements in our Annual Report for the year ended December 31, 2009.  Our 2009 Annual Report also contains, in pages 15 through 71, the Management’s Discussion and Analysis of our financial condition and results of operations for the year ended December 31, 2009.

You may access other information about us, including our disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov and on our Web site at www.brookfieldproperties.com.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

APPENDIX A – SUBSIDIARIES

As of March 12, 2010, Brookfield Properties Corporation (“Brookfield Properties”) beneficially owned, directly or indirectly, the percentage interest of the voting and non-voting securities of the subsidiaries listed below.  Certain subsidiaries, each of which represent not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of Brookfield Properties, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of Brookfield Properties at March 12, 2010, have been omitted.  Indentation indicates the voting securities are directly or indirectly owned by the subsidiary listed above.

Subsidiary	Jurisdiction of Formation	Percentage Interest	Property (including Percentage Interest if less than 100%) /Line of Business
Partnerco Equities Ltd.	Canada	100%	Holding Company
Brookfield Properties Ltd.	Ontario	100%	Property Management Company, Brookfield Place, Bay-Wellington Tower, Toronto
Brookfield Place (Wellington) Limited	Canada	100%	Head Lease, Brookfield Place, Bay-Wellington Tower, Toronto
Brookfield Place (Properties) Limited	Canada	100%	Buffer Strip, Brookfield Place, Toronto
Galleria Concourse Operations Inc.	Ontario	50%	Head Lease, Brookfield Place, Retail and Parking, Toronto
1455605 Ontario Limited	Ontario	100%	Ground Lease, Brookfield Place, Bay-Wellington Tower, Toronto
Carma Ltd.	Alberta	100%	General Partner
Carma Developers LP	Alberta	100%	Land Development and Housing (Canada)
Brookfield Properties, Inc.	Delaware	100%	Holding Company
Carma Inc.	Delaware	100%	Land Development (US)
Brookfield Properties (US) Inc.	Delaware	100%	Holding Company
Brookfield Commercial Properties Inc.	Delaware	100%	Holding Company
Brookfield Properties (US) LLC	Delaware	100%	Property Management
Brookfield Republic Plaza LLC	Delaware	100%	Republic Plaza, Denver
Brookfield Mountain Inc.	Colorado	100%	Capital Federal Block 197, Denver
1201 Louisiana Co. L.P.	Delaware	100%	1201 Louisiana St.
MCC Mortgage L.P.	Delaware	100%	33 South 6th Street Minneapolis City Center, Minneapolis
Brookfield Market Inc.	Minnesota	100%	Gaviidae Common Phase I, Minneapolis
DB Holdings, Inc./ Brookfield DB Inc.	Minnesota/ Minnesota	100%	RBC Plaza, Minneapolis Gaviidae Common Phase II, Minneapolis
Brookfield Properties 601 South 12th Co. LLC	Delaware	100%	601 South 12th Street, Virginia
Brookfield Properties 701 South 12th Co. LLC	Delaware	100%	701 South 12th Street, Virginia
Brookfield Properties Holdings Inc.	Delaware	100%	Holding Company
Brookfield Financial Properties, L.P.	Delaware	99.4%	Property Management and Holdings
Brookfield Properties One WFC Co. LLC	Delaware	99.4%	One World Financial Center, NY
WFP Tower B Co. L.P.	New York	99.4%	Two World Financial Center, NY
BFP Tower C Co. LLC	Delaware	99.4%	Three World Financial Center, NY (51.47%)
WFP Tower D Co. L.P.	New York	99.4%	Four World Financial Center, NY (51%)
WFP Retail Co. LP	Delaware	99.4%	Retail space in Towers Two, Three and Four of World Financial Center
Brookfield Properties OLP Co. LLC	Delaware	99.4%	One Liberty Plaza, NY
BFP 245 Park Co. LLC	Delaware	50.7%	245 Park Avenue, NY
BFP 300 Madison II LLC	Delaware	99.4%	300 Madison Avenue, NY
Brookfield Properties 53 State Fee Co. LLC./Brookfield Properties 53 State Co. L.P.	Delaware Delaware	99.4%	53 State Street, Boston
Brookfield Properties 75 State Co. LLC	Delaware	99.4%	75 State Street, Boston
BFP 1625 Eye Co. LLC	Delaware	9.94%	1625 Eye Street, Washington, D.C.
BFP 701 9th Co. LLC	Delaware	99.4%	701 9th Street, Washington, D.C.
77 K Street Tower, LLC	Delaware	49.7%	77 K Street, Washington. D.C.
BFP Potomac Tower Co. LLC	Delaware	99.4%	Potomac Tower, Arlington, Virginia

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Subsidiary	Jurisdiction of Formation	Percentage Interest		Property (including Percentage Interest if less than 100%) /Line of Business
Battery Park Partners	New York	100%		Holding Company
Brookfield Properties W. 33rd Co. L.P.	Delaware	100%		West 33rd 9th Avenue, NY
Battery Park Partners	New York	100%		Holding Company
West 31st Street Inc.	Delaware	100%		West 31st 9th Avenue, NY
Brookfield FMS Ltd.	Alberta	100%		Holding Company
Brookfield LePage Johnson Controls Facility Management Services LP	Ontario	40%		Facilities Management
1043513 Alberta Ltd.	Alberta	100%		Holding Company
BPO Properties Ltd.	Canada	89%		Holding Company
70 York Street Limited	Ontario	89%		HSBC Building Ground Lease, 70 York Street, Toronto
Exchange Tower Limited	Ontario	89%		Bay-Adelaide Centre, Toronto (50%)
Brookfield Properties(ET) Ltd. 1211460 Ontario Limited	Ontario Ontario	89% 89%	}	Exchange Tower & Lands, Toronto (50%)
1262004 Ontario Limited 1452917 Ontario Limited	Ontario Ontario	89% 89%		Queen’s Quay Terminal & Lands, Toronto
1450779 Ontario Limited	Ontario	89%		20-22 Front Street E., Toronto
1464255 Ontario Limited	Ontario	89%		Hudson’s Bay Centre, Toronto (25%)
1523605 Ontario Limited	Ontario	89%		105 Adelaide Street West, Toronto
3744469 Canada Inc. 3945863 Canada Inc.	Canada Canada	89% 89%	}	Royal Centre & Lands, Vancouver
4087844 Canada Inc.	Alberta	44.5%		Bankers Hall Leasehold, Calgary
BHC Club Ltd.	Alberta	89%		Bankers Hall Fitness Club, Calgary (50%)
4087861 Canada Inc.	Alberta	44.5%		Royal Bank Building Leasehold, Calgary
PCC Properties (Calgary) Ltd.	Alberta	89%		Suncor Energy Centre, Calgary (50%)
Fifth Avenue Place (Alberta) Ltd.	Alberta	89%		Fifth Avenue Place, Calgary (50%)
Brookfield Properties Management Corporation	Canada	89%		Property Management Company
BPO Real Estate Corporation	Alberta	89%		Holding Company
BPO Value Add Trust	Alberta	89%		Altius Centre, Calgary (25%) Canadian Western Bank Place, Edmonton (25%) Enbridge Tower, Edmonton (25%)
BPO Core Trust	Alberta	89%		Place de Ville I, Ottawa (25%) Place de Ville II, Ottawa (25%) Place de Ville III, Ottawa (25%) Jean Edmonds Tower, Ottawa (25%) 2 Queen Street East, Toronto (25%) Yonge/Richmond Centre, Toronto (25%)
1445750 Ontario Inc.	Ontario	89%		Holding Company
2072790 Ontario Inc.	Ontario	22.25%		Holding Company
First Place Tower Brookfield Properties Inc.	Ontario	22.25%		First Canadian Place, Toronto Leasehold (100%) and Freehold (50%)
Brookfield Properties(PI) Inc.	Ontario	22.25%		Management Company
BPO GP Ltd.	Alberta	89%		Holding Company
BPO Bloor Yonge GP Ltd.	Canada	89%		General Partner
BPO Properties BloorYonge LP	Ontario	89%		Hudson’s Bay Centre, Toronto (75%)
BPO GP Trust	Alberta	89%		General Partner
BPO Properties Bay Adelaide LP	Ontario	89%		Bay-Adelaide Centre, Toronto (50%)
BPO Properties 74 York LP	Ontario	89%		74 York Street, Toronto (50%)

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Subsidiary	Jurisdiction of Formation	Percentage Interest		Property (including Percentage Interest if less than 100%) /Line of Business
BPO Properties 76 York LP	Ontario	89%		76 York Street, Toronto (50%)
BPO Properties Yonge Adelaide LP	Ontario	89%		Yonge Adelaide, Toronto
BPO Properties CHS LP 6640982 Canada Inc.	Alberta Canada	89% 89%	}	Calgary Herald Site, Calgary
BPO Properties Bankers Court LP	Alberta	89%		Bankers Court, Calgary (50%)
Brookfield Homes Holdings Ltd.	Ontario	100%		Holding Company
Brookfield Homes (Ontario) Limited	Ontario	100%		Land Development and Housing (Ontario)
Brookfield Properties Services Ltd.	Canada	100%		Office Services Company
Brookfield Residential Services Ltd.	Ontario	80%		Condominium Management Company
Brookfield Properties Management LLC	Delaware	100%		Property Management
TRZ Holdings IV LLC	Delaware	46.55%		Holding Company
One NY Plaza Co. LLC	Delaware	46.55%		One New York Plaza, NY
Newport Tower Co. LLC	Delaware	46.55%		Newport Tower 525 Washington Blvd., Jersey City
1114 6th Avenue Co. LLC	Delaware	46.55%		1114 Avenue of the Americas (Grace Building), NY (49.9%)
1411 TrizecHahn Swig, L.L.C.	Delaware	46.55%		1411 Broadway (World Apparel Center), NY (49.9%)
1460 Fee TrizecHahn – Swig, L.L.C. 1460 Leasehold TrizecHahn – Swig, L.L.C.	Delaware	46.55% 46.55%	}	1460 Broadway, NY (99.8%)
TrizecHahn 1065 Avenue of the Americas LLC	Delaware	46.55%		1065 Avenue of the Americas, NY (99%)
1250C/2401P Co. LLC	Delaware	46.55%		2401 Pennsylvania Avenue, Washington, D.C. 1250 Connecticut Avenue, Washington, D.C.
1200 K Street II Co. LLC 1200 K Street I Co. LLC	Delaware Delaware	46.55% 46.55%	}	1200 K Street, N.W., Washington, D.C.
2000 L Co. LLC	District of Columbia	46.55%		2000 L Street, N.W., Washington, D.C.
1400 K Co. LLC 1400 K Fee LLC	District of Columbia/ District of Columbia	46.55% 46.55%	}	1400 K Street, N.W., Washington, D.C.
1250 23rd Street Co. LLC	District of Columbia	46.55%		1250 23rd Street, N.W., Washington, D.C.
1225 Connecticut Co. LLC	Delaware	46.55%		1225 Connecticut Avenue, N.W., Washington, D.C.
2001 M Co. LLC	Delaware	44.33%		2001 M Street, N.W., Washington, D.C. (49.5%)
750 Ninth Street, LLC	Delaware	22.57%		Victor Building, Washington, D.C.
Bethesda Crescent (Wisconsin) Co. L.P.	Maryland	46.55%		Bethesda Crescent 7401 & 7475 Wisconsin Avenue, Bethesda
Bethesda Crescent (4600) Co. L.P.	Maryland	46.55%		Bethesda 4600 East-West Highway, Bethesda
Two Reston Co. LLC	Delaware	46.55%		Reston Unisys Building Two Reston Crescent, VA
One Reston Co. LLC	Delaware	46.55%		One Reston Crescent, VA
1550 and 1560 Wilson Co. LLC	Delaware	46.55%		1550 & 1560 Wilson Blvd., Rosslyn, VA
Silver SM Co. LLC	Maryland	46.55%		Silver Spring Metro Plaza, Montgomery, MD
Two Ballston Plaza Co. LLC	Delaware	46.55%		Two Ballston Plaza, Arlington, VA
LS 111 West Ocean Co. LLC	Delaware	46.55%		Landmark Square, Long Beach, CA
333 South Hope Co. LLC	Delaware	46.55%		Bank of America Plaza 333 S. Hope St., Los Angeles
601 Figueroa Co. LLC	Delaware	46.55%		Figueroa at Wilshire, Los Angeles
Marina Airport Building Ltd.	California	46.55%		Marina Towers (North and South), Marina del Rey, CA (50%)
EYP Realty, LLC		46.55%		Ernst & Young Plaza and 7+FIG, Los Angeles
Trizec 9665 Wilshire, LLC	Delaware	46.55%		9665 Wilshire Blvd., Los Angeles
Trizec 6080 HHC, LLC	Delaware	46.55%		HHC 6080 Center Drive, Los Angeles
Trizec Northpoint Tower, LLC	Delaware	46.55%		HHC Northpoint 6601 Center Drive W., Los Angeles
Trizec 5670 Wilshire, LLC	Delaware	46.55%		5670 Wilshire Boulevard, Los Angeles
Trizec HHC Spectrum, LLC	Delaware	46.55%		Howard Hughes Center – Spectrum Center, Los Angeles
Trizec 6060 HHC, LLC	Delaware	46.55%		HHC 6060 Center Drive, Los Angeles
Trizec 6100 HHC, LLC	Delaware	46.55%		HHC 6100 Center Drive, Los Angeles
Trizec West LA Tower, LLC	Delaware	46.55%		HHC HH Tower 6701 Center Drive West, Los Angeles
Trizec Westwood Center, LLC	Delaware	46.55%		Westwood Center 110 Glendon Avenue, Los Angeles
Trizec Wilshire Center, LLC	Delaware	46.55%		World Savings Center 11601 Wilshire Blvd., Los Angeles
Trizec 701 B Street, LLC	Delaware	46.55%		701 B Street, San Diego

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Subsidiary	Jurisdiction of Formation	Percentage Interest	Property (including Percentage Interest if less than 100%) /Line of Business
Trizec 707 Broadway, LLC	Delaware	46.55%	707 Broadway, San Diego
Trizec Sorrento Towers, LLC	Delaware	46.55%	Sorrento Retail, 9450 Scranton Road, San Diego, Sorrento Towers North 5355 – 5375 Mira Sorrento Place, San Diego, Sorrento Towers South 9276 and 9330 Scranton Road Corporate Center, San Diego
Dresser – Cullen Venture	Texas		KBR Tower 601 Jefferson, Houston, TX (50%)
Cullen 500 Jefferson Co. L.P.	Delaware		500 Jefferson, Houston
Cullen Allen Holdings, L.P.	Delaware	46.55%	Continental Center I 1600 Smith Street, Houston One, Two and Three Allen Center, Houston
Four Allen Center Co. LLC	Delaware	46.55%	1400 Smith Street, Houston
Cullen Continental II Co. L.P.	Delaware	46.55%	Continental Center II 600 Jefferson, Houston

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

APPENDIX B - COMMERCIAL PROPERTIES BY REGION

			(SQUARE FEET IN 000S)			(SQUARE FEET IN 000S)			BROOKFIELD PROPERTIES	OTHER	BROOKFIELD PROPERTIES
	NUMBER OF PROPERTIES	LEASED %	OFFICE	RETAIL	TOTAL LEASABLE	PARKING	TOTAL AREA	OWNED INTEREST %	OWNED INTEREST(1)	SHAREHOLDERS’ INTEREST	NET OWNED INTEREST
DIRECT
New York
World Financial Center
One	1	99.4	1,603	52	1,655	58	1,713	100	1,713	(10)	1,703
Two	1	100.0	2,671	35	2,706	—	2,706	100	2,706	(16)	2,690
Three	1	95.3	1,254	—	1,254	53	1,307	100	1,307	(8)	1,299
Four	1	100.0	1,861	43	1,904	48	1,952	51	996	(6)	990
Retail		80.3	—	168	168	122	290	100	290	(2)	288
One Liberty Plaza	1	99.5	2,327	20	2,347	—	2,347	100	2,347	(14)	2,333
245 Park Avenue	1	94.0	1,719	68	1,787	—	1,787	51	911	(5)	906
300 Madison Avenue	1	100.0	1,089	5	1,094	—	1,094	100	1,094	(6)	1,088
	7	98.3	12,524	391	12,915	281	13,196		11,364	(67)	11,297
Boston
53 State Street	1	88.6	1,164	30	1,194	41	1,235	100	1,235	(8)	1,227
75 State Street	1	85.3	771	25	796	235	1,031	100	1,031	(6)	1,025
	2	87.3	1,935	55	1,990	276	2,266		2,266	(14)	2,252
Washington, D.C.
1625 Eye Street	1	100.0	370	16	386	185	571	10	57	—	57
77 K Street	1	52.0	307	19	326	—	326	50	163	(1)	162
701 9th Street	1	100.0	340	24	364	183	547	100	547	(3)	544
Potomac Tower	1	100.0	238	—	238	203	441	100	441	(3)	438
601 South 12th Street	1	100.0	309	—	309	—	309	100	309	—	309
701 South 12th Street	1	100.0	253	—	253	—	253	100	253	—	253
	6	91.7	1,817	59	1,876	571	2,447		1,770	(7)	1,763
Houston
1201 Louisiana Street	1	93.3	836	8	844	48	892	100	892	—	892
	1	93.3	836	8	844	48	892		892	—	892
Denver
Republic Plaza	1	95.4	1,276	51	1,327	503	1,830	100	1,830	—	1,830
	1	95.4	1,276	51	1,327	503	1,830		1,830	—	1,830
Minneapolis
33 South Sixth Street	2	91.8	1,108	370	1,478	325	1,803	100	1,803	—	1,803
RBC Plaza	2	92.6	610	442	1,052	196	1,248	100	1,248	—	1,248
	4	92.1	1,718	812	2,530	521	3,051		3,051	—	3,051
Direct U.S. Properties	21	95.6	20,106	1,376	21,482	2,200	23,682		21,173	(88)	21,085

Toronto
Brookfield Place
Bay Wellington Tower	1	99.0	1,299	41	1,340	—	1,340	100	1,340	—	1,340
Retail and Parking	1	97.9	—	53	53	690	743	70	520	—	520
22 Front Street	1	100.0	136	8	144	—	144	100	144	(15)	129
Exchange Tower	1	98.6	963	66	1,029	131	1,160	50	580	(64)	516
105 Adelaide	1	99.5	176	7	183	49	232	100	232	(25)	207
Hudson’s Bay Centre	1	97.4	536	261	797	295	1,092	100	1,092	(121)	971
Queen’s Quay Terminal	1	98.5	429	75	504	—	504	100	504	(56)	448
HSBC Building	1	100.0	188	6	194	31	225	100	225	(25)	200
	8	98.6	3,727	517	4,244	1,196	5,440		4,637	(306)	4,331
Calgary
Bankers Hall	3	99.9	1,944	224	2,168	409	2,577	50	1,289	(142)	1,147
Bankers Court	1	100.0	255	7	262	62	324	50	162	(18)	144
Suncor Energy Centre	2	100.0	1,710	22	1,732	220	1,952	50	976	(107)	869
Fifth Avenue Place	2	99.5	1,428	47	1,475	206	1,681	50	841	(93)	748
	8	99.8	5,337	300	5,637	897	6,534		3,268	(360)	2,908
Vancouver
Royal Centre	1	94.1	494	95	589	264	853	100	853	(94)	759
	1	94.1	494	95	589	264	853		853	(94)	759

Other
Other	1	96.2	70	3	73	—	73	100	73	—	73
	1	96.2	70	3	73	—	73		73	—	73
Direct Canadian Properties	18	99.0	9,628	915	10,543	2,357	12,900		8,831	(760)	8,071
TOTAL DIRECT	39	96.7	29,734	2,291	32,025	4,557	36,582		30,004	(848)	29,156

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

				(SQUARE FEET IN 000S)		BROOKFIELD PROPERTIES	OTHER	BROOKFIELD PROPERTIES
	NUMBER OF PROPERTIES	LEASED %	OFFICE	RETAIL	TOTAL LEASABLE	PARKING	TOTAL AREA	OWNED INTEREST %	OWNED INTEREST(1)	SHAREHOLDERS’ INTEREST	NET OWNED INTEREST
U.S. FUND
Managed Properties
New York
The Grace Building	1	93.8	1,537	20	1,557	—	1,557	49.9	777	(416)	361
One New York Plaza	1	99.2	2,554	31	2,585	—	2,585	100	2,585	(1,383)	1,202
Newport Tower	1	91.2	1,059	41	1,100	—	1,100	100	1,100	(589)	511
	3	95.9	5,150	92	5,242	—	5,242		4,462	(2,388)	2,074
Washington, D.C.
1200 K Street	1	99.5	366	24	390	44	434	100	434	(232)	202
1250 23rd Street	1	41.9	128	—	128	16	144	100	144	(77)	67
1250 Connecticut Avenue	1	79.2	163	21	184	26	210	100	210	(113)	97
1400 K Street	1	95.6	178	12	190	34	224	100	224	(120)	104
2000 L Street	1	86.4	308	75	383	—	383	100	383	(205)	178
2001 M Street	1	99.6	190	39	229	35	264	98	259	(139)	120
2401 Pennsylvania Avenue	1	91.3	58	19	77	16	93	100	93	(50)	43
Bethesda Crescent	3	88.9	241	27	268	68	336	100	336	(180)	156
One Reston Crescent	1	100.0	185	—	185	—	185	100	185	(99)	86
Silver Spring Metro Plaza	3	83.8	640	47	687	84	771	100	771	(413)	358
Sunrise Tech Park	4	95.8	315	1	316	—	316	100	316	(169)	147
Two Reston Crescent	1	96.3	182	3	185	—	185	100	185	(99)	86
Two Ballston Plaza	1	97.5	204	19	223	—	223	100	223	(119)	104
Victor Building	1	81.7	302	45	347	—	347	49.9	173	(92)	81
1550 & 1560 Wilson Blvd	2	99.6	248	35	283	76	359	100	359	(192)	167
	23	89.8	3,708	367	4,075	399	4,474		4,295	(2,299)	1,996
Los Angeles
601 Figueroa	1	77.0	1,037	2	1,039	123	1,162	100	1,162	(622)	540
Bank of America Plaza	1	94.8	1,383	39	1,422	343	1,765	100	1,765	(944)	821
Ernst & Young Tower	1	73.1	910	335	1,245	391	1,636	100	1,636	(875)	761
Landmark Square	1	91.7	420	23	443	212	655	100	655	(350)	305
Marina Towers	2	87.9	356	25	381	87	468	50	234	(125)	109
	6	83.9	4,106	424	4,530	1,156	5,686		5,452	(2,916)	2,536
Houston
Allen Center
One Allen Center	1	98.2	914	79	993	—	993	100	993	(531)	462
Two Allen Center	1	98.5	987	9	996	—	996	100	996	(533)	463
Three Allen Center	1	92.8	1,173	22	1,195	—	1,195	100	1,195	(639)	556
1400 Smith Street	1	100.0	1,229	38	1,267	—	1,267	100	1,267	(678)	589
Cullen Center
Continental Center I	1	95.0	1,048	50	1,098	411	1,509	100	1,509	(807)	702
Continental Center II	1	85.6	428	21	449	81	530	100	530	(284)	246
KBR Tower	1	80.5	985	63	1,048	254	1,302	50	651	(348)	303
500 Jefferson Street	1	95.4	351	39	390	44	434	100	434	(232)	202
	8	93.8	7,115	321	7,436	790	8,226		7,575	(4,052)	3,523
U.S. Fund - Managed	40	91.5	20,079	1,204	21,283	2,345	23,628		21,784	(11,655)	10,129
Non-Managed Properties
New York
1065 Avenue of the Americas	1	82.5	642	40	682	—	682	99	675	(361)	314
1411 Broadway	1	75.7	1,149	38	1,187	36	1,223	49.9	610	(326)	284
1460 Broadway	1	99.1	211	9	220	—	220	49.9	110	(59)	51
	3	80.4	2,002	87	2,089	36	2,125		1,395	(746)	649
Los Angeles
5670 Wilshire Center	1	71.2	426	19	445	—	445	100	445	(238)	207
6060 Center Drive	1	89.2	253	15	268	113	381	100	381	(204)	177
6080 Center Drive	1	96.9	316	—	316	163	479	100	479	(256)	223
6100 Center Drive	1	84.1	294	—	294	168	462	100	462	(247)	215
701 B Street	1	83.6	523	37	560	—	560	100	560	(299)	261
707 Broadway	1	70.1	187	—	187	128	315	100	315	(168)	147
9665 Wilshire Blvd	1	89.4	171	—	171	64	235	100	235	(127)	108
Howard Hughes Spectrum	1	100.0	37	—	37	—	37	100	37	(20)	17
Howard Hughes Tower	1	70.8	334	2	336	141	477	100	477	(255)	222
Northpoint	1	75.9	105	—	105	45	150	100	150	(80)	70
Arden Towers at Sorrento	4	87.1	564	54	618	—	618	100	618	(330)	288
Westwood Center	1	88.1	304	25	329	—	329	100	329	(176)	153
Wachovia Center	1	88.4	486	14	500	161	661	100	661	(353)	308
	16	83.7	4,000	166	4,166	983	5,149		5,149	(2,753)	2,396
U.S. Fund – Non-Managed	19	82.6	6,002	253	6,255	1,019	7,274		6,544	(3,499)	3,045
TOTAL U.S. FUND	59	89.4	26,081	1,457	27,538	3,364	30,902		28,328	(15,154)	13,174

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

			(SQUARE FEET IN 000S)			BROOKFIELD PROPERTIES	OTHER	BROOKFIELD PROPERTIES
	NUMBER OF PROPERTIES	LEASED %	OFFICE	RETAIL	TOTAL LEASABLE	PARKING	TOTAL AREA	OWNED INTEREST %	OWNED INTEREST(1)	SHAREHOLDERS’ INTEREST	NET OWNED INTEREST
CANADIAN FUND
Toronto
First Canadian Place	1	96.1	2,379	232	2,611	170	2,781	25	695	(76)	619
151 Yonge Street	1	97.8	289	10	299	72	371	25	93	(10)	83
2 Queen Street East	1	98.6	448	16	464	81	545	25	136	(15)	121
	3	96.6	3,116	258	3,374	323	3,697		924	(101)	823
Calgary
Altius Centre	1	99.4	303	3	306	72	378	25	95	(11)	84
	1	99.4	303	3	306	72	378		95	(11)	84
Ottawa
Place de Ville I	2	99.8	569	14	583	502	1,085	25	271	(30)	241
Place de Ville II	2	100.0	598	12	610	433	1,043	25	261	(29)	232
Jean Edmonds Towers	2	100.0	541	13	554	95	649	25	162	(18)	144
	6	99.9	1,708	39	1,747	1,030	2,777		694	(77)	617
Edmonton
Canadian Western Bank	1	98.2	371	36	407	91	498	25	125	(14)	111
Enbridge Tower	1	100.0	184	—	184	30	214	25	54	(7)	47
	2	98.8	555	36	591	121	712		179	(21)	158
TOTAL CANADIAN FUND	12	97.9	5,682	336	6,018	1,546	7,564		1,892	(210)	1,682

TOTAL PROPERTIES	110	93.8	61,497	4,084	65,581	9,467	75,048		60,224	(16,212)	44,012
Development and Redevelopment	—	—	15,353	—	15,353	—	15,353		14,427	(2,202)	12,225
TOTAL PORTFOLIO	110	93.8	76,850	4,084	80,934	9,467	90,401		74,651	(18,414)	56,237
TOTAL EXCLUDING NON-MANAGED	91	95.0	70,848	3,831	74,679	8,448	83,127		68,107	(14,915)	53,192

(1)Represents the company’s consolidated interest before non-controlling interests

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

APPENDIX C - SUMMARY OF TERMS AND CONDITIONS OF AUTHORIZED SECURITIES

Class A Preference Shares

Provisions of Class A Preference Shares

Issuance in Series

The Class A preference shares consist of two series only, Series A and Series B, and no other series may be designated. Each of the series of the Class A preference shares are subject to the Class provisions of the Class A preference shares. Pursuant to the Canada Business Corporations Act, each series of Class A preference shares participates rateably with every other series of Class A preference shares in respect of accumulated dividends and return of capital.

Dividends

The holders of Class A preference shares are entitled to receive, as and when declared by the directors of Brookfield Properties, cumulative preferential dividends payable in half-yearly installments on March 15 and September 15 in each year to shareholders of record on March 1 and September 1, respectively. Accrued and unpaid dividends are paid in priority to dividends on any other shares of Brookfield Properties, and no dividends are declared or paid or set apart for any such other shares unless all accrued cumulative dividends on all Class A preference shares then issued and outstanding have been declared and paid or provided for at the date of such declaration or payment or setting apart.

Redemption

The Corporation may redeem all, or from time to time any part, of the outstanding Class A preference shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$1.11111 per share together with all accrued and unpaid cumulative dividends thereon.  Notice of redemption must be given by Brookfield Properties at least 30 days before the date specified for redemption.

Repurchase

The Corporation may at any time, and from time to time, purchase the whole or any part of the Class A preference shares outstanding in the open market or by invitation for tenders to all holders of record of the Class A preference shares outstanding, in accordance with the procedures set out in the share conditions for the Class A preference shares as a class. The Corporation has undertaken to purchase or cause to be purchased (if obtainable) in the open market 40,000 Class A preference shares in each fiscal year at a price of C$1.11111 per share, together with costs of purchase and all accrued and unpaid cumulative dividends.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield Properties or other distribution of its assets among shareholders by way of return of capital, the holders of the Class A preference shares are entitled to receive an amount equal to C$1.11111 per share, together with all accrued and unpaid cumulative dividends in priority to any distribution to the holders of Common Shares or any shares of any other class ranking junior to the Class A preference shares, including the Class AA and Class AAA preference shares and such holders are not entitled to share any further in the distribution of the property or assets of Brookfield Properties.

Voting

The holders of Class A preference shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes shall be entitled to one vote for each Class A preference share held, except in respect of the election of directors, where cumulative voting will apply in the same manner as for the Common Shares.

Specific Provisions of Class A Preference Shares, Series A

Dividends

The holders of Class A preference shares, Series A, are each entitled to receive fixed preferential cumulative cash dividends at the rate of 7 1/2% per annum on the amount paid thereon.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Specific Provisions of Class A Preference Shares, Series B

Dividends

The holders of Class A preference shares, Series B, are each entitled to receive fixed preferential cumulative cash dividends at the rate of 7 1/2% per annum on the amount paid thereon.

Class AA Preference Shares

Provisions of Class AA Preference Shares

Issuance in Series

The Class AA preference shares may be issued at any time, or from time to time, in one or more series. The board of directors of Brookfield Properties will fix the provisions attached to each series from time to time before issuance. Each of the series of the Class AA preference shares are subject to the provisions of the Class AA preference shares.

Priority

The preferences, priorities and rights attaching to the Class AA preference shares are subject and subordinate to those attaching to the Class A preference shares. The Class AA preference shares of each series rank on a parity with the Class AA preference shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of Brookfield Properties or any other distribution of the assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs. Furthermore, pursuant to the Canada Business Corporations Act, each series of Class AA preference shares participates ratably with every other series of Class AA preference shares in respect of accumulated dividends and return of capital.

Redemption

Subject to the terms of the Class A preference shares and to the provisions relating to any particular series of Class AA preference shares, Brookfield Properties may redeem outstanding Class AA preference shares, at a redemption price for each of the Class AA preference shares so redeemed as may have been fixed for that purpose in respect of each series prior to the sale and allotment of any Class AA preference shares of that series, plus an amount equal to all accrued but unpaid preferential dividends. Notice of redemption must be given by Brookfield Properties at least 30 days before the date specified for redemption.

Repurchase

Subject to the terms of the Class A preference shares and to the provisions relating to any particular series of Class AA preference shares, Brookfield Properties may at any time and from time to time purchase the whole or any part of the Class AA preference shares outstanding in the open market or by invitation for tenders to all holders of record of the Class AA preference shares outstanding, in accordance with the procedures set out in the share conditions for the Class AA preference shares as a class.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among shareholders for the purpose of winding up its affairs, the holders of the Class AA preference shares are, subject to the terms of the Class A preference shares, entitled to receive the amount paid on such shares, together with all accrued and unpaid dividends in priority to any distribution to the holders of Common Shares or any shares of any other Class ranking junior to the Class AA preference shares, including the Class AAA preference shares, and such holder is not entitled to share any further in the distribution of the property and assets of Brookfield Properties.

Dividends

The holders of Class AA preference shares are each entitled to receive, as and when declared by the directors of Brookfield Properties, fixed cumulative preferential cash dividends.

Voting

Subject to applicable corporate law, the holders of the Class AA preference shares are not entitled to receive notice of, to attend or to vote at any meeting of shareholders of Brookfield Properties, unless and until Brookfield Properties from time to time has failed to pay in the aggregate, eight quarterly dividends on any one series of Class AA preference shares and then only as long as such dividends remain in arrears, in which case the holders of Class AA preference shares will be entitled to receive notice of and to attend all meetings of shareholders of Brookfield Properties and are entitled to one vote for every Class AA preference share held.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Specific Provisions of the Class AA Preference Shares, Series E

Dividends

Subject to the prior rights of holders of the Class A preference shares and any other shares ranking senior to the Class AA preference shares, the holders of the Class AA preference shares, Series E (the “Class AA, Series E Shares”) are each entitled to receive, as and when declared by the directors of Brookfield Properties, cumulative preferential cash dividends in an amount per share per annum equal to 70% of the “Average Prime Rate” (as defined in the share conditions for the Class AA, Series E Shares), payable quarterly on the last day of each of the months of March, June, September and December, as and when declared by the board of directors of Brookfield Properties.

Redemption

The Corporation may redeem at any time all, or from time to time any part, of the then outstanding Class AA, Series E Shares, on payment for each share to be redeemed of an amount equal to C$25.00 per share, together with all accrued and unpaid dividends thereon up to the date fixed for redemption. Notice of redemption must be given by Brookfield Properties not less than 30 days and not more than 60 days before the date specified for redemption.

Purchase for Cancellation

The Corporation may at any time, or from time to time, purchase for cancellation all or any part of the outstanding Class AA, Series E Shares in the open market or by invitation for tenders to all holders of record of the Class AA, Series E Shares in accordance with the procedures set out in the share conditions for the Class AA, Series E Shares.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield Properties or in the event of any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of Class AA, Series E Shares are entitled to receive an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends thereon up to the date of payment, before any amount can be paid or assets of Brookfield Properties distributed to the holders of any other shares of Brookfield Properties ranking as to capital junior to the Class AA, Series E Shares. After such payment, the holders of the Class AA, Series E Shares are not entitled to share in any further distribution of the assets of Brookfield Properties.

Voting

Subject to applicable corporate law and the provisions attaching to the Class AA preference shares as a class, the holders of Class AA, Series E Shares are not entitled to receive notice of, to attend or to vote at, any meetings of shareholders of Brookfield Properties.

Class AAA Preference Shares

Provisions of Class AAA Preference Shares

Issuance in Series

The directors may from time to time issue Class AAA preference shares in one or more series, each series to consist of such number of shares as will before issuance thereof be fixed by the directors who will at the same time determine the designation, rights, privileges, restrictions and conditions attaching to that series of Class AAA preference shares. Each of the series of the Class AAA preference shares are subject to the provisions of the Class AAA preference shares.

Priority

The Class AAA preference shares rank junior to the Class A preference shares and the Class AA preference shares as to the payment of dividends and return of capital in the event of liquidation, dissolution or winding up of Brookfield Properties. The Class AAA preference shares rank senior to the Common Shares and all other shares ranking junior to the Class AAA preference shares. The Class AAA preference shares are subject to the provisions of the Class A preference shares and to the Class AA preference shares. Pursuant to the Canada Business Corporations Act, each series of Class AAA preference shares participates rateably with every other series of Class AAA preference shares in respect of accumulated dividends and return of capital.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Voting

Subject to applicable corporate law, the holders of the Class AAA preference shares or of a series thereof are not entitled as holders of that Class or series to receive notice of, to attend or to vote at any meeting of the shareholders of Brookfield Properties. Notwithstanding the foregoing, votes may be granted to a series of Class AAA preference shares when dividends are in arrears on any one or more series, in accordance with the applicable series provisions.

Approval

The approval of the holders of the Class AAA preference shares of any matters to be approved by a separate vote of the holders of the Class AAA preference shares may be given by special resolution in accordance with the share conditions for the Class AAA preference shares.

Specific Provisions of Class AAA Preference Shares, Series E

The Class AAA Preference Shares, Series E (the “Class AAA, Series E Shares”) are accounted for by Brookfield Properties as debt, in accordance with Canadian GAAP.

Dividends

The holders of the Class AAA, Series E Shares are entitled to receive, as and when declared by the directors of Brookfield Properties, cumulative preferential cash dividends in an amount per share per annum equal to the product of C$25.00 and 70% of the “Average Prime Rate” (as defined in the share conditions for the Class AAA, Series E Shares), payable quarterly on the last day of March, June, September and December in each year.

Redemption

Subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series E Shares, Brookfield Properties may redeem at any time all, or from time to time any part, of the then outstanding Class AAA, Series E Shares on payment for each share to be redeemed of an amount equal to C$25.00, together with an amount equal to all dividends accrued and unpaid thereon up to the redemption date.  Notice of redemption must be given by Brookfield Properties at least 30 days before the date specified for redemption.

Retraction

Subject to the restrictions imposed by applicable law, the Class AAA, Series E Shares may be tendered at any time for retraction at a price equal to C$25.00 per share, together with an amount equal to all dividends accrued and unpaid thereon up to the date of retraction.  Written notice of retraction must be given by the holder to Brookfield Properties at least 10 days prior to the date specified for retraction.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series E Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all dividends accrued and unpaid thereon up to the date of payment.  After such payment, the holders of Class AAA, Series E Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.

Amendment

The provisions of the Class AAA, Series E Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series E Shares by special resolution, given in accordance with the share provisions for the Class AAA, Series E Shares, in addition to any vote or authorization required by law.

Specific Provisions of the Class AAA Preference Shares, Series F

Dividends

The holders of the Class AAA Preference Shares, Series F (the “Class AAA, Series F Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to C$1.50 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Redemption

The Class AAA, Series F Shares are not redeemable before September 30, 2009.  On or after this date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series F Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series F — Restriction on Dividends and Retirement and Issue of Shares”, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series F Shares, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before September 30, 2010, of C$25.50 if redeemed on or after September 30, 2010 but before September 30, 2011, of C$25.25 if redeemed on or after September 30, 2011 but before September 30, 2012, and of C$25.00 thereafter plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).

Conversion at the Option of Brookfield Properties

The Class AAA, Series F Shares are not convertible at the option of Brookfield Properties prior to September 30, 2009. On and after this date, Brookfield Properties may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series F Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series F Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 and 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series F Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series F Shares, but in lieu thereof Brookfield Properties will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and the rights of Brookfield Properties described below, on and after March 31, 2013, each Class AAA, Series F Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 and 95% of the current market price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series F Shares, but in lieu thereof Brookfield Properties will make cash payments.

Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series F — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series F Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series F Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series F Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Series F Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series F Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series F — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series F Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series F Shares are entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series F Shares. The holders of the Class AAA, Series F Shares are not entitled to share in any further distribution of the assets of Brookfield Properties.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series F Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series F Shares:

a)
declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series F Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series F Shares;

b)
except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series F Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series F Shares;

c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series F Shares then outstanding;

d)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series F Shares; or

e)	issue any additional Class AAA, Series F Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series F Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series F Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series F Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Amendment

The provisions of the Class AAA, Series F Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series F Shares by special resolution, given in accordance with the share provisions for the Class AAA, Series F Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series F Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series F Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series F Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Class AAA, Series F Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series F Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series F Share held.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Specific Provisions of the Class AAA Preference Shares, Series G

Dividends

The holders of the Class AAA Preference Shares, Series G (the “Class AAA, Series G Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to $1.3125 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series G Shares are not redeemable before June 30, 2011. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series G Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series G — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series G Shares, by the payment of an amount in cash for each such share so redeemed of $26.00 if redeemed before June 30, 2012, of $25.67 if redeemed on or after June 30, 2012 but before June 30, 2013, of $25.33 if redeemed on or after June 30, 2013 but before June 30, 2014, and of $25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).

Conversion at the Option of Brookfield Properties

The Class AAA, Series G Shares are not convertible at the option of Brookfield Properties prior to June 30, 2011. On or after this date, Brookfield Properties may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series G Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series G Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the weighted average trading price of the Common Shares on the New York Stock Exchange (“the “NYSE”) (or, if the Common Shares do not trade on the NYSE on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series G Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series G Shares, but in lieu thereof Brookfield Properties will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and the rights of Brookfield Properties described below, on and after September 30, 2015, each Class AAA, Series G Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing $25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of $2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series G Shares, but in lieu thereof Brookfield Properties will make cash payments.

Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series G — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series G Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series G Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series G Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series G Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of $25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series G Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Purchase for Cancellation

Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series G — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series G Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series G Shares will be entitled to payment of an amount equal to $25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series G Shares. The holders of the Class AAA, Series G Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series G Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series G Shares:

(i)
declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series G Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series G Shares;

(ii)
except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series G Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series G Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series G Shares then outstanding;

(iv)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series G Shares; or

(v)	issue any additional Class AAA, Series G Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series G Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series G Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series G Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Amendment

The provisions of the Class AAA, Series G Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series G Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series G Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series G Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series G Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series G Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Class AAA, Series G Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series G Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series G Share held.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Specific Provisions of the Class AAA Preference Shares, Series H

Dividends

The holders of the Class AAA Preference Shares, Series H (the “Class AAA, Series H Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to C$1.4375 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series H Shares are not redeemable before December 31, 2011. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series H Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series H — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series H Shares, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before December 31, 2012, of C$25.67 if redeemed on or after December 31, 2012 but before December 31, 2013, of C$25.33 if redeemed on or after December 31, 2013 but before December 31, 2014, and of C$25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).

Conversion at the Option of Brookfield Properties

The Class AAA, Series H Shares are not convertible at the option of Brookfield Properties prior to December 31, 2011. On or after this date, Brookfield Properties may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series H Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series H Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series H Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series H Shares, but in lieu thereof Brookfield Properties will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and the rights of Brookfield Properties described below, on and after December 31, 2015, each Class AAA, Series H Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series H Shares, but in lieu thereof Brookfield Properties will make cash payments.

Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series H — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series H Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series H Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series H Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series H Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series H Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Purchase for Cancellation

Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series H — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series H Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series H Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series H Shares. The holders of the Class AAA, Series H Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series H Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series H Shares:

(i)
declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series H Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series H Shares;

(ii)
except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series H Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series H Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series H Shares then outstanding;

(iv)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series H Shares; or

(v)	issue any additional Class AAA, Series H Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series H Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series H Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series H Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Amendment

The provisions of the Class AAA, Series H Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series H Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series H Shares, in addition to any vote or authorization required by law.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Voting

The holders of the Class AAA, Series H Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series H Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series H Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Class AAA, Series H Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series H Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series H Share held.

Specific Provisions of the Class AAA Preference Shares, Series I

Dividends

The holders of the Class AAA Preference Shares, Series I (the “Class AAA, Series I Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to C$1.30 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series I Shares are not redeemable before December 31, 2008. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series I Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series I — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series I Shares, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before December 31, 2009, of C$25.50 if redeemed on or after December 31, 2009 but before December 31, 2010, and of C$25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).

Conversion at the Option of Brookfield Properties

The Class AAA, Series I Shares are not convertible at the option of Brookfield Properties prior to December 31, 2008. On or after this date, Brookfield Properties may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series I Shares into that number of freely tradable Common Shares determined (per Class AAA, Series I Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series I Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series I Shares, but in lieu thereof Brookfield Properties will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and the rights of Brookfield Properties described below, on and after December 31, 2010, each Class AAA, Series I Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series I Shares, but in lieu thereof Brookfield Properties will make cash payments.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series I — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series I Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series I Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series I Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series I Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series I Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series I — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series I Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series I Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series I Shares. The holders of the Class AAA, Series I Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series I Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series I Shares:

(i)
declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series I Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series I Shares;

(ii)
except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series I Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series I Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series I Shares then outstanding;

(iv)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series I Shares; or

(v)	issue any additional Class AAA, Series I Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series I Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series I Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series I Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Amendment

The provisions of the Class AAA, Series I Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series I Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series I Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series I Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series I Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series I Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Class AAA, Series I Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series I Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series I Share held.

Specific Provisions of the Class AAA Preference Shares, Series J

Dividends

The holders of the Class AAA Preference Shares, Series J (the “Class AAA, Series J Shares”) are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to C$1.25 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series J Shares are not redeemable before June 30, 2010. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series J Shares, to applicable law and to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series J — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series J Shares, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before June 30, 2011, of C$25.75 if redeemed on or after June 30, 2011 but before June 30, 2012, at C$25.50 if redeemed on or after June 30, 2012, but before June 30, 2013, C$25.25 if redeemed on or after June 30, 2013, but before June 30, 2014, and of C$25.00 thereafter, plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).

Conversion at the Option of Brookfield Properties

The Class AAA, Series J Shares are not convertible at the option of Brookfield Properties prior to June 30, 2010. On or after this date, Brookfield Properties may at its option, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series J Shares into that number of freely tradeable Common Shares determined (per Class AAA, Series J Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series J Shares, the “Current Market Price”). Fractional Common Shares will not be issued on any conversion of Class AAA, Series J Shares, but in lieu thereof Brookfield Properties will make cash payments.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Conversion at the Option of the Holder

Subject to applicable law and the rights of Brookfield Properties described below, on and after December 31, 2014, each Class AAA, Series J Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series J Shares, but in lieu thereof Brookfield Properties will make cash payments.

Subject to the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series J — Restrictions on Dividends and Retirement and Issue of Shares” as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series J Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series J Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series J Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series J Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series J Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under “Specific Provisions of the Class AAA Preference Shares, Series J — Restrictions on Dividends and Retirement and Issue of Shares”, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series J Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series J Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series J Shares. The holders of the Class AAA, Series J Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series J Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series J Shares:

(i)
declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series J Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series J Shares;

(ii)
except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series J Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series J Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series J Shares then outstanding;

(iv)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series J Shares; or

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

(v)	issue any additional Class AAA, Series J Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series J Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series J Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series J Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Amendment

The provisions of the Class AAA, Series J Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series J Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series J Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series J Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series J Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series J Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Class AAA, Series J Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series J Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class AAA, Series J Share held.

Specific Provisions of the Class AAA Preference Shares, Series K

Dividends

The holders of the Class AAA Preference Shares, Series K (the “Class AAA, Series K Shares) are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to C$1.30 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series K Shares are not redeemable before December 31, 2012. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series K Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series K — Restrictions on Dividends and Retirement and Issue of Shares’’, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series K Shares, by the payment of an amount in cash for each such share so redeemed of C$26.00 if redeemed before December 31, 2013, of C$25.67 if redeemed on or after December 31, 2013 but before December 31, 2014, at C$25.33 if redeemed on or after December 31, 2014, but before December 31, 2015, and of C$25.00 thereafter plus, in each case, all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties).

Conversion at the Option of Brookfield Properties

The Class AAA, Series K Shares are not convertible at the option of Brookfield Properties prior to December 31, 2012. On or after this date, Brookfield Properties may, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class AAA, Series K Shares into that number of freely tradeable Common Shares determined (per Series K Preference Share) by dividing the then applicable redemption price, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Common Shares on the TSX (or, if the Common Shares do not trade on the TSX on the date specified for conversion, on the exchange or trading system with the highest volume of Common Shares traded during the 20 trading day period referred to below) for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (for the purpose of the description of the Class AAA, Series K Shares, the ‘‘Current Market Price’’).  Fractional Common Shares will not be issued on any conversion of Class AAA, Series K Shares, but in lieu thereof Brookfield Properties will make cash payments.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Conversion at the Option of the Holder

Subject to applicable law and the rights of Brookfield Properties described below, on and after December 31, 2016, each Series K Preference Share will be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of freely tradeable Common Shares determined by dividing C$25.00, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Common Shares will not be issued on any conversion of Class AAA, Series K Shares, but in lieu thereof Brookfield Properties will make cash payments.

Subject to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series K — Restrictions on Dividends and Retirement and Issue of Shares’’ as applicable, Brookfield Properties may, by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the date fixed for conversion all or any part of the Class AAA, Series K Shares forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class AAA, Series K Shares to sell on the date fixed for conversion all or any part of such Class AAA, Series K Shares to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class AAA, Series K Shares is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for conversion) up to but excluding the date fixed for conversion. The Class AAA, Series K Shares to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series K — Restrictions on Dividends and Retirement and Issue of Shares’’, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series K Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series K Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series K Shares. The holders of the Class AAA, Series K Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series K Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series K Shares:

(i)
declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series K Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series K Shares;

(ii)
except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series K Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series K Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series K Shares then outstanding;

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

(iv)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series K Shares; or

(v)	issue any additional Class AAA, Series K Shares or any shares ranking as to dividends or return of capital prior to or on a parity with the Class AAA, Series K Shares,

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series K Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series K Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Amendment

The provisions of the Class AAA, Series K Shares may be amended, but only with the prior approval of the holders of the Class AAA, Series K Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series K Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series K Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series K Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series K Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any moneys of Brookfield Properties properly applicable to the payment of dividends on Series K Preference Shares. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series K Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Series K Preference Share held.

Specific Provisions of the Class AAA Preference Shares, Series L

Dividends

The holders of the Class AAA Preference Shares, Series L (the “Class AAA, Series L Shares) are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to C$1.6875 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series L Shares are not redeemable before September 30, 2014. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series L Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series L – Restrictions on Dividends and Retirement and Issue of Shares’’, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series L Shares, by the payment of an amount in cash for each such share so redeemed of C$25.00 together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties), on not less than 30 days written notice.

Conversion at the Option of the Holder

Subject to applicable law and the provisions of the Class AAA, Series L Shares, on and after September 30, 2014 and every five years thereafter, the holders of each Class AAA, Series L Share will have the right, at their option, to convert all or any part of the outstanding Class AAA, Series L Share into Class AAA Preference Shares, Series M on the basis of one (1) Class AAA Preference Share, Series M for each Class AAA, Series L Share, on not less than 30 days written notice.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series L – Restrictions on Dividends and Retirement and Issue of Shares’’, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series L Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series L Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series L Shares. The holders of the Class AAA, Series L Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series L Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series L Shares:

(i)
declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series L Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series L Shares;

(ii)
except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series L Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series L Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series L Shares then outstanding;

(iv)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series L Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series L Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series L Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Modifications

The provisions of the Class AAA, Series L Shares may be repealed, altered, modified or amended from time to time with such prior approval of the holders of the Class AAA, Series L Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series L Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series L Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series L Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series L Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series L Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Series L Preference Share held.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Specific Provisions of the Class AAA Preference Shares, Series M

Dividends

The holders of the Class AAA Preference Shares, Series M (the “Class AAA, Series M Shares) are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount per share equal to the sum of the 3-month Government of Canada Treasury Bill Rate (on the 30th day prior to the 1st day of each of April, July, October and January in each year) plus 4.17% calculated on the basis of the actual number of days elapsed in the period divided by 365, then multiplied by C$25.00, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series M Shares are not redeemable before September 30, 2014. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series M Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series M – Restrictions on Dividends and Retirement and Issue of Shares’’, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series M Shares, by the payment of an amount in cash for each such share so redeemed equal to (i) C$25.00 in the case of redemptions on September 30, 2019 and on September 30 every 5 years thereafter or (ii) C$25.50 on any date after September 30, 2014, in each case including all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties), on not less than 30 days’ written notice.

Conversion at the Option of the Holder

Subject to applicable law and the provisions of the Class AAA, Series M Shares, on and after September 30, 2014 and every five years thereafter, the holders of each Class AAA, Series M Share will have the right, at their option, to convert all or any part of the outstanding Class AAA, Series M Share into Class AAA Preference Shares, Series L on the basis of one (1) Class AAA Preference Share, Series L for each Class AAA, Series M Share, on not less than 30 days’ written notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series M – Restrictions on Dividends and Retirement and Issue of Shares’’, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series M Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series M Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series M Shares. The holders of the Class AAA, Series M Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series M Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series M Shares:

(i)
declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series M Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series M Shares;

(ii)
except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series M Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series M Shares;

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series M Shares then outstanding;

(iv)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series M Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series M Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series M Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Modifications

The provisions of the Class AAA, Series M Shares may be repealed, altered, modified or amended from time to time with such prior approval of the holders of the Class AAA, Series M Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series M Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series M Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series M Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series M Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series M Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Series M Preference Share held.

Specific Provisions of the Class AAA Preference Shares, Series N

Dividends

The holders of the Class AAA Preference Shares, Series N (the “Class AAA, Series N Shares) are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount equal to C$1.5375 per share per annum, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series N Shares are not redeemable prior to June 30, 2016. On June 30, 2016 and on June 30 every five years thereafter, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series N Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series N – Restrictions on Dividends and Retirement and Issue of Shares’’, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series N Shares, by the payment of an amount in cash for each such share so redeemed equal to C$25.00 together with all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties), on not less than 30 days’ written notice.

Conversion at the Option of the Holder

Subject to applicable law and the provisions of the Class AAA, Series N Shares, on and after June 30, 2016 and on June 30 every five years thereafter, the holders of each Class AAA, Series N Share will have the right, at their option, to convert all or any part of the outstanding Class AAA, Series N Share into Class AAA Preference Shares, Series O on the basis of one (1) Class AAA Preference Share, Series O for each Class AAA, Series N Share, on not less than 30 days’ written notice.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series N – Restrictions on Dividends and Retirement and Issue of Shares’’, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series N Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series N Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series N Shares. The holders of the Class AAA, Series N Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series N Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series N Shares:

(i)
declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series N Shares) on any shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series N Shares;

(ii)
except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series N Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series N Shares;

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series N Shares then outstanding;

(iv)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series N Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series N Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series N Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Modifications

The provisions of the Class AAA, Series N Shares may be repealed, altered, modified or amended from time to time with such prior approval of the holders of the Class AAA, Series N Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series N Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series N Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series N Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series N Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series N Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Series N Preference Share held.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Specific Provisions of the Class AAA Preference Shares, Series O

Dividends

The holders of the Class AAA Preference Shares, Series O (the “Class AAA, Series O Shares) are entitled to receive floating rate cumulative preferential cash dividends, if, as and when declared by the board of directors of Brookfield Properties, in an amount per share equal to the sum of the 3-month Government of Canada Treasury Bill Rate (on the 30th day prior to the 1st day of each of April, July, October and January in each year) plus 3.07% calculated on the basis of the actual number of days elapsed in the period divided by 365, then multiplied by C$25.00, accruing daily from the date of issue (less any tax required to be deducted and withheld by Brookfield Properties), payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class AAA, Series O Shares are not redeemable prior to June 30, 2016. On or after that date, subject to the terms of any shares of Brookfield Properties ranking prior to the Class AAA, Series O Shares, to applicable law and to the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series O – Restrictions on Dividends and Retirement and Issue of Shares’’, Brookfield Properties may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class AAA, Series O Shares, by the payment of an amount in cash for each such share so redeemed equal to (i) C$25.00 in the case of redemptions on June 30, 2016 and on June 30 every five years thereafter or (ii) C$25.50 on any date after June 30, 2016, in each case including all accrued and unpaid dividends (for greater certainty excluding declared dividends with a record date prior to the date fixed for redemption) up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by Brookfield Properties), on not less than 30 days’ written notice.

Conversion at the Option of the Holder

Subject to applicable law and the provisions of the Class AAA, Series O Shares, on and after June 30, 2016 and every five years thereafter, the holders of each Class AAA, Series O Share will have the right, at their option, to convert all or any part of the outstanding Class AAA, Series O Share into Class AAA Preference Shares, Series N on the basis of one (1) Class AAA Preference Share, Series N for each Class AAA, Series O Share, on not less than 30 days’ written notice.

Purchase for Cancellation

Subject to applicable law and the provisions described under ‘‘Specific Provisions of the Class AAA Preference Shares, Series O – Restrictions on Dividends and Retirement and Issue of Shares’’, Brookfield Properties may at any time purchase for cancellation the whole or any part of the Class AAA, Series O Shares at the lowest price or prices at which in the opinion of the board of directors of Brookfield Properties such shares are obtainable.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders for the purpose of winding up its affairs, the holders of the Class AAA, Series O Shares will be entitled to payment of an amount equal to C$25.00 per share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Brookfield Properties), before any amount is paid or any assets of Brookfield Properties are distributed to the holders of any shares ranking junior as to capital to the Class AAA, Series O Shares. The holders of the Class AAA, Series O Shares will not be entitled to share in any further distribution of the assets of Brookfield Properties.

Restriction on Dividends and Retirement and Issue of Shares

So long as any of the Class AAA, Series O Shares are outstanding, Brookfield Properties will not, without the approval of the holders of the Class AAA, Series O Shares:

(i)
declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of Brookfield Properties ranking as to capital and dividends junior to the Class AAA, Series O Shares) on shares of Brookfield Properties ranking as to dividends junior to the Class AAA, Series O Shares;

(ii)
except out of the net cash proceeds of a substantially concurrent issue of shares of Brookfield Properties ranking as to return of capital and dividends junior to the Class AAA, Series O Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of Brookfield Properties ranking as to capital junior to the Class AAA, Series O Shares;

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

(iii)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class AAA, Series O Shares then outstanding;

(iv)
except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class AAA preference shares, ranking as to the payment of dividends or return of capital on a parity with the Class AAA, Series O Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class AAA, Series O Shares and on all other shares of Brookfield Properties ranking prior to or on a parity with the Class AAA, Series O Shares with respect to the payment of dividends have been declared, paid or set apart for payment.

Modifications

The provisions of the Class AAA, Series O Shares may be repealed, altered, modified or amended from time to time with such prior approval of the holders of the Class AAA, Series O Shares by special resolution, given in accordance with the share provisions of the Class AAA, Series O Shares, in addition to any vote or authorization required by law.

Voting

The holders of the Class AAA, Series O Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Class AAA preference shares as a class and meetings of the holders of Class AAA, Series O Shares as a series) to receive notice of, attend, or vote at, any meeting of shareholders of Brookfield Properties unless and until Brookfield Properties shall have failed to pay eight quarterly dividends on the Class AAA, Series O Shares, whether or not consecutive. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class AAA, Series O Shares will be entitled to receive notice of and to attend each meeting of Brookfield Properties’ shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Series O Preference Share held.

Common Shares

Provisions of Common Shares

Dividends

The holders of the Common Shares are entitled to receive any dividends declared thereon by the board of directors of Brookfield Properties.

Voting

The holders of the Common Shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes will be entitled to one vote for each Common Share held.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of Brookfield Properties or any other distribution of assets of Brookfield Properties among its shareholders by way of return of capital, the holders of Common Shares will be entitled to receive, after distribution to the holders of the Class A preference shares, the Class AA preference shares, the Class AAA preference shares and any other shares ranking prior to the Common Shares, the remaining property of Brookfield Properties.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

APPENDIX D - AUDIT COMMITTEE CHARTER

A committee of the board of directors of the Corporation to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:

Membership and Chairperson

Following each annual meeting of shareholders, the board of directors of the Corporation (the “Board”) shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.

The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee.  Any Member may be removed from office or replaced at any time by the Board.  All of the Members will be Independent Directors.  In addition, every Member will be Financially Literate, or agree to become Financially Literate within a reasonable period of time following appointment, and at least one Member will be an Audit Committee Financial Expert.  Members may not serve on three or more other public company audit committees, except with the prior approval of the Board.

The Board shall appoint one Member as the chairperson of the Committee.  If the chairperson is absent from a meeting, the Members shall select a chairperson from those in attendance to act as chairperson of the meeting.

Responsibilities

The Committee shall:

a)
be directly responsible for overseeing the work of the external auditor of the Corporation engaged for the purpose of preparing or issuing an auditor’s report or providing other audit, review or attest services to the Corporation (the “auditor”);

b)	require the auditor to report directly to the Committee;

c)
review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and recommend to the Board the auditor who should be nominated for appointment or re-appointment by the shareholders;

d)	where appropriate, recommend to the Board that the shareholders terminate the auditor;

e)
when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

f)	review the terms of the auditor’s engagement and recommend to the Board the compensation of the auditor;

g)	at least annually, obtain and review a report by the auditor describing:

•	the auditor’s internal quality-control procedures; and

•
any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

h)
at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission, and confirm that it has complied with applicable laws with the rotation of certain members of the audit engagement team;

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

i)	review and evaluate the lead partner of the auditor;

j)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the audit firm;

k)
meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

•	planning and staffing of the audit;

•	any material written communications between the auditor and management;

•	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

•	the extent to which the auditor is satisfied with the nature and scope of its examination;

•	whether or not the auditor has received the full co-operation of management of the Corporation;

•	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

•	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

•	all critical accounting policies and practices to be used by the Corporation;

•
all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

•
any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

•
any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to paragraphs 5135.099 and 5136.28 of the CICA Handbook and the United States Securities Exchange Act of 1934.

l)
pre-approve any non-audit service to be provided to the Corporation or any of its subsidiaries by the auditor in accordance with applicable law.  The Committee may delegate to one or more independent members the authority to pre-approve non-audit services to the extent permitted by applicable law. The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the full Committee at its first scheduled meeting following such pre-approval. The Committee may also adopt specific policies and procedures for the engagement of non-audit services provided these policies and procedures are detailed as to the particular services, mandate that the Committee be informed of each non-audit service and do not include the delegation of the Committee’s responsibilities to management;

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

m)	resolve any disagreements between management and the auditor regarding financial reporting;

n)	prior to the disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:

•	audited annual financial statements, in conjunction with the report of the auditor;

•	interim financial statements;

•	annual and interim earnings press releases;

•	annual and interim management’s discussion and analysis of financial condition and results of operation;

•	reconciliations of the annual or interim financial statement; and

•
all other audited or unaudited financial information contained in public disclosure documents (including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities);

o)
discuss press releases containing financial information (to ensure consistency of the disclosure to the financial statement), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” or “adjusted” non-GAAP information in such press releases and financial information.  Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

p)	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements;

q)
review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

r)
review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

s)
review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of significant deficiencies and material weaknesses in internal control over financial reporting;

t)
meet privately with the person responsible for the Corporation’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

u)
review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate.  The Committee will discuss this mandate with the auditor, review the appointment and replacement of the person in charge of the Corporation’s internal audit function and review the significant reports to management prepared by the internal auditor and management’s responses;

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

v)
review the controls and procedures that have been adopted to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the issuer’s financial statements and periodically assess the adequacy of these procedures;

w)
establish and periodically review the procedures for the receipt, follow-up, retention and treatment of complaints received by the Corporation about accounting, internal controls, disclosure controls or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

x)	review periodically, the Corporation’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks;

y)	review periodically, the status of taxation matters of the Corporation;

z)	review and approve the Corporation’s policies for hiring partners and employees and former partners and employees of the present auditor and any former auditors of the Corporation;

aa)
review, with legal counsel where required, such litigation, claims, tax assessments, transactions, inquiries from regulators and material inquiries from governmental agencies or other contingencies which may have a material impact on financial results or which may otherwise adversely affect the financial well-being of the Corporation; and

bb)	consider other matters of a financial nature as directed by the Board.

Reporting

The Committee will regularly report to the Board on:

•	the auditor’s independence;

•	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

•	the performance of the internal audit function department;

•	the adequacy of the Corporation’s internal controls and disclosure controls;

•
its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

•
its review of any other public disclosure document including the annual information form and the annual and interim management’s discussion and analysis of financial condition and results of operations;

•	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

•	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

Review and Disclosure

The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments.  The Governance and Nominating Committee will review the Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on the Corporation’s Web site and the annual report of the Corporation will state that this Charter is available on the Web site or is available in print to any shareholder who requests a copy.

Assessment

At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.

Access To Outside Advisors And Senior Management

The Committee may retain any outside advisor at the expense of the Corporation, without the Board’s approval, at any time and has the authority to determine any such advisor’s fees and other retention terms.

The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

Meetings

Meetings of the Committee may be called by any Member, the Chairman of the Board, the Chief Executive Officer or Chief Financial Officer of the Corporation or the auditor.  Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities.  The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present.  A quorum shall be not less than a majority of the Members from time to time.  Matters decided by the Committee shall be decided by majority vote.  Subject to the foregoing, the Canada Business Corporations Act and the by-laws, and unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.

Notice of each meeting shall be given to the auditor, each Member, and to the Chairman of the Board and the Chief Executive Officer of the Corporation.  Notice of meeting may be given orally, in person or by telephone, by letter, by facsimile or other electronic means not less than 24 hours before the time fixed for the meeting.  Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice.  The notice need not state the purpose or purposes for which the meeting is being held.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.  The Committee may require the auditors and/or members of management to attend any or all meetings.

Definitions

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

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“Independent Director” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, its parent or a subsidiary corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation.  In addition, a director will be deemed to have a material relationship if he or she has one of the following relationships with the Corporation (which in each case below must be read as including a parent company or subsidiary of the Corporation):

a)
the director is or was within the last three years an employee or executive officer (or has an immediate family member who is or was within the last 3 years an executive officer) of the Corporation.  A director is not disqualified from being independent if he or she previously acted as an interim chief executive officer of the Corporation, or currently acts or previously acted as a part-time chair or vice-chair of the Board or any Board committee;

b)
the director (a) is a partner of or is employed by the Corporation’s internal or external auditor; (b) was within the last three years a partner or employee of that auditing firm and personally worked on the Corporation’s audit within that time; or (c) has a spouse, minor child or a child who lives in the director’s home and who (i) is a partner of the Corporation’s internal or external auditor; (ii) is an employee of the auditing firm and works in the audit, assurance or tax compliance (but not tax planning) practice; or (iii) was within the last three years a partner or employee of that auditing firm and personally worked on the Corporation’s audit during that time.  For this purpose, a “partner” does not include a partner whose interest in the auditing firm is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service, if the compensation is not contingent in any way on continued service;

c)
the director is or was within the last three years (or has an immediate family member who is or was within the last three years) an executive officer of another entity if any of the Corporation’s current executive officers serve or served at the same time on the compensation committee of that entity;

d)
the director has (or an immediate family member who is employed as an executive officer of the Corporation has) received more than Cdn. $75,000 in direct compensation from the Corporation in any 12-month period within the last three years, other than (a) fees for acting as a director or committee member, including as the Chairperson of the Board or a Board committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Corporation, if receipt is not contingent in any way on continued service; or

e)
the director is an employee of (or has an immediate family member who is an executive officer of), another company that has, in the last three fiscal years, made payments to, or received payments from, the Corporation in excess of the greater of US $1 million and 2% of the other company’s consolidated gross revenues.

For the purposes of the definition above, the term “executive officer” means the chair, vice-chair, president, vice-presidents in charge of principal business units, divisions or functions, and any other individual (whether employed by the Corporation or not) who performs a policy-making function in respect of the Corporation, and the term “immediate family member” means the director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers and sisters-in-law and anyone (other than a domestic employee) who lives in the director's home.

Additionally, members of the Audit Committee are subject to two additional requirements to be considered independent for audit committee purposes:

a)
the director cannot after appointment to the Audit Committee accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than (a) fees for acting as a director, committee member, or part-time chair or vice-chair of the Board or any Board Committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Corporation (provided such compensation is not contingent in any way on continued service).  A fee is considered to have been indirectly received by the director if it is received by (a) the director’s spouse, a minor child or a child who lives in the director’s home; or (b) an entity in which the director is a partner, a member or an officer (such as a managing director or executive officer) if that entity provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any of its subsidiaries, unless the director is a limited partner or a non-managing member of the entity and plays no active role in providing services to the entity; and

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form

b)	the director cannot be an affiliated entity of the Corporation or any of its subsidiaries.

For the purposes of the Audit Committee requirements above, the term “affiliated entity” means an individual or company that controls, is controlled by or is under common control with the Corporation.  In addition, an individual is himself or herself an affiliated entity of the Corporation if the individual holds any of the following positions with an affiliated entity:  a director who is an employee, an executive officer, a general partner or a managing member, and the term “control” means having the direct or indirect power to control the Corporation, whether through ownership of voting securities or otherwise.  An individual who owns, directly or indirectly, 10% or less of any class of voting securities of the Corporation will be deemed not to control the Corporation if the individual is not an executive officer of the Corporation.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

“Audit Committee Financial Expert” means a person who has the following attributes:

a)	an understanding of generally accepted accounting principles and financial statements;

b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c)
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d)	an understanding of internal controls and procedures for financial reporting; and

e)	an understanding of audit committee functions;

acquired through any one or more of the following:

a)
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d)	other relevant experience.

Brookfield | Brookfield Properties Corporation | 2010 Annual Information Form